Fortuna Silver Mines Inc.: San Jose Property, Oaxaca, Mexico

Amended Technical Report

Effective Date: August 20, 2016

Original Report Date: August 20, 2016

Amended Report Date: January 30, 2017

Prepared by	Eric Chapman, P.Geo. Corporate Head of Technical Services - Fortuna Silver Mines Inc. Edwin Gutierrez, SME Registered Member Technical Services Manager – Fortuna Silver Mines Inc.

Suite 650, 200 Burrard Street, Vancouver, BC, V6C 3L6 Tel: (604) 484 4085, Fax: (604) 484 4029

Fortuna Silver Mines Inc.: San Jose Property Technical Report

Date and Signature Page

Technical Report

Fortuna Silver Mines Inc.: San Jose Property, Oaxaca, Mexico

Effective date of this report is August 20, 2016

Issued by:

Fortuna Silver Mines Inc.

Eric N. Chapman	30th January 2017

[signed and sealed]	Date

Edwin Gutierrez	30th January 2017

[signed]	Date

August 20, 2016

Fortuna Silver Mines Inc.: San Jose Property Technical Report

1	Summary	16
1.1	Introduction	16
1.2	Property description, location and ownership	16
1.3	Geology and mineralization	16
1.4	Exploration	17
1.5	Mineral Resources and Mineral Reserves	17
1.6	Mining Operations	19
1.7	Conclusions and Recommendations	19

2	Introduction	21

3	Reliance on Other Experts	23

4	Property Description and Location	24
4.1	Mineral tenure	25
4.1.1	Mining claims and concessions	25
4.2	Surface rights	26
4.3	Royalties	27
4.3.1	Mexico Mining Tax	28
4.4	Environmental aspects	28
4.5	Permits	29

5	Accessibility, Climate, Local Resources, Infrastructure and Physiography	30
5.1	Access	30
5.2	Climate	30
5.3	Topography, elevation and vegetation	30
5.4	Infrastructure	30

6	History	31
6.1	Ownership history	31
6.2	Exploration history and evaluation	31
6.3	Historical resources and reserves	32
6.4	Production	34
6.4.1	Minera Cuzcatlan	34

7	Geological Setting and Mineralization	36
7.1	Regional geology	36
7.2	Local geology	37
7.3	Property geology	38
7.3.1	Stratigraphy	39
7.3.2	Structural geology	40
7.4	Description of mineralized zones	40

August 20, 2016

7.4.1	Trinidad vein system	43
7.4.2	Bonanza vein system	43
7.4.3	Trinidad North discovery	43
7.4.4	Fortuna vein system	43
7.4.5	Stockwork	43
7.4.6	Secondary vein systems	44
7.4.7	Sectional drawings	44

8	Deposit Types	52
8.1	Mineral deposit type	52
8.2	Exploration model	53

9	Exploration	55
9.1	Exploration conducted by Pan American Silver	55
9.2	Exploration conducted by Continuum Resources Ltd.	55
9.3	Exploration conducted by Fortuna Silver Mines Inc.	55

10	Drilling	57
10.1	Introduction	57
10.2	Drilling conducted by Pan American Silver	60
10.3	Drilling conducted by Continuum Resources Ltd.	60
10.4	Drilling conducted by Fortuna Silver/Minera Cuzcatlan	60
10.4.1	Drilling conducted in 2006	60
10.4.2	Drilling conducted in 2007	60
10.4.3	Drilling conducted in 2008-2009	60
10.4.4	Drilling conducted in 2011	61
10.4.5	Drilling conducted in 2012	61
10.4.6	Drilling conducted in 2013 to June 2015 – prior to data cut-off date	61
10.4.7	Drilling conducted post data cut-off date	61
10.5	Drill core recovery	66
10.6	Extent of drilling	66
10.7	Drill hole collar surveys	66
10.8	Downhole surveys	66
10.9	Drill sections	66

11	Sample Preparation, Analyses, and Security	70
11.1	Sample preparation prior to dispatch of samples	70
11.1.1	Channel chip sampling	70
11.1.2	Core sampling	71
11.1.3	Bulk density determination	71
11.2	Dispatch of samples, sample preparation, assaying and analytical procedures	71

August 20, 2016

11.2.1	Sample dispatch	71
11.2.2	Sample preparation	72
11.2.3	Sample analysis	73
11.3	Sample security and chain of custody	74
11.4	Quality control measures	75
11.4.1	Standard reference material	75
11.4.2	Blanks	79
11.4.3	Duplicates	80
11.4.4	Conclusions regarding quality control results	83
11.5	Opinion on adequacy of sample preparation, security, and analytical procedures	84

12	Data Verification	85

13	Mineral Processing and Metallurgical Testing	86
13.1	Metallurgical tests	86
13.1.1	Whole rock analysis	86
13.1.2	Bond ball mill work index	86
13.1.3	Locked cycle flotation	87
13.1.4	Thickening and Filtering	88

14	Mineral Resource Estimates	89
14.1	Introduction	89
14.2	Disclosure	89
14.2.1	Known issues that materially affect Mineral Resources	89
14.3	Assumptions, methods and parameters	90
14.4	Supplied data, data transformations and data validation	91
14.4.1	Data transformations	91
14.4.2	Software	91
14.4.3	Data preparation	91
14.4.4	Data validation	92
14.5	Geological interpretation and domaining	92
14.6	Exploratory data analysis	94
14.6.1	Compositing of assay intervals	94
14.6.2	Statistical analysis of composites	95
14.6.3	Sub-domaining	96
14.6.4	Extreme value treatment	96
14.6.5	Boundary conditions	98
14.6.6	Sample type comparison	98
14.7	Conditional simulation of primary veins	99
14.7.1	Data declustering	99

August 20, 2016

14.7.2	Grade correlation	101
14.7.3	Normal score transformation	103
14.7.4	Continuity analysis	103
14.7.5	Variogram modeling	104
14.7.6	Opinion on the quality of the modeled variograms	106
14.7.7	Selective mining unit	106
14.7.8	Node spacing	107
14.7.9	Sequential Gaussian Simulation	107
14.7.10	Simulation validation	108
14.7.11	Re-blocking	110
14.7.12	Recoverable resources	110
14.8	Grade estimation of secondary veins	112
14.8.1	Estimation validation	113
14.9	Density	113
14.10	Mineral Resource reconciliation	114
14.10.1	Mineral Resource depletion	114
14.11	Mineral Resource classification	115
14.11.1	Geological continuity	115
14.11.2	Data density and orientation	116
14.11.3	Data accuracy and precision	116
14.11.4	Spatial grade continuity	116
14.11.5	Simulated grade variability	117
14.11.6	Classification	117
14.12	Mineral Resource reporting	119
14.12.1	Comparison to previous estimates	123

15	Mineral Reserve Estimates	128
15.1	Mineral Reserve methodology	128
15.2	Mineral Resource handover	129
15.3	Key Mining Parameters	129
15.3.1	Mining Recovery	129
15.3.2	Dilution	129
15.3.3	Metal prices, metallurgical recovery, and NSR values	131
15.4	Operating costs	131
15.5	Mineral Reserves	132
15.5.1	Comparison to previous reserve estimates	135

16	Mining Methods	137
16.1	Hydrogeology	137
16.2	Mine geotechnical	137

August 20, 2016

16.3	Mining method	138
16.4	Mineral Reserves	140
16.4.1	Economic cut-off grade	140
16.4.2	Stope design	140
16.5	Underground mine model	142
16.5.1	Mine layout	142
16.5.2	Lateral development	143
16.5.3	Raising requirements	143
16.6	Equipment, manpower, services, and infrastructure	143
16.6.1	Contractor development	143
16.6.2	Mining equipment	143
16.6.3	Mine manpower	144
16.6.4	Underground drilling	144
16.6.5	Ore and waste handling	144
16.6.6	Mine ventilation	144
16.6.7	Backfill method	145
16.6.8	Mine dewatering system	146
16.6.9	Maintenance facilities	146
16.6.10	Power distribution	147
16.6.11	Other services and infrastructure	149

17	Recovery Methods	150
17.1	Crushing and milling circuits	150
17.1.1	Crushing	150
17.1.2	Milling and classification	150
17.1.3	Flotation	150
17.1.4	Thickening, filtering, and shipping	151
17.2	Requirements for energy, water, and process materials	151

18	Project Infrastructure	154
18.1	Roads	154
18.2	Tailing disposal facilities	154
18.2.1	Tailings Dam	156
18.2.2	Dry Stack	156
18.3	Mine waste stockpiles	157
18.4	Ore Stockpiles	157
18.5	Concentrate transportation	157
18.6	Power generation	157
18.6.1	Principal substation	157
18.6.2	Distribution	157

August 20, 2016

18.6.3	Mine distribution	158
18.7	Communications systems	158

19	Market Studies and Contracts	160

20	Environmental Studies, Permitting and Social or Community Impact	161
20.1	Environmental compliance and considerations	161
20.2	Environmental permitting	161
20.3	Social or community impact	163
20.3.1	Sustainable development	163
20.3.2	Health and nutrition	164
20.3.3	Education and culture	164
20.3.4	Communication and dialogue	165
20.4	Mine closure	166

21	Capital and Operating Costs	167
21.1	Sustaining capital costs	167
21.1.1	Mine development	168
21.1.2	Equipment and infrastructure	168
21.1.3	Principal projects	168
21.2	Operating costs	168
21.2.1	Mine operating costs	169
21.2.2	Mill operating costs	169
21.2.3	General Service costs	169
21.2.4	Administrative costs	169

22	Economic Analysis	170
22.1	Summary	170
22.2	Financial assumptions	171
22.2.1	Gold price	171
22.2.2	Silver price	172
22.2.3	Mexico peso exchange rate	173
22.3	Metal production and revenues	173
22.3.1	Gold production	173
22.3.2	Silver production	174
22.4	Gold and silver price sensitivity analysis	175
22.5	Taxes	176
22.5.1	Mexico Mining Tax	176
22.6	Royalties	176
22.7	Reclamation and closure costs	177
22.8	Financial results pre and post-tax	177

August 20, 2016

22.8.1	Net cash flow	177

23	Adjacent Properties	179

24	Other Relevant Data and Information	180

25	Interpretation and Conclusions	181

26	Recommendations	182

27	References	184

Certificates		188

August 20, 2016

Tables

Table 1.1	Mineral Reserves as of December 31, 2015	18

Table 1.2	Mineral Resources as of December 31, 2015	18

Table 2.1	Author’s responsibilities	22

Table 2.2	Acronyms	22

Table 4.1	Mineral concessions owned by Minera Cuzcatlan	25

Table 4.2	Usufruct contracts held by Minera Cuzcatlan for land usage at San Jose	27

Table 6.1	Drilling by company, area, and year as of June 30, 2015	32

Table 6.2	Production figures during Minera Cuzcatlan management of San Jose	35

Table 8.1	Trinidad deposit characteristics	53

Table 10.1	Drilling by company and period of Trinidad Deposit	57

Table 10.2	Drilling by core size, Trinidad Deposit	57

Table 10.3	Significant intervals for exploration drill results post the data cut-off date of June 30, 2015	62

Table 10.4	Significant intervals for infill drill results post the data cut-off date of June 30, 2015	63

Table 10.5	Average core recovery by drill core size	66

Table 11.1	Accepted values for standards inserted at the Cuzcatlan laboratory	76

Table 11.2	Results for standards inserted at Cuzcatlan laboratory	76

Table 11.3	Results for SRM inserted with drill core assayed for silver by ICP-AES	77

Table 11.4	Results for SRM inserted with drill core assayed for silver by FA-GRAV	77

Table 11.5	Results for SRM inserted with drill core assayed for gold by FA-AA	78

Table 11.6	Results for SRM inserted with drill core assayed for gold by FA-GRAV	79

Table 11.7	Duplicate types used by Minera Cuzcatlan	80

Table 11.8	Duplicate results for Cuzcatlan laboratory	81

Table 11.9	Duplicate results of drill core submitted to ALS Chemex	82

Table 13.1	Bond ball mill work index on composite samples conducted since 2012	87

August 20, 2016

Table 13.2	Plant concentrate and recovery values since 2012	88

Table 14.1	Data used in the 2015 Mineral Resource update	92

Table 14.2	Univariate statistics of undeclustered drill hole and channel composites by vein	95

Table 14.3	Topcut thresholds by vein	97

Table 14.4	Grid size for declustering	100

Table 14.5	Correlation coefficients of gold and silver grades by vein	102

Table 14.6	Variogram model parameters	106

Table 14.7	Block model parameters	106

Table 14.8	Density statistics by vein	113

Table 14.9	Reconciliation of the Mineral Resource estimate against production	114

Table 14.10	Depletion codes stored in the resources block model	115

Table 14.11	Mineral Resources as of December 31, 2015 reported at a range of Ag Eq cut-off grades	120

Table 14.12	Mineral Resources as of December 31, 2015 reported by vein at a 100 g/t Ag Eq cut-off grade	121

Table 14.13	Trinidad North Discovery Mineral Resources as of December 31, 2015 reported at a range of Ag Eq cut-off grades	123

Table 14.14	Mineral Resources reported as of December 31, 2014 at a 100 g/t Ag Eq cut off grade	124

Table 14.15	Mineral Resources reported as of July 4, 2013 at a 70 g/t Ag Eq cut-off grade	126

Table 15.1	Measured and Indicated Resources considered for Mineral Reserves	129

Table 15.2	Metal prices, metallurgical recovery, and NSR values	131

Table 15.3	Opening cost by area	131

Table 15.4	Mineral Reserves as of December 31, 2015	132

Table 15.5	Mineral Resources exclusive of Mineral Reserves as of December 31, 2015	133

Table 16.1	Geomechanical classification at the San Jose Mine	138

Table 16.2	San Jose life-of-mine production plan	140

Table 16.3	Lateral development for the San Jose LOM	143

August 20, 2016

Table 16.4	Vertical development for the San Jose LOM	143

Table 16.5	Mine air flow requirements at 3,000 tpd	145

Table 16.6	Air flow in-out balance	145

Table 16.7	Transformer capacities	147

Table 17.1	Reagent consumption of San Jose processing plant	152

Table 18.1	Volumes and life of the dry stack tailings facility	156

Table 21.1	Summary of projected major capital costs for 2016	167

Table 21.2	Summary of projected major operating costs for 2016	169

Table 22.1	Economic evaluation summary	170

Table 22.2	Summary of net cash flow	178

August 20, 2016

Figures

Figure 4.1	Map showing the location of the San Jose Mine	24

Figure 4.2	Location of the mining concessions at the San Jose Property	26

Figure 6.1	San Jose Mine historical Mineral Resources and Mineral Reserves	34

Figure 7.1	Map of the state of Oaxaca showing approximate distribution of Cenozoic volcanic rocks underlying tectonostratigraphic terranes	36

Figure 7.2	Local geology map of the San Jose Mine area	37

Figure 7.3	Property geology of the San Jose Mine area	38

Figure 7.4	Stratigraphic column of the Trinidad Deposit area, San Jose Mine	39

Figure 7.5	Alteration assemblages and zonation – Trinidad Deposit, San Jose Mine	42

Figure 7.6	Plan map showing location and orientation of sections	45

Figure 7.7	Section displaying lithology along 1846925N	46

Figure 7.8	Section displaying lithology along 1846975N	47

Figure 7.9	Section displaying lithology along 1847500N	48

Figure 7.10	Longitudinal section of Trinidad vein displaying Ag Eq isogrades	49

Figure 7.11	Longitudinal section of Bonanza vein displaying Ag Eq isogrades	50

Figure 7.12	Longitudinal section of Stockwork mineralization displaying Ag Eq isogrades	51

Figure 8.1	Classification of epithermal and base metal deposits	52

Figure 8.2	Exploration model: extension-related pull-apart basins	54

Figure 10.1	Drill hole location map for the San Jose Mine area	58

Figure 10.2	Drill hole location map for the Trinidad Deposit area	59

Figure 10.3	Section displaying mineralization along 1846925N	67

Figure 10.4	Section displaying mineralization along 1846975N	68

Figure 10.5	Section displaying mineralization along 1847500N	69

Figure 14.1	3D perspective of Trinidad Deposit showing vein wireframes and drill holes	93

August 20, 2016

Figure 14.2	Length of samples assayed	94

Figure 14.3	Grade distributions of declustered grades by primary vein	100

Figure 14.4	Scatter plot of silver versus gold grades by primary vein	102

Figure 14.5	Grade distribution of declustered and normal score transformed grades from the Bonanza vein	103

Figure 14.6	Continuity map of normal score silver values for the Bonanza vein dip plane	104

Figure 14.7	Modeled variograms for normal score Ag grades for the Bonanza vein	105

Figure 14.8	Experimental grade continuity from simulated silver grades of the Bonanza vein compared to modeled variograms from input composite grades	108

Figure 14.9	Quantile-Quantile plot of simulated silver grades versus input composite silver grades for the Bonanza vein	109

Figure 14.10	Schematic demonstrating recoverable resource concept	110

Figure 14.11	Grade tonnage curves of the recoverable resource and selected realizations for silver in the Bonanza vein	111

Figure 14.12	Visual validation of simulated block grades versus composites for the Bonanza vein	112

Figure 14.13	Histograms of density measurements	114

Figure 14.14	Long section of Bonanza vein displaying Mineral Resource categorization	119

Figure 14.15	Trinidad North Discovery	122

Figure 14.16	Waterfall diagram for Measured + Indicated Resource silver equivalent ounces year-on-year	125

Figure 14.17	Waterfall diagram for Inferred Resource silver equivalent ounces year-on-year	125

Figure 14.18	Waterfall diagram for Measured + Indicated Resource silver equivalent ounces compared to previous Technical Report	126

Figure 14.19	Waterfall diagram for Inferred Resource Silver equivalent ounces compared to previous Technical Report	127

Figure 15.1	Idealized diagram demonstrating the methodlogy for determining operative dilution	130

Figure 15.2	Mineral Reserve grade-tonnage curve – tonnes versus silver equivalent ounces	134

Figure 15.3	Longitudinal section showing Proven and Probable Reserves, Mineral Resources exclusive of reserves and stope design	134

August 20, 2016

Figure 15.4	Waterfall diagram for Proven and Probable Reserve tonnes year-on-year	135

Figure 15.5	Waterfall diagram for Proven and Probable Reserve silver equivalent ounces year-on- year	135

Figure 15.6	Waterfall diagram for Proven and Probable Reserve tonnes ounces compared to previous Technical Report	136

Figure 15.7	Waterfall diagram for Proven and Probable Reserve silver equivalent ounces compared to previous Technical Report	136

Figure 16.1	Mechanized mining sequence	139

Figure 16.2	Optimized mineable areas of the San Jose Mine	141

Figure 16.3	Mine layout	142

Figure 17.1	Crushing and milling circuits at the San Jose processing plant	153

Figure 18.1	Plan view of mine and processing plant area	154

Figure 18.2	Location map of tailings storage facilities	155

Figure 18.3	Schematic drawing showing phase 1, phase 2 and phase 3 of the tailings dam	156

Figure 22.1	Average monthly gold price (US$/troy ounce) from August 2015 to July 2016 based on LBMA pricing	171

Figure 22.2	Average annual gold price (US$/troy ounce) since 2001 based on LBMA pricing	172

Figure 22.3	Average monthly silver price (US$/troy ounce) from August 2015 to July 2016 based on LBMA pricing	172

Figure 22.4	Annual payable gold production	173

Figure 22.5	Annual payable silver production	174

Figure 22.6	Annual net revenues	174

Figure 22.7	Price sensitivity analysis for gold and silver variations (combined impacts) on revenue	175

Figure 22.8	Price sensitivity analysis for gold and silver variations (independent impacts) on revenue	175

August 20, 2016

Fortuna Silver Mines Inc.: San Jose Property Technical Report

Summary

1.1

Introduction

This Technical Report has been prepared by Fortuna Silver Mines Inc. (Fortuna) in accordance with the disclosure requirements of Canadian National Instrument 43-101 (NI 43-101) to disclose recent technical and scientific information in respect to the San Jose Mine including:

•

Exploration and infill drilling activities conducted since November 29, 2013 (effective date of previous Technical Report)

•

Mineral Resources and Mineral Reserves as of December 31, 2015 taking into account all new relevant information as of June 30, 2015 and production related depletion

•

Description of the upgraded plant commissioned in June 2016 allowing production to be increased to 3,000 tonnes per day (tpd) and the related effect on the projected economic analysis

This report supersedes the previous Technical Report filed on November 29, 2013 (Chapman & Kelly, 2013b).

1.2

Property description, location and ownership

The San Jose Mine is located in the central portion of the state of Oaxaca, Mexico. The project site is 47 kilometers by road south of the city of Oaxaca and 0.8 kilometers east of federal highway 175, the major highway between Oaxaca and Puerto Angel on the Pacific coast. The village of San Jose del Progreso is located 2 km to the southeast of the project site.

The underground mine is operated by Compania Minera Cuzcatlan S.A. de C.V., a Mexican subsidiary 100 percent owned by Fortuna. The operation has a relatively small surface infrastructure consisting primarily of the concentration plant, electrical power station, water storage facilities, filtered dry stack tailings facility, stockpiles, and workshop facilities, all connected by unsealed roads. Additional structures located at the property include offices, dining hall, laboratory, core logging and core storage warehouses. The tailings facility is located approximately 1,500 meters to the southwest of the concentration plant.

1.3

Geology and mineralization

The San Jose Mine area is underlain by a thick sequence of sub-horizontal andesitic to dacitic volcanic and volcaniclastic rocks of presumed Paleogene age. These units have been significantly displaced along major north and northwest-trending extensional fault systems with the precious metal mineralization being hosted in hydrothermal breccias, crackle breccias, and sheeted stockwork-like zones of quartz/carbonate veins emplaced within zones of high paleo permeability associated with the extensional structures.

The mineralized structural corridor extends for more than 3 km in a north-south direction and has been subdivided into the Trinidad deposit area and the San Ignacio

August 20, 2016	Page 16 of 189

area. The Mineral Resource and Mineral Reserve estimates discussed in this Technical Report are located in the Trinidad deposit area.

The major mineralized structure in the Trinidad deposit area is composed of a sheeted and stockworked quartz-carbonate vein system referred to as the Stockwork Zone located between the primary Trinidad and Bonanza structures. In addition, several secondary vein systems are present locally in the hanging wall and footwall of the Trinidad and Bonanza structures.

1.4

Exploration

Subsequent to the cut-off date for the 2013 technical report (Chapman and Kelly, 2013), exploration drilling has primarily focused on expanding the Trinidad North discovery, both to the north and to depth. Drilling was conducted from both surface locations and underground drill stations, extending the Trinidad Deposit mineralization over a strike length of approximately 1,300 meters (1846500N to 1847800N) and from surface elevations of 1,550 masl to elevations below 900 masl.

Underground infill drilling focused on upgrading Inferred Resources and refining geologic interpretations in the Central Stockwork Zone and in the Trinidad North area.

1.5

Mineral Resources and Mineral Reserves

Mineral Resource estimation involved the usage of drill hole and channel samples in conjunction with underground mapping to construct three-dimensional wireframes to define individual vein structures. Samples were selected inside these wireframes, coded, composited and top cuts applied if applicable. Boundaries were treated as hard with statistical and geostatistical analysis conducted on composites identified in individual veins. Silver and gold grades were estimated into a geological block model consisting of 4 m x 4 m x 4 m selective mining units (SMU’s) representing each vein. Primary veins including Bonanza, Trinidad, Fortuna and the Stockwork Zone were estimated by Sequential Gaussian Simulation. Secondary veins were estimated by inverse power of distance. Estimated grades were validated globally, locally, visually, and through production reconciliation prior to tabulation of the Mineral Resources.

Mineral Reserve estimates have considered only Measured and Indicated Mineral Resources as only these categories have sufficient geological confidence to be considered Mineral Reserves (CIM, 2014). Subject to the application of certain economic and mining-related qualifying factors, Measured Resources may become Proven Reserves and Indicated Resources may become Probable Reserves. Mineral Reserves are reconciled quarterly against production to validate dilution and recovery factors.

Mineral Reserves and Mineral Resources as of December 31, 2015 are reported in Table 1.1 and Table 1.2 respectively.

August 20, 2016	Page 17 of 189

Table 1.1 Mineral Reserves as of December 31, 2015

Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Contained Metal
				Ag (Moz)	Au (koz)
Proven	282	237	1.84	2.1	16.7
Probable	3,498	232	1.72	26.0	193.3
Proven + Probable	3,780	232	1.73	28.2	209.9

Table 1.2 Mineral Resources as of December 31, 2015

Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Contained Metal
				Ag (Moz)	Au (koz)
Measured	64	89	0.71	0.2	1.5
Indicated	780	84	0.72	2.1	18.1
Measured + Indicated	844	84	0.72	2.3	19.6
Inferred	6,561	261	1.61	55.0	339.9

Notes:

•

Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves

•

Mineral Resources are exclusive of Mineral Reserves

•

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability

•

There are no known legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Resources or Mineral Reserves at San Jose

•

Mineral Resources and Mineral Reserves are estimated as of June 30, 2015 and reported as of December 31, 2015 taking into account production related depletion for the period through December 31, 2015

•

Mineral Reserves are estimated using break-even cut-off grades based on assumed metal prices of US$19.00/oz Ag and US$1,140.00/oz Au, estimated metallurgical recovery rates of 89% for Ag and 89% for Au and projected operating costs. Mineral Resources are estimated at a Ag Equivalent cut-off grade of 100 g/t, with Ag Eq in g/t = Ag (g/t) + Au (g/t) x ((US$1,140/US$19) x (89/89))

•

Mining, processing and administrative costs were estimated based on first half of 2015 actual costs

•

Totals may not add due to rounding

Mineral Reserves are estimated at 3.78 million tonnes as of December 31, 2015 which is sufficient for a four-year life-of-mine considering 350 days in the year for production and a capacity rate of 3,000 tpd commencing in July 2016. Expectation based on an optimized production schedule is for an annual average production of 6.3 million troy ounces of silver and 47.8 thousand troy ounces of gold.

Proven and Probable Reserves are estimated to contain 28.2 Moz silver and 209.9 koz gold, reflecting an increase of 12 percent in contained silver ounces and a 2 percent decrease in contained gold ounces relative to the July 4, 2013 Mineral Reserves estimate. Variations from previously announced reserves are the result of successful conversion of Inferred Resources to Indicated or Measured Resource categories through infill

August 20, 2016	Page 18 of 189

drilling partially offset by depletion through the extraction of ore. Modifications in the reserve estimation process have also led to improved spatial identification of reserves in three dimensions. Inferred Resource tonnes have increased from 5.42 Mt to 6.56 Mt with grades increasing from 202 g/t to 261 g/t for silver and increasing from 1.56 g/t to 1.61 g/t for gold, due primarily to the exploration drilling of the higher grade Trinidad North discovery. Future increases in the mine life are anticipated through the upgrading of Inferred Resources in the Trinidad North discovery and their subsequent conversion to Mineral Reserves.

1.6

Mining Operations

Minera Cuzcatlan commenced production at the San Jose Mine in September 2011 and as of June 30, 2016 had produced 16.8 Moz of silver and 132 koz of gold. The mining method applied in the exploitation of the veins is overhand cut-and-fill using a mechanized extraction methodology.

Production capacity at the mine has been increased on two occasions, in September 2013 it was increased to 1,800 tonnes per day and most recently, in June 2016 the production capacity was increased to 3,000 tpd, through a further plant expansion.

Additionally, in April of 2016, a filtered dry stack tailings facility was commissioned on time and on budget with the filtered tailings placed adjacent to the existing tailings dam.

Operating costs for 2016 are projected at US$57.4 per tonne of processed ore. This is a significant improvement from previous years where operating costs were over US$75.00 per milled tonne. The operating cost reduction is mainly explained by the progressively expanded ore processing throughput to 3,000 tpd which allows for the decrease of the operating fixed costs component.

Proposed capital expenditure for 2016 is considered reasonable in order to improve the facilities, equipment and infrastructure and guarantee the continuity and sustainability of the mining operation. Capital expenditure for 2016 is estimated at US$37.4 million with the main costs attributed to mine development (US$7.6 million); the 3,000 tpd mill expansion (US$21.9 million); and the dry stack tailings facility (US$4.5 million). Capital expenditure is expected to decrease significantly from 2017 onwards.

1.7

Conclusions and Recommendations

This Technical Report represents the most accurate interpretation of the Mineral Reserve and Mineral Resource available at the effective date of this report. The conversion of Mineral Resources to Mineral Reserves was made using industry-recognized methods, actual operational costs, capital costs, and plant performance data. Thus, it is considered to be representative of actual and future operational conditions. This report has been prepared with the latest information regarding environmental and closure cost requirements.

Recommended projects being implemented in 2016 include:

1)

Plant Expansion. This project involved the expansion of the production plant, consisting of equipment and construction to increase production to 3,000 tpd. The estimated cost of this project was US$21.86 million in 2016 ith it being completed on time and under budget in June 2016.

2)

Mine Development Program. This activity is designed to prepare the high-grade mineralized Stockwork Zone at 1,100 masl, which will sustain

August 20, 2016	Page 19 of 189

production in 2016. Additionally, the development will aim to reach the 1,100 and 1,000 level to complete the access and to commence the required infrastructure in the Trinidad North discovery area at the 1,100 masl.

3)

Tailings handling facility. This project is divided into three areas; paste fill plant, tailing filtration plant and dry tailing deposit. The purpose of the paste fill plant is to re-utilize a portion of the tailings (comprising 30 percent of the fill) in order to backfill the mine. The tailing filtration plant will mainly serve two purposes: 1) help recover approximately 86 percent of the water from the tailings to be re-used in the plant’s flotation cycle and 2) create a better quality of dry tailings which will have a lesser impact on the environment. The dry tailings deposit will consist of platforms at different levels, for the stacking, laying and compaction of dry tailings. The project is budgeted to cost US$4.5 million for 2016.

4)

Delineation (infill) drilling. Minera Cuzcatlan is planning to continue the delineation drilling from underground in 2016 mainly in the Trinidad North area. The goal of the program is to convert a total of 1.6 Mt of Inferred Resource to the category of Indicated Resource containing an estimated 21 Moz Ag Eq. To achieve this 64 drill holes totaling 11,000 m have been planned at a budgeted cost of US$1.7 million.

5)

Brownfields exploration. Fortuna has assigned US$8.2 million in 2016 for Brownfields exploration of the San Jose district. This includes 22,000 meters of diamond drilling and the development of a 1,500-meter underground exploration drift that will allow better access to explore the northern extension of the Trinidad North vein system.

Fortuna believes there is potential to further increase the Mineral Resource at the San Jose property through exploration to the north of the presently defined orebody.

August 20, 2016	Page 20 of 189

Introduction

This Technical Report has been prepared by Fortuna Silver Mines Inc. (Fortuna) in accordance with the disclosure requirements of Canadian National Instrument 43-101 (NI 43-101) to disclose recent technical and scientific information about the San Jose Property. This information has resulted from additional underground development and sampling, exploration drilling, production related depletion, updated Mineral Resource and Reserve estimates and the commissioning of an upgraded plant to increase production to 3,000 tonnes per day (tpd).

Information contained within this section has been reproduced and updated where necessary from previous Technical Reports (Chapman & Kelly, 2013), (CAM, 2010b) (Lechner and Earnest, 2009), (Hester and Ray, 2007).

The San Jose Property is 100 percent owned by Fortuna and is located approximately 47 km by road from Oaxaca in the state of Oaxaca, Mexico. The mineral rights of the San Jose Property are held by Compania Minera Cuzcatlan S.A. de C.V. (Minera Cuzcatlan). Minera Cuzcatlan is a Mexican subsidiary 100 percent owned by Fortuna and is responsible for running the San Jose operation. The San Jose Property was purchased in 2006 by Minera Cuzcatlan and placed into commercial production in September of 2011, with production levels increasing to 3,000 tpd in July 2016.

Fortuna is based in Vancouver, British Columbia with management offices in Lima, Peru and is listed on the Toronto (TSX:FVI), Frankfurt (FSE:F4S), and New York (NYSE:FSM) stock exchanges. Fortuna also owns Compania Minera Bateas S.A.C. which operates the Caylloma polymetallic mine located in southern Peru, as well as Minera Mansfield S.A.C. which owns the Lindero Project in Salta, Argentina.

The primary purpose of this new Technical Report is to describe the updated Mineral Resources and Reserves reported as of December 31, 2015 associated with the extensive drilling of the new Trinidad North discovery and infill drilling of the Stockwork Zone. The Technical Report also details the new plant specifications associated with the recent 3,000 tpd mill expansion (Fortuna, 2016b).

The cut-off date for the drill hole and channel information used in the Mineral Resource estimate is June 30, 2015 with the Mineral Resources and Mineral Reserves reported as of December 31, 2015 with the estimates being depleted to take into account production between July and the end of 2015.

The December 31, 2015 Mineral Resource and Mineral Reserve estimates supersede the Mineral Resource and Mineral Reserve estimates reported by Chapman & Kelly (2013b) as of July 4, 2013, filed at www.sedar.com on November 29, 2013.

Field data was compiled and validated by Minera Cuzcatlan and Fortuna staff. Geological description of the samples, geological interpretations and three dimensional wireframes of the veins were completed by Minera Cuzcatlan and reviewed by Fortuna personnel. The June 2015 Mineral Resource estimate was undertaken by Fortuna under the technical supervision of the Qualified Person, Mr. Eric Chapman.

The Mineral Reserves estimate and December 2015 depletions were undertaken by the Mine Planning & Engineering departments of Minera Cuzcatlan under the technical supervision of the Qualified Person, Mr Edwin Gutierrez.

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The authors of this Technical Report are Qualified Persons as defined by NI 43-101. Mr Eric Chapman has been employed as Corporate Head of Technical Services since June 2016 and prior to that as Mineral Resource Manager for Fortuna since May 2011 and has visited the property on numerous occasions, the most recent being August 18, 2016. Mr Edwin Gutierrez has been the Manager of Technical Services for Fortuna since July 2015 and has also conducted regular visits to the property.

Responsibilities for the preparation of the different sections of this Technical Report are shown in Table 2.1 with acronyms used in the report detailed in Table 2.2.

Table 2.1 Author’s responsibilities

Author	Responsible for sections
Eric Chapman

1. Summary; 2. Introduction; 3. Reliance on Other Experts; 4. Property Description and Location; 5. Accessibility, Climate, Local Resources, Infrastructure and Physiography; 6. History; 7. Geological Setting and Mineralization; 8. Deposit Types; 9. Exploration; 10. Drilling; 11. Sample Preparation, Analyses and Security; 12. Data Verification; 14. Mineral Resource Estimates; 23. Adjacent Properties; 25. Interpretation and Conclusions; 26. Recommendations; 27. References

Edwin Gutierrez

1. Summary; 13. Mineral Processing and Metallurgical Testing; 15. Mineral Reserve Estimates; 16. Mining Methods; 17. Recovery Methods; 18. Project Infrastructure; 19. Market Studies and Contracts; 20. Environmental Studies, Permitting and Social or Community Impact; 21. Capital and Operating Costs; 22. Economic Analysis; 24. Other Relevant Data and Information; 25. Interpretation and Conclusions; 26. Recommendations; 27. References

Table 2.2 Acronyms

Acronym	Description	Acronym	Description
Ag	silver	masl	meters above sea level
Ag Eq	silver equivalent	Moz	million troy ounces
Au	gold	MVA	megavolt ampere
CDF	cumulative distribution frequency	MW/h	megawatt per hour
cfm	cubic feet per minute	MXN$	Mexican pesos
cm	centimeters	NI	National Instrument
COG	cut-off grade	NPV	net present value
Cu	copper	NSR	net smelter return
CV	coefficient of variation	oz	troy ounce
EBIT	earnings before income tax	oz/t	troy ounce per metric tonne
g	grams	ppm	parts per million
g/t	grams per metric tonne	Pb	lead
ha	hectare	psi	pounds per square inch
hp	horsepower	QAQC	quality assurance/quality control
kg	kilogram	QQ	quantile-quantile
km	kilometer	RMR	Rock Mass Rating
kg/t	kilogram per metric tonne	RQD	Rock Quality Designation
kPa	kilopascal	SGS	Sequential Gaussian Simulation
kV	kilovolt	SD	standard deviation
kVA	kilovolt ampere	SMU	selective mining unit
kWh/t	kilowatt hours per metric tonne	t	metric tonne
l	liter	t/m3	metric tonnes per cubic meter
lbs	pounds	tpd	metric tonnes per day
IPD	inverse power of distance	yd	yard
LOM	life-of-mine	yr	year
m	meter	Zn	zinc
mm	millimeter	U$S/t	United States dollar per metric tonne
Ma	millions of years	US$/g	US dollar per gram

August 20, 2016	Page 22 of 189

Reliance on Other Experts

There has been no reliance on other experts who are not qualified persons in the preparation of this report except for information relating to the mineral concessions at the San Jose Property.

Juan Carlos Cruz, Legal Superintendent for Minera Cuzcatlan reviewed and confirmed by memorandum dated February 8, 2016 that all mineral concessions and surface rights in the San Jose district held by Minera Cuzcatlan, a subsidiary of Fortuna (as summarized in Section 4) are in good standing and comply with all legal obligations required by Mexican mining laws and regulations.

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Property Description and Location

The San Jose operation is located in the central portion of the state of Oaxaca, Mexico (latitude 16⁰41’39.10” N, longitude 96⁰42’06.32” W; UTM coordinates NAD27, UTM Zone 14N: 745100E, 1846925N). The mine site is 47 km by road south of the city of Oaxaca and 0.8 km east of federal highway 175, the major highway between Oaxaca and Puerto Angel on the Pacific coast. The village of San Jose del Progreso is located 2 km to the southeast of the mine site. The nearest commercial center is the town of Ocotlan de Morelos, located approximately 12 km north of the mine site (Figure 4.1).

Figure 4.1 Map showing the location of the San Jose Mine

96°45'0"W
Highway Oax-Mex
OAXACA CITY
MEXICO
Mexico City
Oaxaca City
17°0'0"N
International Highway Cristobal Colon
Federal Highway 175
SAN PABLO GÜILA
OCOTLAN DE MORELOS
SAN BALTAZAR CHICHICAPAM
16°45'0"N
TAVICHE DISTRICT
POPULATED AREAS
TOWN
VILLAGE
MAIN HIGHWAY
SECUNDARY ROAD
Cia. MINERA CUZCATLAN CONCESSIONS
San Jose Mine
SAN JOSE DEL PROGRESO
SAN MIGUEL EJUTLA
Cia. Minera Cuzcatlan S.A. de C.V.
Location Map
San Jose Mine
Aug 2016
0
10
20
km
16°30
96°30'0"W

August 20, 2016	Page 24 of 189

4.1

Mineral tenure

Fortuna Silver Mines Inc. acquired a 100 percent interest in the San Jose Property in 2009. The property comprises mining concessions (Table 4.1 and Figure 4.2); surface rights (Table 4.2); a permitted 3,000 tonnes per day (tpd) flotation plant; connection to the national electric power grid; as well as permits for the infrastructure necessary to sustain mining operations.

4.1.1   Mining claims and concessions

The San Jose Property consists of mineral rights for 29 mining concessions all located in the state of Oaxaca for a total surface area of 51,764 hectares (ha). A list of the mining concessions showing the names, areas in hectares, and title details are presented in Table 4.1. Fortuna completed its most recent transaction in June 2013 by purchasing a 100 percent interest in the Taviche Oeste concession for US$6 million (Fortuna, 2013f).

Table 4.1 Mineral concessions owned by Minera Cuzcatlan

No.	Concession Name	Title	Expiry Date (D/M/Y)	Municipality	Area (ha)
1	Los Ocotes Cinco Fracción I	235699	15/02/60	Ejutla de Crespo	65.16
2	Los Ocotes Cuatro Fracción 2	231752	16/04/58	Ejutla de Crespo	867.53
3	Los Ocotes	228505	23/11/56	Ejutla de Crespo	15,076.52
4	Bohemia Cuatro	232329	28/07/58	San Jerónimo Taviche	0.04
5	Monte Alban III	233857	21/04/59	Ocotlan de Morelos	2,094.84
6	Unificacion Cuzcatlan 4	242711	16/01/23	San Jerónimo Taviche	16,819.05
7	Victoria	231995	02/06/58	San Jerónimo Taviche	643.86
8	Los Ocotes Dos	231866	08/05/58	Ejutla de Crespo	1,837.51
9	Los Ocotes Tres	231796	23/04/58	Ejutla de Crespo	4,161.67
10	Los Ocotes Cuatro Fracción 1	231751	16/04/58	Ejutla de Crespo	840.17
11	Los Ocotes Cinco Fracción II	235700	15/02/60	Ejutla de Crespo	4.19
12	Bohemia Tres	231370	11/02/58	San Jerónimo Taviche	24.15
13	Los Ocotes Uno	231130	16/01/58	San Jerónimo Taviche	144.07
14	Bohemia Uno	229343	10/04/57	San Jerónimo Taviche	30.09
15	Bohemia Dos	229344	10/04/57	San Jerónimo Taviche	13.61
16	El Pochotle	224956	27/06/55	San Jerónimo Taviche	1,313.00
17	Hueco	221461	12/02/54	San Jerónimo Taviche	41.78
18	Unificacion Cuzcatlan 5	241696	02/12/53	San Jerónimo Taviche	198.16
19	La Voluntad	218976	27/01/53	San Jerónimo Taviche	279.04
20	Bonita Fracción I	218977	27/01/53	San Jerónimo Taviche	26.14
21	Bonita Fracción II	218978	27/01/53	San Jerónimo Taviche	181.19
22	Progreso II	217624	05/08/52	San Jose del Progreso	53.88
23	Progreso II BIS	217625	05/08/52	San Jose del Progreso	80.73
24	Progreso	217626	05/08/52	San Jose del Progreso	284.00
25	Progreso III	215254	13/02/52	San Jose del Progreso	283.39
26	Mioxa Uno	179969	22/03/37	San Miguel Tilquiapam	24.00
27	Cuzcatlan	237918	29/06/51	San Jerónimo Taviche	11.39
28	Los Ocotes Seis Fracción 1	238816	03/11/61	Ejutla de Crespo	111.21
29	Reduccion Taviche Oeste	215541	04/05/52	San Jerónimo Taviche	6,254.00
Total					51,764.38

August 20, 2016	Page 25 of 189

Figure 4.2 Location of the mining concessions at the San Jose Property (numbers represent concessions detailed in Table 4.1)

740000
760000
780000
1860000
1840000
5
30
31
6
N
S
W
E
San Jose Mine
23
24
25
22
13
29
7
16
4
17
27
21
14
20
19
18
12
15
26
8
3
28
11
1
10
2
9
0
5
10
km
Cía. Minera Cuzcatlán S.A. de C.V.
Mining Concessions
San José Property
Datum: NAD27, UTM Zone 14N
Aug 2016

In addition to the above, Minera Cuzcatlan also has a purchase option agreement with Geometales del Norte S.A. de C.V. to acquire the concession entitled “Reduccion Tlacolula 2” which covers an area of 12,642 hectares and is located in the municipalities of San Baltazar Chichicapam, Santiago Matalan, Yaxe and San Dionisio Ocotepec (shown as No: 30 in Figure 4.2). The final payment of this option is scheduled for January 2017. Additionally, Minera Cuzcatlan has applied for the concession entitled “Monte Alban IV” which covers an area of 6,646 hectares (shown as No: 31 in Figure 4.2) with the application in progress at the effective date of this report.

4.2

Surface rights

Minera Cuzcatlan has signed 39 usufruct contracts with land owners to cover the surface area needed for the operation with some of these contracts pending registration with the local authority (Table 4.2). The surface area can be divided into two parts, a north area covering the operational footprint (34.75 ha), and a south area covering the area of the tailings storage facility (64.67 ha).

August 20, 2016	Page 26 of 189

Table 4.2 Usufruct contracts held by Minera Cuzcatlan for land usage at San Jose

No.	Parcel No	Land Owner	Area	Type of contract	Parcel Cert.	Date Registered	Contract length (yrs)
North (Mine area)
1	1837	Ciriaco Torres Heradez	2.50	Usufruct	177308	12/03/10	30
2	1441	Ricardo Ibarra Bosques	0.91	Usufruct	139851	28/01/10	30
3	1442	Ricardo Ibarra Bosques	1.74	Usufruct	139852	28/01/10	30
4	1467	Ricardo Ibarra Bosques	2.53	Usufruct	139850	28/01/10	30
5	1468	Vitaliano Munoz Rivera	2.47	Usufruct	107708	23/03/09	30
6	1475	Asuncion Gonzalez	4.12	Usufruct	178674	23/03/09	30
7	1836	Ubaldo Dionicio Ramirez	1.82	Usufruct	176683	28/10/10	30
8	1848	Valentin Dionicio Perez	0.79	Usufruct	176990	28/10/10	30
9	1558	Jose Dionicio Perez	0.37	Usufruct	176659	28/10/10	30
10	1649	Aristeo G. Dionisio Perez	0.45	Usufruct	176656	28/10/10	30
11	1650	Vicente E. Dionicio Perez	0.55	Usufruct	176657	28/10/10	30
12	1840	Ubaldo Dionicio Ramirez	0.56	Usufruct	176685	28/10/10	30
13	1839	Nolberta Sanchez	2.20	Usufruct	177255	28/10/10	10
14	815	Fermin Delfino Ruiz	0.30	Usufruct	106628	28/10/10	30
15	1496	Olga Delfina Gonzalez	0.86	Usufruct	176739	28/10/10	10
16	1495	Melesio Guadalupe Arrazola	0.77	Usufruct	176598	16/02/09	30
17	1492	Juan Sabas Arrazola G.	0.61	Usufruct	176601	16/02/09	30
18	1489	Mario Arrazola Gopar	0.64	Usufruct	176603	16/02/09	30
19	1436	Luis Munos	1.79	Usufruct	pending	pending	30
20	1443	Teodulfo Roman Vazquez	2.94	Usufruct	pending	pending	10
21	1435	Teodulfo Roman Vazquez	1.40	Usufruct	pending	pending	30
22	1854	Pablo Ciriaco Gopar Ruiz	4.43	Usufruct	pending	pending	30
South (Tailings storage facility)
1	1508	Agustin Moises Sanchez Perez	1.19	Usufruct	206830	pending	30
2	1517	Pablo Ciriaco Gopar Ruiz	11.83	Usufruct	176783	23/03/09	30
3	1587	Lilia Gopar Carreno	1.75	Usufruct	178800	16/02/09	30
4	1576	Eusebio V. Martinez	2.88	Usufruct	176906	28/01/10	30
5	1525	Fillberto Timoteo Ruiz Hernandez	3.58	Usufruct	177229	29/05/14	30
6	1526	German Martines	0.54	Usufruct	176915	28/01/10	30
7	1588	German Martines	0.77	Usufruct	176912	28/01/10	30
8	1586	Benedicto Gopar Ruiz	8.06	Usufruct	176771	28/01/10	30
9	1593	Gonzalo Gopar Arango	2.49	Usufruct	176770	28/01/10	30
10	1616	Flora Maria Rodriguez S.	4.66	Usufruct	177192	23/02/10	10
11	1617	Flora Maria Rodriguez S.	6.89	Usufruct	177193	23/02/10	10
12	1646	Bernardo Lopez Lopez	9.01	Usufruct	176871	28/01/10	30
13	1518	Agustin Rodrigo Sanchez	1.67	Usufruct	177260	28/01/10	30
14	1828	Diomedes Didimo Vasquez Sanchez	1.25	Usufruct	177436	29/09/15	30
15	1579	Juan Arango	6.00	Usufruct	pending	pending	10
16	1625	Ciriaco Torres Hernadez	2.00	Usufruct	pending	pending	15
17	1516	Sixto Juan Sanchez	0.10	Usufruct	pending	pending	12

4.3

Royalties

The San Jose Property is not subject to any royalties, back-in rights, payments or encumbrances with the exception of the following:

•

Royalty agreement between Minera Cuzcatlan and Beremundo Tomas de Aquino Antonio dated July 1, 2007 granting a 1 percent Net Smelter Return Royalty to a maximum of US$800,000 in regards to the mining concession “El

August 20, 2016	Page 27 of 189

Pochotle” listed as number 16 in Table 4.1. To date no mineralized material has been extracted from the El Pochotle concession and no Mineral Resources or Mineral Reserves have been identified on the El Pochotle concession. Minera Cuzcatlan has a buyout provision where they can purchase this royalty right for US$200,000.

•

Royalty agreement between Minera Cuzcatlan and Underwood y Calvo Compania, S.N.C dated June 22, 2006 granting a 1 percent Net Smelter Return Royalty to a maximum of US$2,000,000 with regards to the mining concessions “La Voluntad”, “Bonita Fraccion I” and “Bonita Fraccion II” listed as numbers 19 to 21 in Table 4.1. To date no mineralized material has been extracted from the aforementioned concessions and no Mineral Resources or Mineral Reserves have been identified in the concessions. Minera Cuzcatlan has a buyout provision where they can purchase this royalty right for US$400,000.

•

Royalty agreement between Minera Cuzcatlan and Pan American Silver dated January 30, 2013 granting a 1.5 percent Net Smelter Return Royalty to Pan American Silver and a 1 percent Net Smelter Return Royalty to the Mexican Geological Service as a Discovery Royalty in regards to the mining concession “Reduccion Taviche Oeste”.

It should be noted that as of December 31, 2015 the only concession that contains resources or reserves that are subject to a royalty obligation are those located in the “Reduccion Taviche Oeste” concession. This includes 372,000 t of Proven and Probable Reserves averaging 371 g/t Ag and 2.13 g/t Au reported above a 139 g/t Ag Eq cut-off and 4.8 Mt of Inferred Resources averaging 272 g/t Ag and 1.55 g/t Au reported above a 100 g/t Ag Eq cut-off and are subject to the royalties as detailed above.

4.3.1   Mexico Mining Tax

On January 1, 2014 the new Tax Reform package, as presented by the Executive Branch of the Mexican government, came into force. Under the Reform, the following taxes are applicable to the San Jose Mine:

•

Special Mining Fee. This is a 7.5 percent royalty on EBIT (income minus producing costs, however some costs will no longer be deductible).

•

Extraordinary Mining Fee, consisting of a 0.5 percent rate for companies producing gold, silver and platinum. This fee is based on the gross revenues derived from the sales of these metals.

The taxes are calculated at year-end with Minera Cuzcatlan paying an average of 40 million Mexican pesos per year since 2014. A proportion of exploration expenses can be deducted from these taxes based on approved accounting methods.

4.4

Environmental aspects

Minera Cuzcatlan is in compliance with Environmental Regulations and Standards set in Mexican Law and has complied with all laws, regulations, norms and standards at every stage of operation of the mine.

Minera Cuzcatlan has an environmental commitment related to the remediation of the current mining facilities located on the Progreso and Reduccion Taviche Oeste concessions. Minera Cuzcatlan is obligated to set aside US$6.7 million over a 10-year

August 20, 2016	Page 28 of 189

period to cover remediation and closure requirements. These programs are ongoing with funds assigned to various projects on an annual basis.

Minera Cuzcatlan has no knowledge of any further environmental liabilities related to any of the other concessions connected with the property.

A summary of the major environmental permits obtained by Minera Cuzcatlan are detailed in Section 20.

4.5

Permits

To the extent known, all permits that are required by Mexican law for the mining operation have been obtained.

August 20, 2016	Page 29 of 189

Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1

Access

The San Jose Mine is located 0.8 km east of Mexico federal highway 175, the major highway between Oaxaca and Puerto Angel on the Pacific coast. The mine is 47 km by road from the city of Oaxaca, which requires a travel time of approximately one hour. Ocotlan, a town of approximately 10,000 people and the nearest commercial center, is located 12 km to the north of the San Jose Mine along highway 175. The mine site is situated 2 km to the northwest of San Jose del Progreso, a village of approximately 2,500 people.

5.2

Climate

The local climate in the San Jose Mine area is temperate with temperatures generally ranging from 9⁰C to 31⁰C with an average annual temperature of 19.5⁰C. The lowest temperature recorded in the project area was 4.1⁰C in the month of January. The highest temperature recorded was 35.4⁰C in April. Average annual precipitation in the project area ranges from 500 mm to 750 mm, with nearly all rain occurring from April to October.

5.3

Topography, elevation and vegetation

The San Jose Mine area is characterized by gently sloped hills and adjoining colluvial-covered plains. Elevations above mean sea level range from approximately 1,540 m to 1,675 m. The vegetation is grasslands and thorn-bush that are typical of dry savannah climates.

5.4

Infrastructure

The operation has a relatively small surface infrastructure consisting primarily of the concentration plant, electrical power station, water storage facilities, filtered dry stack tailings facility, stockpiles, and workshop facilities all connected by unsealed roads. Additional structures located at the property include offices, dining hall, laboratory, core logging and core storage warehouses. The tailings storage facility is located approximately 1,500 meters to the southwest of the concentration plant.

Experienced underground miners live in the nearby towns of Ocotlan and Oaxaca in addition to other local towns in the district and are transported to the property by bus.

Water for the process plant and mining operations is sourced from the tailings storage facility, and since 2010, from a waste-water treatment plant operated by Minera Cuzcatlan, located in the town of Ocotlan de Morelos.

The mine facilities are connected to the main electrical power supply managed by the Federal Electricity Commission, which supplies sufficient power for the operation. The mine also has a secondary power line in case of power failure in the main line.

Plan drawings and more detailed information regarding the property infrastructure are provided in Section 18.

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History

6.1

Ownership history

The San Jose Property is located in the Taviche Mining District of Oaxaca, Mexico. The earliest recorded activity in the San Jose del Progreso area dates to the 1850’s when the mines were exploited on a small scale by the local hacienda (Alvarez, 2009). By the early 1900’s, a large number of silver- and gold-bearing deposits were being exploited in the San Jeronimo Taviche and San Pedro Taviche areas, aided by a new mining law enacted in 1892 and with support from foreign investment capital (Carranza Alvarado et al, 1996). Mining activity in the district diminished drastically with the onset of the Mexican Revolution in 1910, only to resume sporadically in the 1920’s. Mining in the San Jose area was re-activated on a small scale in the 1960’s and again in 1980 when the San Jose Mine was acquired by Ing. Ricardo Ibarra. The mine was worked intermittingly by Ibarra through his company Minerales de Oaxaca S.A. (MIOXSA) through the end of 2006 when the property was purchased by Compañia Minera Cuzcatlán S.A. de C.V., a Mexican registered company owned jointly by Fortuna and Continuum Resources Ltd. (Continuum).

6.2

Exploration history and evaluation

In 1999, the property was optioned by Pan American Silver and five diamond drill holes totaling 1,093.5 m were completed in the San Jose vein system. Three of the drill holes were located in the vicinity of the Trinidad shaft and two were located along the southern extension of the vein system in the San Ignacio area. Two of the three drill holes located in the vicinity of the Trinidad shaft intercepted strong silver and gold mineralization over drill hole intervals ranging from 2.7 m to 25.6 m. The two drill holes located in the San Ignacio area intercepted low to moderate grade silver-gold mineralization over narrow to moderate vein widths.

In March 2004, Continuum Resources Ltd., an exploration company based in British Columbia, Canada, completed an option agreement with MIOXSA covering 19 concessions in the San Jose and San Jeronimo Taviche areas. Continuum completed extensive chip-channel sampling in the underground workings of the Trinidad deposit as well as 15 surface diamond drill holes totaling 4,877 m. Thirteen of the drill holes were located in the Trinidad area and two were located in the San Ignacio area. Nine of the thirteen drill holes completed in the Trinidad area intersected moderate to strong Ag-Au mineralization over significant vein widths. The two drill holes in the San Ignacio area intercepted low grade silver-gold mineralization over narrow widths.

In November 2005, Fortuna reached an agreement with Continuum to earn a 70 percent interest in Continuum’s interests in the properties optioned from MIOXSA and assumed management of the project.

During 2006, Fortuna completed the drilling of 38 diamond drill holes totaling 12,182 m in the San Jose project area with 25 of the drill holes being located in the Trinidad zone and 13 of the drill holes being located in the San Ignacio area. In November of 2006, Fortuna and Continuum purchased a 100 percent interest in the properties from MIOXSA and simultaneously restructured their joint operating agreement to a 76 percent interest for Fortuna and a 24 percent interest for Continuum.

August 20, 2016	Page 31 of 189

During 2007, Fortuna (operating as Cuzcatlán) drilled 67 diamond drill holes totaling 26,605 m and in 2008/early 2009 Cuzcatlán completed 113 diamond drill holes totaling 32,926 m. In March 2009, Fortuna completed the acquisition of all issued and outstanding shares of Continuum, resulting in a 100 percent ownership in the San Jose Project.

Since 2009, an additional 272 drill holes totaling 104,612 m have been completed in the San Jose Mine area from both surface and underground drill stations. Drilling conducted in the San Jose and adjoining areas prior to June 30, 2015 is detailed in Table 6.1.

Table 6.1 Drilling by company, area and year as of June 30, 2015

Company	Area	Year	No. of drill holes	Meters
Pan American	San Ignacio	2001	2	242.00
	Trinidad	2001	3	851.50
Continuum	San Ignacio	2004	2	506.85
	Trinidad	2004	12	3,948.75
		2005	1	421.25
	Taviche	2004	2	779.30
		2006	10	2,179.80
Fortuna/Cuzcatlan	El Rancho	2011	10	2,656.50
	San Ignacio	2006	13	3,790.30
		2007	23	8,910.20
		2011	17	8,307.25
		2012	9	3,970.60
	Trinidad	2006	25	8,392.10
		2007	44	17,694.35
		2008	109	31,515.00
		2009	4	1,410.50
		2012	15	8,574.30
		2013	69	27,552.65
		2014	96	36,650.65
		2013	64	18,316.65
	Taviche	2011	10	2,552.95
	El Pochotle	2012	11	3,387.05
	La Altona	2012	3	1,040.35
Total			554	193,650.45

6.3

Historical resources and reserves

In March 2006, a technical report compiled in accordance with NI 43-101 was filed summarizing the results of the exploration completed by Continuum and reporting an initial Mineral Resource estimate prepared by Independent Mining Consultants (IMC) of Tucson, Arizona. At a 5 g/t Au equivalent cut-off, IMC estimated the Inferred Resource to be 527,283 tonnes at a grade of 3.50 g/t Au and 396 g/t Ag (Ray, 2006).

In March 2007, an updated resource estimate prepared in accordance with NI43-101 was filed on SEDAR. At a 150 g/t Ag equivalent cut-off, Indicated Resources were estimated to be 1.47 Mt averaging 262.6 g/t Ag and 2.19 g/t Au and Inferred Resources

August 20, 2016	Page 32 of 189

were estimated at 3.9 Mt averaging 260.6 g/t Ag and 2.57 g/t Au (Hester and Ray, 2007).

Following extensive exploration drilling in 2007, 2008 and 2009 an updated Technical Report prepared in accordance with NI 43-101 was submitted to SEDAR in December 2009 (Lechner and Earnest, 2009). The updated Mineral Resource reported at a 150 g/t Ag equivalent cut-off grade included Indicated Resources of 2.7 Mt averaging 295 g/t Ag and 2.27 g/t Au and Inferred Resources of 2.4 Mt averaging 262 g/t Ag and 2.11 g/t Au.

A pre-feasibility study was conducted by Chlumsky, Armbrust & Meyer LLC (CAM) and reported in June 2010 (CAM, 2010a). The study reviewed and used the Mineral Resource estimates generated in December 2009. The pre-feasibility study looked at the conversion of Indicated Resources to Probable Reserves for a variety of scenarios. The updated Mineral Resource and Mineral Reserve reported at a 150 g/t Ag equivalent cut-off grade consisted of Probable Reserves of 3.5 Mt averaging 205 g/t Ag and 1.6 g/t Au and Inferred Resources of 2.4 Mt averaging 262 g/t Ag and 2.11 g/t Au.

Since the CAM independent Mineral Resource and Mineral Reserve evaluation of June 2010 (CAM, 2010b) Fortuna Silver have conducted annual updated estimations. Minor adjustments to the mine plan were conducted for a statement of resources and reserves as of December 31, 2010 (Fortuna, 2011a) and depletion due to extraction accounted for the revised statement as of December 31, 2011 (Fortuna, 2012). A third estimation was conducted in 2012 as part of the company’s annual estimation update, being reported as of December 31, 2012 (Fortuna, 2013b).

An updated Technical Report prepared by Fortuna in accordance with NI 43-101 was submitted to SEDAR on November 29, 2013 to update the resources and reserves, describe the exploration of the Trinidad North discovery, detail the new simulation methodology for estimating the resources, and update the information to take into account the increase in production to 1,800 tpd (Fortuna, 2013b). The updated Mineral Resource and Mineral Reserve reported as of July 4, 2013 at a 100 g/t Ag Eq cut-off grade consisted of Probable Reserves of 3.9 Mt averaging 196 g/t Ag and 1.70 g/t Au and Inferred Resources of 5.4 Mt averaging 202 g/t Ag and 1.56 g/t Au. Fortuna continued to update and report the resources and reserves as of year-end taking into account production related depletion and the ongoing exploration programs (Fortuna, 2014b; Fortuna, 2015a; and Fortuna, 2016a). The fact that there were no material changes in the technical and scientific information meant an updated Technical Report was not required until the commissioning of the upgraded plant facilities which have altered the economic analysis.

A summary of changes to the contained metal (calculated using the same metal prices) at San Jose as reported in accordance with NI 43-101 is detailed in Figure 6.1.

August 20, 2016	Page 33 of 189

Figure 6.1 San Jose Mine Historical Mineral Resources and Mineral Reserves

Mineral Resources & Reserves - San Jose Mine
Contained Metal - Ag Eq (Moz)*
90
80
70
60
50
40
30
20
10
0
Mar 12, 2006
Mar 31, 2007
Dec 10, 2009
Jun 9, 2010
Dec 31, 2010
Dec 31, 2011
Dec 31, 2012
Dec 31, 2013
Dec 31, 2014
Dec 31, 2015
Proven & Probable Reserves
Measured & Indicated Resources
Inferred Resources
* Ag Eq calculated using Ag = US$19/oz and Au = US$1,140/oz

6.4

Production

From 1980 through 2004, production by MIOXSA was intermittent and came primarily from existing stopes and from development of the fourth and fifth levels of the San Jose Mine. In 2005 and 2006, the sixth level was developed and mined with grades reported to range between 350 to 500 g/t Ag and 1.8 to 3.5 g/t Au.  The ore was mined primarily from the Bonanza and Trinidad veins and extracted at rates of approximately 100 tpd through the Trinidad shaft. The 4 m by 4 m Trinidad shaft is developed to a depth of 180 m from the surface although no horizontal development had taken place on the seventh level. The principal mining method used by MIOXSA was shrinkage stoping. The ore was processed at a small crushing and flotation plant in San Jeronimo de Taviche, located approximately 19 km by paved and gravel roads from the San Jose Mine. The majority of the workers in the mine and plant were from the San Jeronimo de Taviche area. High-grade concentrates were shipped by 30-tonne capacity trucks to the MET-MEX Penoles smelter at Torreon, Coahuila, Mexico. Concentrate grades typically ranged from 9,000 g/t to 12,000 g/t Ag and 100 g/t to 140 g/t Au (Alvarez, 2009). Reliable estimates of the total production during MIOXSA’s tenure are not available.

6.4.1   Minera Cuzcatlan

Commercial production commenced under the management of Minera Cuzcatlan on September 1, 2011 (Fortuna, 2011b). Underground mining has focused on the Bonanza, Trinidad and Stockwork primary veins. A summary of total production figures since the start of production in September 2011 through June 30, 2016 are detailed in Table 6.2.

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Table 6.2 Production figures during Minera Cuzcatlan management of San Jose

Production	2011*	2012	2013	2014	2015	2016#	Total
Ore processed (t)	125,301	369,022	456,048	676,959	717,505	364,189	2,709,024
Head grade Ag (g/t)	144	188	194	226	234	233	215
Head grade Au (g/t)	1.36	1.74	1.46	1.72	1.83	1.71	1.69
Production Ag (oz)	490,555	1,949,178	2,527,203	4,396,760	4,928,893	2,515,300	16,807,889
Production Au (oz)	4,622	17,918	19,031	33,496	38,526	18,407	132,000
* Commercial production commenced in September 2011 # Production as of June 30, 2016

Production rates for the second half of 2016 are expected to exceed 3,000 tpd with the completion of the plant expansion in June.

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Geological Setting and Mineralization

7.1

Regional geology

The San Jose Mine is hosted by an andesitic to dacitic effusive volcanic sequence of presumed Paleogene age. Further to the east, these andesites and dacites are overlain by silicic crystalline and lithic tuffs and ignimbrites corresponding to the Mitla Tuff Formation of Miocene age. These Cenozoic volcanic sequences overlie two distinct tectonostratigraphic terranes or crustal blocks: the Oaxaca or Zapoteco terrane and the Cuicateco or Juarez terrane. The Oaxaca terrane is characterized by granulite-facies metamorphic basement of Grenvillian age overlain by Paleozoic and Mesozoic sedimentary sequences. The Juarez terrane is a west-dipping fault-bounded prism of strongly deformed Jurassic and Cretaceous oceanic and arc volcanic rocks that structurally overlies the Maya terrane and underlies the Oaxaca terrane (Martinez-Serrano et al, 2008).

The Cenozoic volcanic rocks hosting the San Jose Mine are interpreted to be related to subduction along the predominantly convergent southern Mexico plate boundary with the volcanic sequence having been deposited approximately contemporaneous with the initial volcanic events of the Trans-Mexican Volcanic Belt (Figure 7.1).

Figure 7.1 Map of the state of Oaxaca showing approximate distribution of Cenozoic volcanic rocks and underlying tectonostratigraphic terranes

98°0'0"W
96°0'0"W
94°0'0"W
N
MEXICO
Mexico City
Oaxaca City
18°0'0"N
16°0'0"N
Puebla
Vista Hermosa Thrust Fault
Veracruz
Oaxaca Fault
Tamazulapan Fault
MAYA
MIXTECO
OAXACA CITY
ZAPOTECO
Guerrero
CUICATECO
Juchatengo Fault
SAN JOSE MINE
Chiapas
TERTIARY VOLCANIC
ROCKS
Chacalapa Fault
CHATINO
Mesoamerican Trench
Pacific Ocean
0
50
100 Km
References: -Modified from Ortega Gutiérrez, 1988; y Ortega Gutiérrez et al., 1992.
-Carta Geológica de la República Mexicana, 5a Edición: CRM y UNAM; Pemex, 1989.

August 20, 2016	Page 36 of 189

7.2

Local geology

The San Jose Mine area is underlain by a thick sequence of presumed Paleogene-age andesitic to dacitic volcanic and volcaniclastic rocks, which in turn, discordantly overlie units ranging from orthogneisses and paragneisses of Mesoproterozoic age, limestones and calcareous sedimentary rocks of Cretaceous age and continental conglomerates of the Early Tertiary Tamazulapan Formation (Figure 7.2) (Dickinson and Lawton, 2001; Sanchez Rojas, et al, 2003; Martinez-Serrano, et al, 2008). In the Taviche area, the Paleogene-age volcanics are intruded by granodiorite to diorite stocks of possible Neogene age.

Figure 7.2 Local geology of the San Jose Mine area (adapted from Zaachila 250k sheet, S.G.M.)

US
MX
100W
20N
GT
HN
Mexico Index Map
Puebla
Veracruz
Tabasco
Oaxaca
Guerrero
Chiapas
Oaxaca Index Map
N
S
E
W
740000
760000
780000
800000
1860000
1840000
1820000
Cobre Grande
El Rey
Tlacolula
Taviche District
San Jose Mine
Higo Blanco Prospect
El Aguila Mine
Zaachila 250k Geology (E14-12)
Qal
QptCgp-At: Conglomerado Polim
Tpl(?) Gr-D: Granito-Diorita
TplTR: Toba Riolitica
TemTA-A: Toba Andesitica-Andesita
Tpae Cgp-Ar Fm Tamazulapan
Ktm Cz-Lu: Fm Yucunama
Kace Cz-Do: Fm Teposcolula
KnapAr-Lu: Arenisca-Lutita
JtKbcAr-Lu: Arenisca-Lutita
PC_Complejo Metamorfica Oaxaqueno
0
10
20
km
Datum: NAD27, UTM Zone 14N

August 20, 2016	Page 37 of 189

7.3

Property geology

The San Jose Mine area is underlain by a thick sequence of sub-horizontal andesitic to dacitic volcanic and volcaniclastic rocks of presumed Paleogene age (Figure 7.3). These units have been significantly displaced along major north and northwest-trending extensional fault systems with the precious metal mineralization being hosted in hydrothermal breccias, crackle breccias, and sheeted stockwork-like zones of quartz/carbonate veins emplaced within zones of high paleo permeability associated with the extensional structures.

Figure 7.3 Property geology of the San Jose Mine area (lithology code detailed in Figure 7.4)

744500
745000
745500
746000
1847000
1846500
1846000
1845500
1845000
N
S
W
E
Lithology
PAF-10
PAF-20
VCL-20
PAF-29
VCL-30
PAF-30
VCL-40
PAF-40
Structures
Faults
Fault Zone
Fault Zone Aprox.
Veins
QV/QCV/HYBX
QV/QCV/HYBX Aprox.
Shaft
TRINIDAD AREA
TRINIDAD SUR
San Jose Mine
EL HIGO
SAN IGNACIO
SAN IGNACIO AREA
EL TORO
Benito Juarez Reservoir
0
250
500
Meters
Cia. Minera Cuzcatlán S.A. de C.V.
Interpretive Geologic Map of San Jose Area
Geology by L. Coto & A. Vindas
Oaxaca, Mexico
Datum: NAD27. UTM Zone 14N June 30, 2015

August 20, 2016	Page 38 of 189

7.3.1   Stratigraphy

A detailed stratigraphic section of the volcanic and volcaniclastic units present in the San Jose Mine area has been developed through surface mapping and detailed logging of diamond drill core (Figure 7.4).

Figure 7.4 Stratigraphic column of the Trinidad Deposit area, San Jose Mine

August 20, 2016	Page 39 of 189

In general, the upper 650 to 700 meters of the volcanic sequence is characterized by a series of distinct effusive andesitic to dacitic lava flow units intercalated with thin but laterally extensive horizons of reddish-brown to grayish-brown volcaniclastic rocks. The andesitic to dacitic flow rocks are comprised of coherent and autoclastic facies with classic volcanic textures indicating sub-aerial to subaqueous deposition of the flow units. Poorly sorted monomictic to polymictic autobreccias are commonly present at the base of the flow units and grade upward to jigsaw-fit breccias and fractured coherent facies lava flows. Flow foliations are commonly observed in coherent facies lavas and generally are subhorizontal to moderately inclined in orientation. Beautifully preserved hyaloclastite breccias and in situ hyaloclastites are present throughout the effusive sequence, having been formed by the non-explosive fracturing and disintegration of quenched lavas emplaced into subaqueous settings. Blocky clasts with curviplanar surfaces and chloritized clast margins after glass are commonplace in the hyaloclastites. Thin reddish-brown to grayish-brown stratified volcaniclastics present between the major flow units and locally within the PAF-30 unit are interpreted to be the re-sedimented fines of the hyaloclastite breccias.

The lower 250 to 300 meters of the volcanic sequence is characterized by a sequence of intercalated pyroclastic deposits, stratified volcaniclastic sedimentary rocks and local coherent facies lava flows. The metamorphic basement underlying the Tertiary volcanic sequence has not been intercepted in the drilling completed to-date at the San Jose Mine area.

7.3.2   Structural geology

Silver and gold mineralization in the Trinidad deposit at the San Jose Mine are hosted by steeply dipping hydrothermal breccias, crackle breccias and quartz-carbonate veins emplaced along north and north-west trending, east-northeast dipping anastomosing brittle fault structures. These dominantly dip-slip fault structures crosscut the sub-horizontal effusive flow and pyroclastic units producing cumulative displacements ranging to greater than 300 meters between the footwall and the hangingwall of the mineralized structural corridor. Favored sites for vein or stockwork vein emplacement are dilational zones occurring at high angles to the dominantly dip-slip displacement vectors of the principal extensional fault systems.

Within the mineralized structural corridor, fault zones are commonly extensively brecciated and seamed by fault gouge. Locally these zones are strongly silicified and commonly display evidence of repeated brecciation and re-cementing. Northeast-trending post-mineral cross-faulting is present locally with apparent sinistral displacement. In the hanging wall of the mineralized structural corridor, small scale block faulting is evidenced by the clear displacement of the reddish-brown volcaniclastic marker units.

7.4

Description of mineralized zones

Precious metal mineralization at the San Jose Mine is hosted by hydrothermal breccias, crackle breccias, quartz-carbonate veins and zones of sheeted and stockwork-like quartz-carbonate veins emplaced along steeply dipping north and north-northwest trending fault structures.

The mineralized structural corridor extends for greater than 3 km in a north-south direction (Figure 7.3) and has been divided into two parts. The Trinidad deposit area located between 1846500N and 1847800N (this includes the Trinidad North discovery

August 20, 2016	Page 40 of 189

located between 1846200N and 1847800N and below 1200 elevation), and the San Ignacio area located between 1845000N and 1846500N. The Mineral Resource and Mineral Reserve estimates discussed in this Technical Report are located in the Trinidad deposit area.

The major mineralized structures or vein systems recognized in the Trinidad deposit area are the Trinidad and Bonanza structures and the Stockwork system. In addition to the major mineralized structures, secondary vein systems are present between the Trinidad and Bonanza systems and locally in the hanging wall to the Bonanza system and also in the footwall to the Trinidad system. To-date, drilling has defined the Trinidad and Bonanza mineralized structures over a strike length of approximately 1,300 meters and to depths exceeding 600 meters from the surface.

Acanthite and silver-rich electrum are the primary silver and gold-bearing minerals in the Trinidad deposit. These minerals along with pyrite are discontinuously interlayered with distinctively banded crustiform and colloform textured quartz, calcite and locally adularia. Classic ginguro textures are present locally in the mineralized quartz-carbonate veins and hydrothermal breccias with a close spatial and genetic association between the acanthite and the silver and gold-bearing electrum. The total sulfide content of the mineralized structures is generally low from less than 1 volume percent to 5 volume percent of the rock in the upper portion of the deposit and grading to somewhat higher sulfide contents at depth with the gradual introduction of the base metal sulfides sphalerite, galena and chalcopyrite. Sphalerite is typically pale yellowish-brown in color, being of the low iron variety.

Principal gangue minerals are quartz and calcite, locally accompanied by iron or iron/magnesium-bearing carbonates. Amethyst and chalcedonic quartz are commonly present as late infillings of the veins and hydrothermal breccias. Pale greenish-colored fluorite is present locally as vein and breccia fillings.

Hydrothermal alteration at the Trinidad Deposit is characterized by a well-developed alteration zonation with well crystallized kaolinite being present in the mineralized zones grading outwards to kaolinite-illite, illite, and illite-smectite-chlorite assemblages. Locally Fe-carbonates and Fe/Mg-carbonates are also present as a halo to the mineralized zones. Regionally, the andesitic volcanics and volcanoclastic units are weakly to moderately propylitically altered to epidote-chlorite-smectite assemblages (see Figure 7.5).

August 20, 2016	Page 41 of 189

Figure 7.5 Alteration assemblages and zonation - Trinidad Deposit, San Jose Mine

745000
745200
745400
1400
1200
1000
SJOM-408A
SJOM-408
SJOM-411
SJOM-406
SJOM-413
SJOM-411 SJOM-413 SJOM-338
SJOM-410
SJOM-394
SJOM-404
SJOM-410
SJOM-403
SJOM-336
SJOM-400
SJOM-381
SJOM-383
SJOM-377
SJOM-339
SJOM-331
SJOM-349
SJOM-373
SJOM-379A
SJOM-343
SJOM-386
SJOM-340
SJOM-337
SJOM-384
SJOM-365
SJOM-329
SJOM-346
SJOM-349A
SJOM-369
SJOM-330
SJOM-360
SJOM-338
SJOM-332
SJOM-356
Ag Eq g/t
70 - 93
93 - 500
> 500
Alteration Zones
Epidote-Chlorite-Smectite
Illite-Smectite-Chlorite
Illite
Kaolinite
Kaolinite-Illite
DDH Collar
DDH Trace
Trace outside section
DDH Bottom
Access ramp & mine workings
0 50 100
Meters
Cia. Minera Cuzcatlán S.A. de C.V.
Trinidad Deposit
S1847500N
(Looking North)
San Jose Mine
Oaxaca, Mexico
Datum: NAD27, UTM zone14N
June 30, 2015

August 20, 2016	Page 42 of 189

7.4.1   Trinidad vein system

The Trinidad vein system (Tv) is emplaced in the footwall fault zone of the extensional system hosting the mineralized vein systems at San Jose. The Trinidad vein system strikes 355˚ and dips 70˚ to 80˚ to the east-northeast. The vein system ranges from less than 1 meter to locally over 15 meters in true width, with higher grade mineralization generally being present in zones with greater widths. Significant portions of the Trinidad structure are characterized by late black matrix silicified fault breccias with only trace to weak mineralization. Higher grade precious metal zones in the Trinidad vein system range up to approximately 1,300 g/t Ag Eq across the width of the vein (Figure 7.10). Combined copper, lead and zinc values are generally less than one percent but locally higher concentrations are present. At approximately the 1,100 meter elevation in the central portion of the Trinidad Deposit, four drill holes intercepted higher grade base metal mineralization with combined copper, lead, and zinc values ranging up to 21.6 percent across the width of the vein system. Fault gouge seams are commonplace at the footwall and hanging wall of the Trinidad vein system. The Trinidad hanging wall splays and the Trinidad footwall veins are considered to be part of the Trinidad mineralized structure.

7.4.2   Bonanza vein system

The Bonanza vein system (Bv) is emplaced in the hanging wall zone of the structural corridor hosting the mineralized vein systems in the Trinidad deposit. The Bonanza vein system generally strikes 350˚ and dips steeply to the east to sub-vertical. The Paloma vein (Pv) is considered to be part of the Bonanza vein system. Mineralization within the Bonanza vein system is present in the form of shoots plunging shallowly to moderately to the north-northwest, reflecting the dominant dip-slip movement of the controlling fault structures (Figure 7.11). Combined copper, lead and zinc values for the Bonanza Vein range from negligible in the upper portions of the vein system to approximately 0.1 to 0.5 percent at depth.

7.4.3   Trinidad North discovery

The Trinidad North discovery refers to an area located between 1846200N and 1847800N and below the 1200 meter elevation (Figure 7.6). Brownfields exploration in the Trinidad North area has been successful in identifying high-grade silver and gold mineralization associated with the northern extensions of the Bonanza and Trinidad vein systems and associated stockwork zones. Similar to the main Trinidad deposit, the mineralization is directly associated with the presence of hydrothermal breccias, crackle breccias and sheeted and stockwork-like quartz veinlets. As of the effective date of this report, exploration drilling continues to test the northern extensions of the mineralized system with the mineralized structures remaining open to the north and to depth.

7.4.4   Fortuna vein system

The Fortuna vein (Fv) strikes north-south and in contrast to the other major veins in the deposit, dips steeply to the west. The Fortuna vein has been extensively mined on levels 2, 3 and 4 of the historic mine workings with vein widths ranging from 2 meters to approximately 5 meters.

7.4.5   Stockwork

The main Stockwork Zone is located between 1846550N to 1847200N and 1,000 masl to 1,300 masl, being located in an extensional environment between the principal Bonanza and Trinidad structures. The main Stockwork Zone is present over 650

August 20, 2016	Page 43 of 189

horizontal meters and 300 vertical meters being elliptical in shape, with a variable thickness ranging to greater than 50 meters (Figure 7.6).  Stockwork-style mineralization is also present in the Trinidad North area between the Trinidad and Bonanza structures.

The primary silver bearing mineral in the Stockwork Zone is acanthite, usually in association with traces of pyrite. Secondary minerals accompanying the acanthite are silver-rich electrum, fine grained galena, sphalerite, chalcopyrite and gangue minerals including hyaline quartz, white quartz, and calcite along with minor concentrations of adularia and fluorite.

7.4.6   Secondary vein systems

In addition to the Trinidad, Bonanza and Stockwork primary veins, a number of secondary veins have been intersected in the exploration and definition drilling. These include the Bonanza HW vein, the Trinidad FW vein, the Trinidad FW2 vein, the Trinidad HW vein and the Stockwork 2 and Stockwork 3 zones. The Stockwork 2 and Stockwork 3 zones are both located in the Trinidad North area, comprising zones of stockwork mineralization located between the Trinidad and Bonanza Veins. Definition drilling completed subsequent to the mineral resource cut-off date of June 30, 2015 has demonstrated that the Stockwork 2 and Stockwork 3 zones are similar to the main Stockwork Zone and indeed appear to be interconnected.

7.4.7   Sectional drawings

Representative sections displaying the geological interpretations of the Trinidad deposit are presented in Figures 7.7 to 7.9. A plan view showing the location of the three sections is provided in Figure 7.6. Silver equivalent (Ag Eq) values indicated on the cross sections have been estimated at a Au-to-Ag ratio of 60 based on metal prices of US$1,140/oz Au and US$19/oz Ag and metallurgical recoveries of 89% for both Au and Ag. A lower cut-off of 70 g/t Ag Eq was used in calculating the Ag Eq values.

Longitudinal sections for the Trinidad, Bonanza and Stockwork mineralization are presented in Figures 7.10, 7.11 and 7.12, respectively.

August 20, 2016	Page 44 of 189

Figure 7.6 Plan map showing location and orientation of sections

744600
744800
745000
745200
745400
745600
N
1847800
1847600
1847400
1847200
1847000
1846800
Section 1847500
Trinidad North Area
Trinidad Area
Section 1846975
Section 1846925
Datum: NAD27, UTM Zone 14N
DH Collar
DH Trace
DH Bottom
Mine working
1200 m Elev
Wireframe
(1200 m Elev)
Bhws
Bv
Swk
Swk3
Tv
0
100
200
m
Cia. Minera Cuzcatlan S.A de C.V.
Drill Hole Location Map
Trinidad Zone
San Jose Mine
Oaxaca, Mexico
June 30, 2015

August 20, 2016	Page 45 of 189

Figure 7.7 Section displaying lithology along 1846925N (lithology units detailed in stratigraphic column Figure 7.4)

745000
745200
745400
1600
1400
1200
1000
13.80 m @ 1,300 g/t Ag Eq
11.90 m @ 189 g/t Ag Eq
19.28 m @ 110 g/t Ag Eq
7.15 m @ 1,030 g/t Ag Eq
7.63 m @ 614 g/t Ag Eq
6.30 m @ 930 g/t Ag Eq
15.40 m @ 176 g/t Ag Eq
20.00 m @ 231 g/t Ag Eq
31.35 m @ 220 g/t Ag Eq
19.10 m @ 953 g/t Ag Eq
27.40 m@ 411 g/t Ag Eq
11.90 m@ 831 g/t Ag Eq
9.00 m @ 1,347 g/t Ag Eq
12.25 m @ 871 g/t Ag Eq
17.04 m @ 2,057 g/t Ag Eq
7.95 m @ 1,049 g/t Ag Eq
17.05 m @ 1,319 g/t Ag Eq
7.00 m @ 690 g/t Ag Eq
7.70 m @ 112 g/t Ag Eq
5.70 m @ 475 g/t Ag Eq
9.40 m @ 1,870 g/t Ag Eq
Lith Qualifier
Crackle Bx
FZ
Veinlets
Stockwork
Structures
Fault Zone
Mineralized
QV
QCV
HYBX
Lithology Units
OV
PAF-10
VCL-10
PAF-20
VCL-20
PAF-30
VCL-30
VCL-40
PAF-40
LPT-10
PAF-50
Ag Eq g/t
70 - 93
93 - 500
> 500
Cia. Minera Cuzcatlán S.A. de C.V.
Trinidad Deposit
S1846925N
(Looking North)
San Jose Mine
Oaxaca, Mexico
Datum: NAD27, UTM zone14N
June 30, 2015
DDH Collar
DDH Trace
Trace outside section
DDH Bottom
Access ramp & mine workings
0
50
100
Meters

August 20, 2016	Page 46 of 189

Figure 7.8 Section displaying lithology along 1846975N (lithology units detailed in stratigraphic column Figure 7.4)

745000
745200
745400
1600
1400
1200
1000
SJO-146
SJO-144
SJO-163
SJO-139
OCW-002
SJO-075
1.70 m @ 616 g/t Ag Eq
32.20 m @ 506 g/t Ag Eq
11.40 m @ 302 g/t Ag Eq
21.25 m @ 491 g/t Ag Eq
20.30 m @ 145 g/t Ag Eq
11.30 m @ 433 g/t Ag Eq
11.05 m @ 328 g/t Ag Eq
15.80 m @ 322 g/t Ag Eq
12.85 m @ 317 g/t Ag Eq
13.15 m @ 187 g/t Ag Eq
OCW-001
SJOM-317
SJOM-323
SJOM-298
SJOM-294
SJOM-306
SJOM-327
SJOM-376
6.68 m @ 218 g/t Ag Eq
12.14 m @ 425 g/t Ag Eq
11.28 m @ 201 g/t Ag Eq
19.90 m @ 349 g/t Ag Eq
7.30 m @ 326 g/t Ag Eq
11.85 m @ 397 g/t Ag Eq
6.57 m @ 190 g/t Ag Eq
15.00 m @ 323 g/t Ag Eq
Lith Qualifier
Crackle Bx
FZ
Veinlets
Stockwork
Structures
Fault Zone
Mineralized
QV
QCV
HYBX
Lithology Units
OV
PAF-10
VCL-10
PAF-20
VCL-20
PAF-30
VCL-30
VCL-40
PAF-40
LPT-10
PAF-50
Ag Eq g/t
70 - 93
93 - 500
> 500
DDH Collar
DDH Trace
Trace outside section
DDH Bottom
Access ramp & mine workings
0
50
100
Meters
Cia. Minera Cuzcatlán S.A. de C.V.
Trinidad Deposit
S1846975N
(Looking North)
San Jose Mine
Oaxaca, Mexico
Datum: NAD27, UTM zone14N
June 30, 2015

August 20, 2016	Page 47 of 189

Figure 7.9 Section displaying lithology along 1847500N (lithology units detailed in stratigraphic column Figure 7.4)

745000
745200
745400
1600
1400
1200
1000
800
Access ramp & mine workings
DDH Collar
DDH Trace
Trace outside section
DDH Bottom
0
50
100
Meters
SJOM-408A
SJOM-408
SJOM-411
SJOM-413
SJOM-338
SJOM-410
SJOM-394
SJOM-404
SJOM-336
SJOM-381
SJOM-383
SJOM-377
SJOM-339
SJOM-331
SJOM-349
SJOM-373
SJOM-379A
SJOM-386
SJOM-343
SJOM-340
SJOM-337
SJOM-384
SJOM-365
SJOM-329
SJOM-346
SJOM-349A
SJOM-369
SJOM-330
SJOM-360
SJOM-332
SJOM-356
6.15 m @ 126 g/t Ag Eq
13.15 m @ 203 g/t Ag Eq
5.85 m @ 476 g/t Ag Eq
12.85 m @ 820 g/t Ag Eq
3.50 m @ 978 g/t Ag Eq
5.20 m @ 374 g/t Ag Eq
14.95 m @ 1,697 g/t Ag Eq
9.00 m @ 1,420 g/t Ag Eq
12.95 m @ 607 g/t Ag Eq
10.20 m @ 1,221 g/t Ag Eq
8.50 m @ 2,601 g/t Ag Eq
9.50 m @ 104 g/t Ag Eq
14.05 m @ 304 g/t Ag Eq
2.25 m @ 282 g/t Ag Eq
Lith Qualifier
Veinlets
Stockwork
Structures
Fault Zone
Mineralized
HYBX
Lithology Units
OV
PAF-10
VCL-10
PAF-20
VCL-20
PAF-30
VCL-30
VCL-40
PAF-40
LPT-10
PAF-50
LPT-20
Ag Eq g/t
70 - 93
93 - 500
> 500
Cia. Minera Cuzcatlán S.A. de C.V.
Trinidad Deposit
S1847500N
(Looking North)
San Jose Mine
Oaxaca, Mexico
Datum: NAD27, UTM zone14N
June 30, 2015

August 20, 2016	Page 48 of 189

Figure 7.10 Longitudinal section of Trinidad vein displaying Ag Eq isogrades

S
N
1847000
1847500
1848000
1600
1400
1200
1000
800
600
400
Drill Stations
Trinidad North
Fortuna Silver Mines Inc.
Longitudinal Section
Trinidad Vein Intercepts
745100E (Looking West)
San Jose Mine, Oaxaca Mx
Oaxaca, Mexico
Datum: NAD27, UTM Zone14N
June 30, 2015
Trinidad Vein DH Intercepts
Ag Eq (g/t)
Mine Workings/Ramp
Tv_Ag Eq June30 2015.GRD
Ag Eq (g/t)
High : 3838
Low : 0
0
100
200
300
400
500
m

August 20, 2016	Page 49 of 189

Figure 7.11 Longitudinal section of Bonanza vein displaying Ag Eq isogrades

S
N
1847000
1847500
1848000
1600
1400
1200
1000
800
600
400
Drill Stations
Trinidad North
Fortuna Silver Mines Inc.
Longitudinal Section
Bonanza Vein Intercepts
745100E (Looking West)
San Jose Mine, Oaxaca Mx
Oaxaca, Mexico
Datum: NAD27, UTM zone14N
June 30, 2015
Bonanza Vein DH Intercepts
Ag Eq (g/t)
Mine Workings/Ramp
Bv_Ag Eq June30 2015.GRD
Ag Eq (g/t)
High : 2713
Low : 0
0
100
200
300
400
500
m

August 20, 2016	Page 50 of 189

Figure 7.12 Longitudinal section of Stockwork mineralization displaying Ag Eq isogrades

S
N
1847000
1847500
1848000
1600
1400
1200
1000
800
600
400
Drill Stations
Trinidad North
Stockwork Zone
Trinidad Central
Stockwork Zone
Swk-Central.grd
AgEq (g/t)
High : 4117
Low : 0
Swk-TNE.grd
AgEq (g/t)
High : 1443
Low : 0
Fortuna Silver Mines Inc.
Longitudinal Section
Stockwork Mineralization
745100E (Looking West)
San Jose Mine, Oaxaca Mx
Oaxaca, Mexico
Datum: NAD27, UTM zone14N
June 30, 2015
Swk Intercepts
Mine Workings/Ramp
0
100
200
300
400
500
m

August 20, 2016	Page 51 of 189

Deposit Types

8.1

Mineral deposit type

The Trinidad silver-gold deposit at the San Jose Mine is a typical low-sulfidation epithermal deposit according to the classification of Corbett (2002), having formed in a relatively low temperature, shallow crustal environment (Figure 8.1). The deposit is characterized by structurally controlled hydrothermal breccias, crackle breccias and quartz-carbonate veins hosting silver-gold mineralization plus trace to minor base metal mineralization. The Trinidad deposit is similar to the Fresnillo silver deposit in Zacatecas, Mexico and to precious metal deposits located in the Altiplano Province of Southern Peru (Caylloma, Arcata, Pallancata deposits). Geologic characteristics of the Trinidad deposit are summarized in Table 8.1.

Figure 8.1 Classification of epithermal and base metal deposits by Corbett (2002)

HIGH SULPHIDATION
LOW SULPHIDATION
steam heated alteration
permeable horizon
diatreme
silica
BRECCIA
LITHOLOGICAL
STRUCTURAL
SEDIMENT HOSTED REPLACEMENT Au
limestone
marl
REPLACEMENT
SKARN
EPITHERMAL QUARTZ Au-Ag
MnO2
travertine
diatreme
CARBONATE-BASE METAL Au
POLYMETALLIC Ag-Au
QUARTZ SULPHIDE Au+ Cu
PORPHYRY Cu Au
RIFT
sinter
phreatic breccia
acid sulphate alteration
EPITHERMAL BANDED CHALCEDONY GINGURO Au-Ag
meteoric water
MINERALIZATION
Banded tension vein
Fissure vein
Sheeted vein
Stockwork vein
Breccia fill
Lithological control
Disseminated
Fluid mixing
FLUIDS
Rising mineralised magmatic fluid
Circulating meteoric-dominant water
Collapsing evolved fluid
A - low pH
B - bicarbonate
O - oxygenated
Rising volatiles
05mcbpol
Corbett

August 20, 2016	Page 52 of 189

Table 8.1 Trinidad deposit characteristics

Characteristic	Description
Deposit Type	Rift low sulfidation adularia-sericite epithermal deposit
Regional Tectonic Setting	Extensional continental margin-arc terrain
Local Tectonic Setting	Extensional fault system with plus 300 meters normal displacement
Host Rocks	Andesitic to dacitic subaerial to subaqueous lava flows
Host Rock Age	Paleogene (?)
Deposit Style	Quartz-carbonate veins, hydrothermal breccias, crackle breccias, sheeted and stockworked vein zones
Regional Alteration	Regional propylitic alteration (chlorite > epidote)
Deposit-scale Alteration

Well crystallized kaolinite in mineralized zones grading outward to kaolinite-illite, illite and illite-smectite-chlorite assemblages; Fe- and Fe/Mg carbonates are present locally haloing the mineralization

Main Metals	Ag, Au
Minor Metals	Zn, Pb, Cu, Sb
Main Sulfide Species	Pyrite, Acanthite (Argentite), Low Fe Sphalerite, Galena, Chalcopyrite
Silver-bearing Species	Acanthite (Argentite), silver-rich electrum
Gold-bearing Species	Silver-rich Electrum
Ag/Au Ratio	Ranges from approximately 50 to 200 Ag to 1 Au
Gangue Minerals	Quartz, Calcite, Fe- and Fe/Mg carbonates, Mn Silicates and Carbonates
Deposit Type Examples	Fresnillo, Mx; Altiplano Province of Southern Peru (Caylloma, Arcata, Pallancata)

8.2

Exploration model

The San Jose Mine is located within the Del Sur crustal block of southern Mexico (Dickinson and Lawton, 2001). Oligocene to Pliocene-age andesitic to dacitic volcanic rocks disconformably overlie Mesoproterozoic-age basement rocks comprised of orthogneisses and paragneisses that were stranded in their present positions when the South America continent pulled away from the North America continent during the Middle Mesozoic breakup of Pangea. Epithermal-style alteration and mineralization are widespread within the Middle to Late Tertiary volcanic package exposed throughout the central portion of the state of Oaxaca. Host structures to the mineralization are normal faults and subsidiary structural features common to extension-related pull-apart basins (Corbett, 2006) as illustrated in Figure 8.2.

August 20, 2016	Page 53 of 189

Figure 8.2 Exploration model: extension-related pull-apart basins (Corbett, 2006)

Pull-apart basin, e.g. S. Sumatra, California
SURFICIAL LEVELS
controlling structure
En echelon veins, e.g. Waihi, Golden Cross
EPITHERMAL to MESOTHERMAL
fissure veins
Splay e.g. FSE, Chuquicamata
PORPHYRY LEVELS
hot spring and sinter deposits
pull-apart basin
controlling strike-slip structure
flat tension veins
steep fissure veins
fissure in competent basement host rocks
intrusion
NEGATIVE FLOWER STRUCTURE
EXTENSION and MINERALIZATION STYLES at DIFFERENT CRUSTAL LEVELS

August 20, 2016	Page 54 of 189

Exploration

9.1

Exploration conducted by Pan American Silver

In 1999, the San Jose Property was optioned by Pan American Silver (Pan American). Surface and underground mapping and sampling were carried out by Pan American and five diamond drill holes totaling 1,093.5 meters were completed in the San Jose vein system.

9.2

Exploration conducted by Continuum Resources Ltd

In March 2004, Continuum Resources Ltd. (Continuum) completed an option agreement with MIOXSA covering 19 concessions in the San Jose and San Jeronimo Taviche areas. Continuum completed detailed mapping and chip-channel sampling of the surface and of the existing underground workings in the Trinidad area followed by the completion of 15 surface diamond drill holes totaling 4,876.55 meters Details of the work completed by Continuum and the corresponding results are presented in Osterman (2004), Ray (2005), Ray (2006) and Hester and Ray (2007).

9.3

Exploration conducted by Fortuna Silver Mines Inc.

In November of 2005, Fortuna reached agreement with Continuum to earn a 70 percent portion of the company’s interests in the San Jose and Taviche District properties that were optioned by Continuum from MIOXSA and to assume management of the project. In March 2006, an NI 43-101 compliant Technical Report was filed summarizing the results of the exploration completed by Continuum and an initial resource estimate was prepared by Independent Mining Consultants (IMC) of Tucson, Arizona (Ray, 2006). At a 5 g/t Au equivalent cut-off, IMC estimated the Inferred Mineral Resource at 527,283 tonnes with an average grade of 3.50 g/t Au and 396 g/t Ag.

In November of 2006, Fortuna and Continuum purchased a 100 percent interest in the properties from MIOXSA and simultaneously restructured their joint operating agreement to a 76 percent interest for Fortuna and a 24 percent interest for Continuum.

In March 2007, an updated independent resource estimate prepared in accordance with NI 43-101 was filed on SEDAR. At a 150 g/t Ag Eq cut-off, Indicated Resources were estimated at 1.47 Mt averaging 263 g/t Ag and 2.19 g/t Au and Inferred Resources were estimated at 3.9 Mt averaging 261 g/t Ag and 2.57 g/t Au (Hester and Ray, 2007).

Subsequent to 2007, the principal exploration conducted at the deposit has been surface and underground drilling (described in Section 10), both to extend the deposit to the north and to depth and for infill purposes to increase the confidence level of the mineral resources. The results of a Pre-Feasibility Study of the San Jose Project were filed on SEDAR in June of 2010 and included an estimate of Probable Mineral Reserves of 3.5 Mt averaging 205 g/t Ag and 1.5 g/t Au (Chlumsky, Armbrust & Meyer, 2010).  As of December 31, 2012, Proven and Probable Mineral Reserves were estimated at 3.3 Mt averaging 190 g/t Ag and 1.58 g/t Au at a 96 g/t Ag Eq cut-off and Inferred Mineral Resources were estimated at 4.3 Mt averaging 185 g/t Ag and 1.58 g/t Au at a 70 g/t Ag Eq cut-off (Chapman and Kelly, 2013a).

August 20, 2016	Page 55 of 189

Subsequent to the cut-off date for the 2013 Technical Report (Chapman and Kelly, 2013b), Fortuna acquired the Taviche Oeste concession from Plata Pan American S.A. de C.V. The 6,254 hectare Taviche Oeste concession surrounds the original Fortuna concessions hosting the resources and reserves at the San Jose Mine as of Dec. 31, 2012 and its acquisition allowed for the continued Brownfields exploration of the northern extension of the Trinidad Deposit and the discovery of the Trinidad North zone. As of the effective date of this report, Brownfields exploration continues to explore the northern projections of the Trinidad mineralized system.

August 20, 2016	Page 56 of 189

Drilling

10.1

Introduction

As of June 30, 2015, a total of 510 drill holes totaling 182,294.75 meters have been completed in the San Jose mine area (Table 10.1, Figure 10.1) with the drilling being concentrated in the Trinidad deposit area and extensions to the south of the mineralized structural system. Wide-spaced exploration drilling has also been completed in the San Ignacio area along the southern extension of the structurally controlled mineralized corridor and the Trinidad North discovery located north of 1847200N. All of the drilling was conducted by diamond core drilling methods with the exception of 1,476 meters of reverse circulation pre-collars in six of the 510 diamond drill holes.

Table 10.1 Drilling by company and period of the Trinidad Deposit

Company	Period	Trinidad Area		San Ignacio Area
		Drill Holes	Meters	Drill Holes	Meters
Pan American	2001	3	851.50	2	242.00
Continuum	2004/05	13	4,370.00	2	506.85
Fortuna	2006	25	8,392.10	13	3,790.30
Cuzcatlan	2007	44	17,694.35	23	8,910.20
Cuzcatlan	2008/09	113	32,925.50	0	0.00
Cuzcatlan	2011	0	0.00	17	8,307.25
Cuzcatlan	2012	15	8,574.30	9	3,970.60
Cuzcatlan	2013	69	27,552.65	0	0.00
Cuzcatlan	2014	96	36,650.65	0	0.00
Cuzcatlan	2015*	66	19,556.50	0	0.00
Totals	2001-2015*	444	156,567.55	66	25,727.20
*as of June 30, 2015

A total of 444 diamond core holes totaling 156,567.55 meters have been drilled in the Trinidad deposit area (Figure 10.2) with the majority of the holes being drilled from the east to the west to cross-cut the steeply east-dipping mineralized zone at high angles. Of the 444 holes, 250 have been drilled from the surface while 194 drill holes were drilled from underground.

The diamond drilling typically commences with HQ-diameter core and continues to the maximum depth allowable based on the mechanical capabilities of the drill equipment. Once this point is reached or poor ground conditions are encountered the hole is cased and further drilling undertaken with smaller diameter drilling tools with the core diameter being reduced to NQ2 or NQ-size to completion of the hole (Table 10.2). In five of the drill holes, a further reduction to BQ-size drill core was required in order to complete the drill holes to the target depths. All of the drilling completed in the project area has been carried out by contract drilling service companies.

Table 10.2 Drilling by core size, Trinidad Deposit

Core Size (Diameter)	Meters
HQ (63.5 mm)	114,204.60
NQ2 (50.6 mm)	6,046.45
NQ (47.6 mm)	59,940.85
BQ (36.4 mm)	627.30
RCD (Pre-collars)	1,475.60

August 20, 2016	Page 57 of 189

Figure 10.1 Drill hole location map for the San Jose Mine area

744500
745000
745500
746000
1847500
1847000
1846500
1846000
N
W
E
S
Trinidad North Extension
Trinidad North Area
Trinidad Deposit
Highway 175
EL HIGO
Road to San Jose del Progreso
San Ignacio Area
SAN IGNACIO
EL TORO
Legend
Shaft
DH Collar
DH Trace
DH Bottom
Vein
0
250
500 m
Cia. Minera Cuzcatlán S.A. de C.V.
Drill Hole Location Map
Trinidad-San Ignacio Zones
Showing Vein Projected to Surface
San Jose Mine, Oaxaca, Mx
Datum: NAD27. UTM Zone 14N
June 30, 2015

August 20, 2016	Page 58 of 189

Figure 10.2 Drill hole location map for the Trinidad deposit area

745000
745000
1847400
1847200
1847200
1847000
1847000
1846800
N
S
W
E
Trinidad North Area
Trinidad Area
TRINIDAD SUR
EL HIGO
Mineralized Structures
Bhws
Bv
Swk
Thws4
Tv
Legend
Shaft
DH Collar
DH Trace
DH Bottom
0
100
200 m
Cia. Minera Cuzcatlán S.A. de C.V.
Drill Hole Location Map
Trinidad-San Ignacio Zones
1200 Level
San Jose Mine, Oaxaca, Mx
Datum: NAD27. UTM Zone 14N June 30, 2015

The relationship between the sample intercept lengths and the true width of the mineralization varies in relation to the intersect angle between the steeply east-dipping

August 20, 2016	Page 59 of 189

zone of mineralized veins and the westerly inclined diamond core holes. However, no exaggeration of the true width of the mineralization occurred during modeling as the actual vein contacts were modeled in 3-dimensional space to create vein solids that were subsequently used to constrain estimation of mineral resource tonnes and grade.

10.2

Drilling conducted by Pan American Silver

Of the five drill holes drilled by Pan American in 2001, three of the drill holes were located in the Trinidad deposit area and two were located along the southern extension of the vein system in the San Ignacio area. Two of the three drill holes located in the vicinity of the Trinidad shaft intercepted strong silver and gold mineralization over drill hole intervals ranging from 2.7 to 25.6 meters. The two drill holes located in the San Ignacio area intercepted weak to moderate grade silver-gold mineralization over narrow to moderate vein widths.

10.3

Drilling conducted by Continuum Resources Ltd

Between 2004 and 2005 Continuum Resources drilled a total of 15 surface diamond drill holes. Thirteen of the drill holes were located in the Trinidad area and two were located in the San Ignacio area. Nine of the thirteen drill holes completed in the Trinidad area intersected moderate to strong silver-gold mineralization over significant widths. The two drill holes in the San Ignacio area intercepted low grade silver-gold mineralization over narrow widths.

10.4

Drilling conducted by Fortuna Silver/Minera Cuzcatlan

10.4.1   Drilling conducted in 2006

During 2006, Fortuna completed the drilling of 38 diamond drill holes totaling 11,874.40 meters in the San Jose project area with 25 of the drill holes being located in the Trinidad area and 13 of the drill holes being located in the San Ignacio area. The drilling in the Trinidad area confirmed the results of the prior drilling and expanded the mineralization along strike and to depth. Drilling in the San Ignacio area by Fortuna identified significant zones of silver-gold mineralization over generally narrow vein widths.

10.4.2   Drilling conducted in 2007

During 2007, Minera Cuzcatlan completed 67 diamond drill holes totaling 26,604.55 meters in the San Jose project area. Forty-four of the drill holes totaling 17,694.35 meters were located in the Trinidad deposit area and twenty-three drill holes totaling 8,910.20 meters were located in the San Ignacio area. Drilling in the Trinidad area continued to confirm the potential of the deposit and further expanded the mineralization along strike to the south and to depth. Three-dimensional modeling and preliminary resource classification studies of the drilling results in the Trinidad deposit area indicated that additional infill drilling would be required in order to permit conversion of the Inferred Resources to the Indicated Resource classification.

10.4.3   Drilling conducted in 2008-2009

Based on the combined results of the drilling completed in the Trinidad deposit area through 2007 and on the results of preliminary resource classification studies, an infill drill program was designed and carried out to permit conversion of a majority of the Inferred Resources above the 1,300 meter elevation to Indicated Resources. During

August 20, 2016	Page 60 of 189

2008 and early 2009, Cuzcatlan completed a total of 113 drill holes totaling 32,925.50 meters with the majority of the drilling being directed towards the upper portions of the Trinidad deposit. The results of the infill drilling confirmed the presence of high-grade silver-gold mineralization in the Trinidad deposit area and led to the development of a detailed geologic and mineralization model of the deposit. All work was supervised directly by Cuzcatlan and Fortuna. Drilling activities were carried out by Construccion, Arrendamiento de Maquinaria y Minera, S.A. de C.V. and by Rodio Swissboring Mexico, S.A. de C.V.  ALS Chemex served as the primary laboratory for preparation and analysis of the samples. Inspectorate Labs served as the secondary laboratory for check assay purposes.

10.4.4   Drilling conducted in 2011

During 2011, Cuzcatlan completed 17 diamond drill holes totaling 8307.25 meters in the San Jose Mine area. All seventeen drill holes were located to the south of the Trinidad deposit area in the San Ignacio area. While some of the drill holes encountered significant mineralized intervals, additional drilling is required in this area in order to demonstrate the continuity of mineralization.  The resource model reported in this technical report is not impacted by the 2011 drilling results.

10.4.5   Drilling conducted in 2012

During 2012, Cuzcatlan completed 15 drill holes totaling 8,574.30 meters in the Trinidad North discovery area and 9 drill holes totaling 3,970.60 meters in the San Ignacio area. Drilling completed in the Trinidad North discovery area was successful in demonstrating the extension of significant silver and gold mineralization to the north and to depth and resulted in the continuation of the drill program into 2013. Underground drilling commenced at the end of 2012 with the completion of a single drill hole intersecting the Stockwork Zone.

10.4.6   Drilling conducted in 2013 to June 2015 – prior to data cut-off date

From January 1, 2013 to the data cut-off date of June 30, 2015, Cuzcatlan completed 231 drill holes totaling 83,759.80 m in the Trinidad deposit area. Surface and underground exploration drilling focused on expanding the Trinidad North discovery comprised 117 drill holes totaling 54,310.55 meters. Underground infill drilling focused on upgrading Inferred Resources and refining geologic interpretations in the Central Stockwork Zone and in the Trinidad North area comprised 114 drill holes totaling 29,449.25 meters.

10.4.7   Drilling conducted post data cut-off date

As of the effective date of this report an additional 22 exploration drill holes totaling 14,411.25 meters have been completed after the June 30, 2015 cut-off date with two additional drill holes being in-progress. All drilling was carried out from underground drill stations. Assay results for significantly mineralized intervals are summarized in Table 10.3. Twelve of the exploration drill holes are located in the Trinidad North Extension area and ten are located in the Trinidad Central Deep area. All twenty-two of the drill holes are located beyond the influence of the resource and reserve estimates presented in this technical report. Of particular significance from an exploration perspective are the mineralized intervals in SJOM-548 from 586 to 637 meters where the drill hole intersected the Ocotlan vein, a newly discovered vein with significant exploration potential in the northern extension of the Trinidad vein system.

August 20, 2016	Page 61 of 189

Table 10.3 Significant exploration drill results post the data cut-off date of June 30, 2015

Hole ID	From (m)	To (m)	Int. (m)	ETW (m)	Ag (g/t)	Au (g/t)	Pb (ppm)	Zn (ppm)	Cu (ppm)	Ag Eq* (g/t)	Area
SJOM-487A	557.70	558.65	0.95	0.5	91	0.17	94	64	4	101	TNE
SJOM-488	189.30	189.75	0.45	0.3	72	0.41	131	243	7	96	TNE
SJOM-489	482.00	484.00	2.00	1.8	57	0.36	448	1,159	1,671	78	TNE
SJOM-491	No significant mineralized intervals										TNE
SJOM-492	481.00	482.00	1.00	0.6	168	0.78	268	337	34	215	TNE
	483.35	484.20	0.85	0.5	202	1.22	239	667	41	275
	488.50	489.60	1.10	0.6	165	0.68	536	1,359	23	206
SJOM-493	513.95	514.60	0.65	0.3	223	1.85	1,240	1,870	65	334	TNE
	571.00	573.00	2.00	0.9	189	1.21	326	663	171	262
SJOM-494	451.50	464.00	12.50	8.7	76	0.58	67	163	13	110	TNE
SJOM-495	382.10	383.10	1.00	0.6	79	0.62	72	119	14	116	TNE
SJOM-497	588.70	590.35	1.65	0.7	56	0.33	187	331	7	75	TNE
SJOM-498	451.00	452.00	1.00	0.4	52	0.46	146	183	21	79	TNE
SJOM-502	366.10	367.80	1.70	1.6	75	0.23	10,152	19,929	2,203	88	TCD
SJOM-507	227.50	227.80	0.30	0.2	449	2.44	696	1,015	111	595	TCD
	447.60	448.10	0.50	0.4	183	1.7	595	1,500	275	285
SJOM-513	304.85	305.50	0.65	0.5	462	1.95	5,776	10,160	187	580	TCD
	307.85	308.15	0.30	0.2	188	1.02	174	353	158	249
SJOM-516	325.50	327.50	2.00	1.5	60	0.24	260	609	55	75	TCD
SJOM-524	308.20	308.65	0.45	0.4	76	0.96	308	2,300	117	133	TCD
SJOM-532A	516.85	517.50	0.65	0.5	111	0.43	12,210	24,885	7,542	137	TCD
SJOM-543	192.25	192.55	0.30	0.3	1,510	7.9	10,900	11,850	1,920	1,984	TCD
	303.30	306.50	3.20	3.0	219	0.61	2,708	5,725	494	255
	310.15	310.45	0.30	0.3	330	0.88	4,880	6,570	1,110	383
SJOM-548	127.80	128.85	1.05	1.0	194	0.84	415	836	13	244	TNE
	132.10	133.00	0.90	0.8	265	1.31	418	1,125	21	344
	136.80	142.40	5.60	5.1	163	0.74	267	544	16	208
	150.00	154.00	4.00	3.6	162	0.97	199	345	15	220
	165.75	166.05	0.30	0.3	442	2.17	867	2,260	101	572
	586.35	592.25	5.90	5.2	101	0.99	44	115	58	160
	614.90	616.90	2.00	1.8	96	0.85	81	306	14	147
	621.15	622.50	1.35	1.2	98	0.9	143	151	14	152
	635.70	637.25	1.55	1.4	121	0.59	86	275	13	157
SJOM-554	267.60	270.60	3.00	2.5	292	3	1,509	2,641	210	472	TCD
SJOM-565	159.00	159.65	0.65	0.6	192	0.79	1,320	2,360	188	239	TNE
	161.10	164.00	2.90	2.7	160	0.82	1,012	2,327	36	209
	166.05	166.35	0.30	0.3	475	1.43	891	2,760	137	561
SJOM-566	441.75	442.40	0.65	0.5	85	0.14	28,938	63,062	3,060	93	TCD
SJOM-575	Assays pending										TCD

ETW = Estimated true width; *Ag Eq calculated at Au:Ag ratio of 60 based on metal prices of US$1,140/oz Au and US$19.00/oz Ag and metallurgical recoveries of 89% for both Au & Ag; TNE = Trinidad North Extension; TCD = Trinidad Central Deep

In addition to the exploration drilling detailed above, 70 infill drill holes totaling 13,431.05 meters have been completed from underground drilling stations after the June 30, 2015 cut-off date. The infill drilling was focused primarily on defining the stockwork mineralization in the Trinidad Central and Trinidad North areas. In general, the infill drill holes were drilled sub-perpendicular to the trend of the mineralization.

August 20, 2016	Page 62 of 189

Table 10.4 Significant infill drill results post the data cut-off date of June 30, 2015

Hole ID	From (m)	To (m)	Int. (m)	Ag (g/t)	Au (g/t)	Pb (ppm)	Zn (ppm)	Cu (ppm)	Ag Eq* (g/t)
SJOM-479	122.95	124	1.05	137	1.49	101	246	21	226
	179.06	182.6	3.54	378	2.45	1,676	2,803	626	525
	319.45	320.76	1.31	800	1.89	1,617	3,876	257	913
SJOM-482A	58.74	60.36	1.62	145	1.35	74	203	128	226
SJOM-484	64.48	67.19	2.71	638	4.6	645	1,090	124	914
SJOM-485	81	81.5	0.5	763	3.48	601	1,460	109	972
SJOM-490	62.18	78.15	15.97	369	2.18	542	1,034	88	500
SJOM-496A	114.45	123.6	9.15	265	1.64	1,704	5,590	272	363
	127.45	127.95	0.5	915	5.7	1,470	1,930	110	1,257
	132.9	136	3.1	258	1.76	819	1,505	151	364
	155.65	157	1.35	143	1.09	580	895	74	208
SJOM-499	125.6	134.68	9.08	363	2.89	1,005	1,379	69	536
SJOM-500	100.85	102.05	1.2	203	1.09	961	2,130	68	268
SJOM-501	112.1	116.7	4.6	1,880	7.76	1,986	3,661	329	2,346
	120.95	121.47	0.52	589	4.11	359	851	37	836
SJOM-503	42.2	43	0.8	211	1.55	1,660	3,180	268	304
	52.7	53.95	1.25	190	0.98	733	3,054	28	249
	67.45	73.25	5.8	2,141	10.8	2,775	6,789	677	2,789
SJOM-504	44.77	45.1	0.33	1,010	4.44	3,460	6,240	143	1,276
	47.6	48.7	1.1	171	0.77	742	1,390	69	217
	87.58	105.92	18.34	455	3.03	882	1,789	193	637
	133.2	137.12	3.92	2,509	16.67	5,743	12,413	671	3,509
SJOM-505	124	137.4	13.4	313	3.42	1,557	3,042	224	518
	160.98	184.3	23.32	597	4.05	1,670	2,838	52	841
SJOM-506	34.88	35.8	0.92	432	1.71	3,096	8,249	375	534
	37.1	38.05	0.95	473	2.26	2,200	4,600	350	609
	60.95	83	22.05	1,335	7.61	1,335	2,658	189	1,792
SJOM-508	76.45	94.95	18.5	287	1.61	995	1,781	157	383
	129.8	132.1	2.3	216	1.13	108	179	15	284
SJOM-509	80.35	96.6	16.25	810	4.66	1,458	2,572	122	1,090
	100.6	114.3	13.7	412	2.37	1,191	2,194	191	554
	121.05	122.6	1.55	210	0.99	334	798	39	270
	127.15	129.95	2.8	686	5.32	1,033	1,765	73	1,005
	131.55	136	4.45	307	1.33	2,957	4,751	218	387
	136	137.55	1.55	2,180	8	5,570	10,300	975	2,660
SJOM-510	39.7	41.5	1.8	984	3.15	3,940	7,700	215	1,173
	72.6	97	24.4	686	3.79	855	1,689	100	914
	103.45	118.35	14.9	414	2.27	463	841	30	550
SJOM-511	113.5	117.9	4.4	121	0.5	367	761	17	151
	161.9	170.65	8.75	76	0.41	16	55	13	100
SJOM-512	90.65	118.4	27.75	694	4.5	2,179	3,839	189	964
	141.9	143.2	1.3	314	1.51	909	1,410	31	405
	148	162.2	14.2	281	1.63	1,154	2,099	100	379
SJOM-514	70.79	77	6.21	300	1.38	717	1,600	44	382
SJOM-515	49.65	57.45	7.8	309	1	1,142	2,309	80	368
	65.5	88.5	23	477	2.63	1,150	2,380	130	635
SJOM-517	118.05	119.9	1.85	389	1.85	624	1,107	43	500
	142.05	142.7	0.65	255	1.47	343	357	18	343

August 20, 2016	Page 63 of 189

Hole ID	From (m)	To (m)	Int. (m)	Ag (g/t)	Au (g/t)	Pb (ppm)	Zn (ppm)	Cu (ppm)	Ag Eq* (g/t)
SJOM-518	69.8	74.35	4.55	580	2.39	1,755	5,505	85	724
	80.7	110.67	29.97	361	2.37	756	1,437	101	504
	119	120.14	1.14	152	0.64	243	450	120	190
	121	121.55	0.55	1,385	5.98	2,660	14,350	158	1,744
	126.5	142.5	16	414	1.88	1,368	2,842	244	527
SJOM-519	62.8	92	29.2	291	1.89	2,766	5,846	474	405
SJOM-520	115.2	122.7	7.5	154	0.7	410	838	19	196
SJOM-521	133.6	165.35	31.75	167	0.93	643	1,179	78	223
SJOM-522	65	66.4	1.4	69	0.38	75	197	13	91
SJOM-523A	156.3	163	6.7	399	1.93	1,244	2,543	179	515
SJOM-525	43.45	49.8	6.35	151	0.62	663	1,414	62	188
	90.9	98.75	7.85	111	0.95	33	71	14	168
SJOM-526	112.7	116.7	4	143	0.67	193	371	33	183
	147.3	156.6	9.3	188	0.74	1,594	2,369	136	232
SJOM-527	108.45	129.55	21.1	292	1.41	315	652	22	376
	202.1	202.45	0.35	2,270	9.64	1,525	5,460	755	2,848
SJOM-528	87.33	97.05	9.72	482	3.41	165	345	27	686
	118.38	120.18	1.8	495	2.18	465	646	37	626
	127.7	140	12.3	167	0.88	138	200	17	220
SJOM-529	175.1	177.1	2	210	1.16	7	63	33	280
SJOM-530	147.3	151.15	3.85	363	1.87	956	1,983	57	476
	155.3	156.35	1.05	334	0.9	504	898	34	388
	195.4	201.7	6.3	709	3.82	1,665	3,066	230	938
	228.8	229.6	0.8	1,075	4.57	354	555	239	1,349
	249	249.85	0.85	3,020	10.8	2,800	5,060	459	3,668
SJOM-531	115.35	119.3	3.95	110	0.61	244	452	41	146
SJOM-533	59.8	65.26	5.46	251	0.74	1,130	2,594	49	295
	93.25	102.1	8.85	94	0.52	81	120	10	125
SJOM-534	106.5	107.4	0.9	655	2.15	429	875	101	784
	128.85	133.95	5.1	189	0.91	295	588	24	243
	147.3	148.35	1.05	3,060	8.98	2,270	4,070	297	3,599
SJOM-535	82.85	87.3	4.45	176	1.41	192	386	29	261
	136.9	137.75	0.85	326	2.97	22	84	37	504
SJOM-536A	65.15	68.2	3.05	170	0.67	567	1,004	34	210
	94.95	104.95	10	432	2.16	428	906	29	561
SJOM-537	108.35	112.4	4.05	58	0.37	158	360	28	80
SJOM-538	123.85	124.91	1.06	604	2.33	21	63	27	744
SJOM-539	131.7	133.83	2.13	297	2.4	78	150	33	440
	153.7	163.9	10.2	287	1.97	635	1,118	29	405
SJOM-540	108.8	113.9	5.1	153	1.15	162	330	14	222
SJOM-541	99.2	105	5.8	647	6.88	5,938	8,476	279	1,059
	109.5	118.75	9.25	243	1.79	717	1,196	81	351
	131.65	139.9	8.25	221	1.43	441	906	46	306
SJOM-542	140.75	142	1.25	188	0.92	104	245	40	243
SJOM-544	189.45	190.8	1.35	305	2.77	25	46	25	471
SJOM-545	83.05	94.4	11.35	2,158	15.03	2,502	4,485	588	3,060
SJOM-546	157	162.95	5.95	178	1.01	508	1,047	89	239
	184.4	205.38	20.98	150	0.96	1,355	2,457	304	208
SJOM-547	93	111.25	18.25	343	2.26	1,287	2,434	127	479
	134.3	137.3	3	334	1.68	27	63	19	435

August 20, 2016	Page 64 of 189

Hole ID	From (m)	To (m)	Int. (m)	Ag (g/t)	Au (g/t)	Pb (ppm)	Zn (ppm)	Cu (ppm)	Ag Eq* (g/t)
SJOM-549	142.93	150.55	7.62	373	1.92	1,702	3,660	151	489
	150.55	165.17	14.62	329	1.89	971	1,570	328	442
SJOM-550	77.9	84.15	6.25	213	0.96	1,102	1,523	39	271
	108.6	110.2	1.6	588	3.12	388	1,216	51	775
SJOM-551	183.4	183.9	0.5	62	0.32	186	748	8	81
SJOM-552	119.5	121.96	2.46	118	0.78	286	658	30	165
SJOM-553	36.3	37.9	1.6	447	1.66	571	1,090	73	546
	75.4	84.5	9.1	1,401	7.99	3,108	4,794	529	1,880
	98.25	99.25	1	166	2.49	218	139	32	315
	105.8	106.15	0.35	1,315	6.32	1,190	1,930	62	1,694
	116	120	4	172	0.75	2,548	7,438	130	217
SJOM-555	39.95	42.65	2.7	364	1.59	322	489	50	459
	73	74.1	1.1	465	2.75	2,270	4,710	27	630
	85.7	106.25	20.55	1,663	11.23	3,324	4,106	440	2,337
	123.1	124.45	1.35	882	4.72	2,540	5,770	452	1,165
SJOM-556	161.53	164.02	2.49	1,033	6.47	1,311	1,678	76	1,421
	180.77	182.45	1.68	754	9.31	4,024	7,049	350	1,313
	185.3	189.27	3.97	233	1.27	669	1,241	172	309
	194.08	196.5	2.42	146	0.87	400	852	49	199
SJOM-557	43.85	45.6	1.75	162	0.79	1,945	4,130	107	209
	48.4	50.15	1.75	410	1.03	928	1,675	75	472
	60.5	66.2	5.7	388	1.73	699	1,982	74	492
	98.1	106.4	8.3	1,547	11.83	4,223	7,182	779	2,257
	122.5	123.6	1.1	814	4.19	1,815	4,040	148	1,065
SJOM-558	156.4	159.45	3.05	96	0.48	247	508	33	125
SJOM-559	133.43	143.05	9.62	171	0.85	223	487	29	222
SJOM-560	50.3	54.15	3.85	201	1.01	2,676	6,590	132	261
	93.15	96.05	2.9	794	4.06	1,557	1,790	51	1,038
	99.7	101.65	1.95	240	1.63	184	309	18	338
SJOM-561	102.7	111.45	8.75	294	1.75	604	1,327	96	398
SJOM-562	99.5	99.78	0.28	1,660	4.03	4,320	18,050	690	1,902
	117.97	122.65	4.68	114	0.69	264	588	35	156
SJOM-563	74.5	82.45	7.95	225	1.22	294	626	30	298
	118.85	141.05	22.2	311	2.27	2,182	4,046	234	447
SJOM-564	200.46	206.47	6.01	469	2.84	4,682	9,632	467	639
SJOM-567	99.35	106.37	7.02	224	1.76	419	812	55	330
SJOM-568	150.4	173.4	23	1,411	9.1	2,293	4,074	337	1,957
SJOM-569	155.65	159.1	3.45	492	2.95	1,169	2,112	188	669
	165.35	166.1	0.75	143	0.85	2,140	4,580	61	194
	170.15	175.55	5.4	153	0.79	813	1,709	44	201
SJOM-570	128.21	137.15	8.94	167	0.83	290	657	60	216
SJOM-571	118.1	119.8	1.7	226	1.45	424	1,081	93	313
	149.05	150.6	1.55	318	1.55	449	891	52	411
	158.6	159.9	1.3	393	2.07	365	1,165	52	517
SJOM-572	100.95	107.9	6.95	82	0.51	448	981	32	112
SJOM-573	145.86	152.4	6.54	224	1.38	376	902	44	306
	178	188.35	10.35	202	1.27	1,004	1,628	129	278
SJOM-574	129.4	131	1.6	55	0.29	65	114	6	72
*Ag Eq calculated at Au:Ag ratio of 60 based on metal prices of US$1,140/oz Au and US$19.00/oz Ag and metallurgical recoveries of 89% for both Au & Ag

August 20, 2016	Page 65 of 189

An updated resource and reserve evaluation process was in-progress as of the effective date of this report that will incorporate the new drilling results into the block model and provide an update on the mineral resources and reserves as of year-end 2016.

10.5

Drill core recovery

Core recovery for the drilling completed to-date in the San Jose project area averages over 98 percent, independent of core size (Table 10.5). Core recovery within the mineralized zones is generally high due to the association of silicification and carbonatization with the mineralizing processes.

Table 10.5 Average core recovery by drill core size

Drill core size (diameter)	Recovery (%)
HQ (63.5mm)	98
NQ2 (50.6mm)	98
NQ (47.6mm)	99
BQ (36.4mm)	99

10.6

Extent of drilling

To-date, drilling has defined the Trinidad and Bonanza vein systems and associated Stockwork Zone over a strike length of approximately 1,300 meters and to depths exceeding 600 meters from the surface.

10.7

Drill hole collar surveys

Surface drill hole collars were surveyed using differential GPS and total station survey methods. Concrete monuments are constructed at each collar location recording the drill hole name, azimuth, inclination and total depth. At locations where the drill hole collar is located in a cultivated field, the collar monument is constructed approximately 50 cm below the actual surface.

Underground drill hole collars were surveyed using total station survey methods. Concrete monuments similar to those used for surface collars are constructed to mark the location with the drill hole name, azimuth, inclination and total depth recorded.

10.8

Downhole surveys

Down-hole surveys have been completed for 505 of the 510 drill holes completed by Pan American, Continuum, Fortuna and Cuzcatlan in the Trinidad and San Ignacio areas. Typically, the downhole surveys are completed at 50 meter intervals although commonly recent drill holes include downhole surveys at 10 m, 20 m, 30 m, 40 m and 50 m depths and then at 50 m intervals thereafter. All downhole surveys have been carried out by drilling contractor personnel using Reflex electronic downhole survey tools.

10.9

Drill sections

Representative drill sections displaying the mineralized interpretation of the Trinidad Deposit are displayed in Figures 10.3 to 10.5. A plan view showing the location of the sections is provided in Figure 7.6.

August 20, 2016	Page 66 of 189

Figure 10.3 Section displaying mineralization along 1846925N

745000
745200
745400
1600
1400
1200
1000
13.80 m @ 1,300 g/t Ag Eq
11.90 m @ 189 g/t Ag Eq
19.28 m @ 110 g/t Ag Eq
7.63 m @ 614 g/t Ag Eq
20.00 m @ 231 g/t Ag Eq
19.10 m @ 953 g/t Ag Eq
9.00 m @ 1,347 g/t Ag Eq
17.04 m @ 2,057 g/t Ag Eq
7.00 m @ 690 g/t Ag Eq
7.70 m @ 112 g/t Ag Eq
9.40 m @ 1,870 g/t Ag Eq
7.15 m @ 1,030 g/t Ag Eq
6.30 m @ 930 g/t Ag Eq
15.40 m @ 176 g/t Ag Eq
31.35 m @ 220 g/t Ag Eq
27.40 m@ 411 g/t Ag Eq
11.90 m@ 831 g/t Ag Eq
12.25 m @ 871 g/t Ag Eq
7.95 m @ 1,049 g/t Ag Eq
17.05 m @ 1,319 g/t Ag Eq
5.70 m @ 475 g/t Ag Eq
SJO-137
SJO-184
SJO-053
SJO-084
SJOM-281
SJOM-302
SJOM-307
SJOM-362
SJOM-367
SJOM-344
SJOM-350
SJOM-371
SJOM-287
SJO-051
SJOM-305
SJO-054
DDH Collar
DDH Trace
Trace outside section
DDH Bottom
Mineralized Structures
Bhws
Bv
Fv
Pv
Swk
Thws
Tv
Ag Eq g/t
70 - 93
93 - 500
> 500
Access ramp & mine workings
0
50
100
Meters
Cia. Minera Cuzcatlán S.A. de C.V.
Trinidad Deposit
S1846925N
(Looking North)
San Jose Mine
Oaxaca, Mexico
Datum: NAD27, UTM zone14N
July 2015

August 20, 2016	Page 67 of 189

Figure 10.4 Section displaying mineralization along 1846975N

745000
745200
745400
1600
1400
1200
1000
SJO-146
SJO-144
SJO-163
SJO-189
OCW-002
SJO-075
1.70 m @ 616 g/t Ag Eq
32.20 m @ 506 g/t Ag Eq
11.40 m @ 302 g/t Ag Eq
21.25 m @ 491 g/t Ag Eq
20.30 m @ 145 g/t Ag Eq
11.30 m @ 433 g/t Ag Eq
11.05 m @ 328 g/t Ag Eq
15.80 m @ 322 g/t Ag Eq
12.85 m @ 317 g/t Ag Eq
13.15 m @ 187 g/t Ag Eq
12.14 m @ 425 g/t Ag Eq
6.68 m @ 218 g/t Ag Eq
11.28 m @ 201 g/t Ag Eq
19.90 m @ 349 g/t Ag Eq
7.30 m @ 326 g/t Ag Eq
11.85 m @ 397 g/t Ag Eq
6.57 m @ 190 g/t Ag Eq
15.00 m @ 323 g/t Ag Eq
OCW-001
SJOM-317
SJOM-323
SJOM-298
SJOM-294
SJOM-306
SJOM-327
SJOM-376
SJO-163
SJOM-298
SJOM-376
SJOM-327
DDH Collar
DDH Trace
Trace outside section
DDH Bottom
Mineralized Structures
Bv
Fv
Pv
Swk
Thws
Tv
Ag Eq g/t
70 - 93
93 - 500
> 500
Access ramp & mine workings
0
50
100
Meters
Cia. Minera Cuzcatlán S.A. de C.V.
Trinidad Deposit
S1846975N
(Looking North)
San Jose Mine
Oaxaca, Mexico
Datum: NAD27, UTM zone14N
July 2015

August 20, 2016	Page 68 of 189

Figure 10.5 Section displaying mineralization along 1847500N

745000
745200
745400
1600
1400
1200
1000
800
Access ramp & mine workings
DDH Collar
DDH Trace
Trace outside section
DDH Bottom
0
50
100
Meters
6.15 m @ 126 g/t Ag Eq
13.15 m @ 203 g/t Ag Eq
5.85 m @ 476 g/t Ag Eq
12.85 m @ 820 g/t Ag Eq
3.50 m @ 978 g/t Ag Eq
5.20 m @ 374 g/t Ag Eq
14.95 m @ 1,697 g/t Ag Eq
9.00 m @ 1,420 g/t Ag Eq
12.95 m @ 607 g/t Ag Eq
10.20 m @ 1,221 g/t Ag Eq
8.50 m @ 2,601 g/t Ag Eq
9.50 m @ 104 g/t Ag Eq
14.05 m @ 304 g/t Ag Eq
2.25 m @ 282 g/t Ag Eq
Ag Eq g/t
70 - 93
93 - 500
> 500
Mineralized Structures
Bv
Swk2
Swk3
Tfw2
Tv
Cia. Minera Cuzcatlán S.A. de C.V.
Trinidad Deposit
S1847500N
(Looking North)
San Jose Mine
Oaxaca, Mexico
Datum: NAD27, UTM zone14N
July 2015

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Sample Preparation, Analyses, and Security

The sampling methodology, preparation, and analyses differ depending on whether it is drill core or a channel sample. All samples are collected by geological staff of Minera Cuzcatlan with sample preparation and analysis being conducted either at the onsite Cuzcatlan laboratory (channel samples taken subsequent to February 2012) or transported to the ALS Chemex preparation facility in Guadalajara prior to being sent on for analysis at their laboratory in Vancouver (all exploration drill core and channel samples taken prior to February 2012). The Cuzcatlan on-site laboratory is in the process of becoming certified but was not as of the data cut-off date. Pulp splits and preparation duplicates, along with reference standards and blanks are routinely sent to the ISO certified ALS Chemex preparation and analytical facilities in Guadalajara and Vancouver respectively, in order to monitor the performance of the Cuzcatlan laboratory.

11.1

Sample preparation prior to dispatch of samples

11.1.1   Channel chip sampling

Channel chip samples are generally collected from the face of newly exposed underground workings. The entire process is carried out under the mine geology department’s supervision.

The location of each channel sample is determined using a compass and tape measure relative to a survey reference point determined at approximately nine meter intervals using Total Station equipment. Samplers measure the azimuth and distance from the underground survey reference point to the location of the channel. The channel distance information is recorded and used in conjunction with underground surveys so as to determine the starting coordinates of the channel. Each channel is not individually surveyed and the present methodology means the further the channel is from the survey reference point the greater the potential for spatial error.

Sampling is carried out at 3 m intervals within the drifts and stopes of all veins. The channel’s length and orientation are identified using paint in the underground working and by painting the channel number on the footwall. The channel is approximately 20 cm wide and approximately 1 to 2 cm deep, with each individual sample preferably being no smaller than 0.4 m and no longer than 1.5 m.

The area to be sampled is washed down to provide a clean view of the vein. The channel is sampled by taking a succession of chips in sequence from the hanging wall to the footwall perpendicular to the vein based on the geology and mineralization.

Samples, comprised of fragments, chips and mineral dust, are extracted using a chisel and hammer, along the channel’s length on a representative basis. For veins with narrow or reduced thickness (<0.20 m), the channel depth is increased thus allowing the minimum sample mass (5 kg) to be collected.

Sample collection is normally performed by two samplers, one using the hammer and chisel, and the other holding the receptacle (cradle), to collect rock and ore fragments. The cradle consists of a sack, with the mouth kept open by a wire ring. Fragments greater than 6 cm in diameter are not accepted.

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The obtained sample is deposited in a plastic sample bag with a sampling card and the assigned sample ID. The sampling equipment is then washed prior to the collection of the next sample. Once all the samples in the channel have been collected the sample bags are transported to the surface and sorted with quality control samples being inserted at industry standard insertion rates prior to delivery to the Cuzcatlan laboratory.

11.1.2   Core sampling

A geologist is responsible for determining and marking the drill core intervals to be sampled, selecting them based on geological and structural logging. The sample length must not exceed 2 m or be less than 20 cm.

Splitting of the core is performed by diamond saw. The geologist carefully determines the line of cutting, in such a way that both halves of the core are representative. The core cutting process is performed in a separate building adjacent to the core logging facilities. Water used to cool the saw is not re-circulated but stored in a tank to allow any fines to settle before final disposal.

Once the core has been split, half the sample is placed in a sample bag. A sampling card with the appropriate information is inserted with the core.

11.1.3   Bulk density determination

Bulk density samples have been primarily sourced from drill core (1,871 as of June 30, 2015) with a limited number being sampled from underground workings.

Density tests are performed at the ALS Chemex laboratory in Vancouver using the OA-GRA08A methodology. This test consists of coating the core sample in paraffin wax, measuring the sample weight in air then suspending the sample in water and measuring the weight again. The specific gravity is calculated using the following equation:

Specific Gravity =                          Δ                      .

                                      B – C – [(B – A) / Dwax]

Where

Δ = weight of sample in air

B = weight of waxed sample in air

C = weight of waxed sample suspended in water

D = density of wax

11.2

Dispatch of samples, sample preparation, assaying and analytical procedures

11.2.1   Sample dispatch

Following the sawing of drill core or the collection of chip fragments underground (described above) samples were placed in polyethylene sample bags with a sample tag detailing a unique sample identifier. The same sample identifier is marked on the outside of the bag and it is sealed with a cable tie. Secured sample bags are then placed in rice sacks. If the samples are from the underground channels they are delivered each day to the Cuzcatlan onsite laboratory for preparation and analyses.

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If the samples are of drill core, the rice sacks are labeled with the company name, number of samples contained in the sack and the sample number sequence. The rice sacks with the samples are then sealed with double cable ties and stored in a secure, dry and clean location. The rice sacks are subsequently transported by authorized company personnel to commercial freight shipment offices in Oaxaca for air transport to the ALS Chemex sample preparation facility in Guadalajara, Jalisco, Mexico.

11.2.2   Sample preparation

Cuzcatlan Laboratory

Upon receipt of a sample batch the laboratory staff immediately verifies that sample bags are sealed and undamaged. Sample numbers and ID’s are checked to ensure they match that as detailed in the submittal form provided by the geology department. If any damaged, missing, or extra samples are detected the sample batch is rejected and the geology department is contacted immediately to investigate and resolve the discrepancy. If the sample batch is accepted the samples are sequentially coded and registered as received.

Accepted samples are then transferred to individual stainless steel trays that have a maximum capacity of 7 kg, with their corresponding sample ID’s for drying. If the sample is excessively wet a little water is used to clean out the inside of the sample bag and ensure all fines are collected in the metal trays. The trays are placed on a trolley then placed into an electric furnace oven for 2 to 4 hours at a temperature of 100-118°C until weight is constant.

Once samples have been dried they are transferred to a separate ventilated room for crushing. The operator checks the samples received match those on the submittal form before each sample is fed into a terminator crusher in turn to reduce the original particle size so that 75 percent passes a 10 mesh sieve size (2 mm). The sample may have to be put through the crusher twice if the required particle size is not achieved on the first pass. The crushing equipment is cleaned using compressed air and a barren quartz flush after each sample.

Once the sample has been crushed it is homogenized and reduced in size to approximately 1,000 g using a single tier Jones riffle splitter. The reduced sample is returned to the sampling tray for pulverizing whereas the coarse reject material is returned to a labeled sample bag and temporarily placed in a separate storage room for transferal to the long term storage facilities.

Crushed samples are pulverized using a Rocklab standard LM2 disc mill so that 85 percent of particles pass a 200 mesh sieve size. The pulverized sample is then homogenized by placing it in the center of a 40 cm x 50 cm rubber mat and lifting opposite corners five times each. The pulp sample is carefully placed in an envelope along with the sample ID label. Envelopes are taken to the balance room where they are checked to ensure the samples registered as having being received and processed match those provided in the envelopes.

ALS Chemex Laboratory

All exploration core samples are sent to the ALS Chemex sample preparation facility in Guadalajara, Mexico. Upon arrival a notification of sample reception is transmitted to Minera Cuzcatlan and the samples entered into the laboratory sample management system. Following drying, the samples are weighed and the entire sample crushed to a minimum of 70 percent passing a 10 mesh sieve size. The crushed sample is then

August 20, 2016	Page 72 of 189

reduced in size by passing the entire sample through a riffle splitter until a 250 g split is obtained. The 250 g split is then pulverized to a minimum of 85 percent passing a 200 mesh sieve size. The pulverized samples are subsequently grouped by sample lot and shipped by commercial air freight to ALS Chemex’s analytical facility in Vancouver, British Columbia for analysis.

11.2.3   Sample analysis

Cuzcatlan Laboratory

Upon receipt of samples in the analytical laboratory, all pulps are re-checked to ensure they match the list in the submittal form. Two samples from the pulp envelope are then taken. One sample is analyzed using atomic absorption spectroscopy and the other by fire assay with gravimetric finish. Atomic absorption results are recorded when silver grades are less than 500 g/t or when gold grades are less than 6.5 g/t, otherwise the gravimetric results are recorded.

For the atomic absorption finish, 2 g of the pulp is weighed and added to a beaker, along with 40 ml of hydrochloric acid, 10 ml of nitric acid, and 10 ml of perchloric acid and heated gently at 90-100 °C until all the sample is digested. It is then cooled before the volume is increased with distilled water to approximately 200 ml prior to analysis by atomic absorption. Two machines are used one calibrated for gold and one for silver.

The above process is equivalent to the ALS Chemex OG62, 4 acid digestion with AAS finish.

For the fire assay with gravimetric finish, 30 g of the pulp is weighed and added to a crucible, along with 150 g of flux. The material is then carefully homogenized before being covered by a thin layer of borax.

The mixture is placed in a preheated oven at 1,050°C ± 5°C for 40 to 45 minutes. Once the crucibles have cooled the slag material is separated and discarded with the remaining material being transferred to a ceramic cup and placed in an oven at a temperature of 950 °C ± 2°C before it is reduced to 849 °C ± 2°C for 30 minutes in order to evaporate any lead and leave behind a clean doré (Ag/Au).

The doré is careful weighed on a micro balance before being transferred to a ceramic cup and dilute nitric acid added until 25 to 75 percent of the crucible is filled. The ceramic pots are placed in an oven for approximately 30 minutes at 110 °C ± 10°C.   The pots are removed from the oven and the silver nitrate solution is decanted leaving the gold. The remaining gold is washed with dilute (4 percent) ammonium hydroxide and then rinsed with distilled water. The calcined crucibles containing the gold are placed into an oven for 10 to 15 seconds at a temperature of 800 °C. Finally, the crucibles are removed from the oven, cooled and the gold weighed on a microbalance. The gold and silver contents are calculated using these weights.

The above process is the equivalent of the ALS Chemex Method ME-GRA21 (Fire assay charge with gravimetric finish).

ALS Chemex

Upon arrival at ALS Chemex’s analytical facility in Vancouver, British Columbia, the sample identity data were entered into the company’s Laboratory Information Management System (LIMS). Analysis consists of the following procedures:

•

Homogenization and splitting of the samples;

August 20, 2016	Page 73 of 189

•

Analysis for silver by ALS-Chemex Method ME-ICP41 – Aqua regia digestion and ICP-Atomic Emission Spectroscopy (ICP-AES) finish;

•

For samples where silver ICP analysis exceeded 100 ppm the samples were rerun by ALS Chemex Method Ag-GRA21 – 30 g fire assay charge with gravimetric finish;

•

Fire assay for gold by ALS Chemex Method Au-AA23 – 30 g fire assay charge with Atomic Absorption Spectroscopy (AAS) finish;

•

For samples where gold AAS analysis exceeded 10 ppm the samples were rerun by ALS Chemex Method Au-GRA21 – 30 g fire assay charge with gravimetric finish;

•

Analysis for 34 other elements by ALS-Chemex Method ME-ICP41 – Aqua regia digestion and ICP-Atomic Emission Spectroscopy (ICP-AES) finish;

•

For samples where lead and zinc ICP analysis results exceeded 10,000 ppm (1.0 percent), the samples were re-run by ALS-Chemex Method PB-AA46 and Method ZN-AA46 - Aqua regia digestion and Atomic Absorption Spectroscopy (AAS) finish.

All laboratory internal quality control results are reported on the laboratory assay certificates. Sample pulps and rejects are temporarily stored by ALS Chemex for later shipment back to the San Jose project site.

11.3

Sample security and chain of custody

Sample collection and transportation of drill core and channel samples is the responsibility of Brownfields exploration and the Cuzcatlan mine geology departments.

Exploration core boxes are sealed and carefully transported to the core logging facilities located adjacent to the mine offices where there is sufficient room to layout and examine several holes at a time. Once logging and sampling have been performed, the core is transferred to the permanent storage facility at the mine site. The onsite storage facility is dry and well illuminated, with metal shelving. Core is stored chronologically and location plans of the warehouse provide easy access to all core collected by Minera Cuzcatlan.

The drill core from the infill drilling program is stored in the same warehouse as the exploration core. The storage facility is managed by the Cuzcatlan geology department and any removal of material must receive their approval.

Coarse reject material from exploration and infill drill core is presently being stored securely in a separate warehouse. Pulps from the exploration and infill drill programs are stored in a secure and dry pulp storage facility.

Coarse reject material from channel samples are collected from the Cuzcatlan laboratory every day and stored in a storage facility located in a secure building half a kilometer from the main operation. Pulps of channel samples analyzed by ALS Chemex are also stored in the same storage facility as the coarse reject material. Pulps of channel samples analyzed by the Cuzcatlan laboratory are stored in a secure storage facility at the operation.

Samples are retained in accordance with the Fortuna corporate sample retention policy. All drill core and coarse rejects and pulps from the drill core are stored for the life of

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mine. Disposal of coarse rejects from surface samples is performed after 90 days and is controlled by the exploration department. Disposal of coarse rejects from underground channel samples is performed after 90 days and is the responsibility of the Geology Superintendent.

11.4

Quality control measures

The implementation of a quality assurance/quality control (QAQC) program is current industry best practice and involves establishing appropriate procedures and the routine insertion of certified reference material, blanks, and duplicates to monitor the sampling, sample preparation and analytical process. Analysis of QC data is made to assess the reliability of sample assay data and the confidence in the data used for the estimation.

Pan American and Continuum did not insert QC samples during their drill programs. In order to verify the Continuum results Fortuna submitted 42 samples representing 14 percent of the total assessed samples for re-analysis, consisting of 23 pulp duplicates and 19 field duplicates (quarter core taken of the remaining half). The results were independently reviewed by Resource Modeling Inc. (RMI) who concluded ‘that there was no significant bias between the original Continuum assays and the 42 check assays’ (Lechner & Earnest, 2009). Fortuna agrees with this conclusion. The Pan American and Continuum drilling represents less than 2 percent of the total samples assayed in the Trinidad Deposit, with Minera Cuzcatlan/Fortuna responsible for assaying the other 98 percent.

Minera Cuzcatlan routinely inserts certified standards, blanks, field, preparation (coarse reject) and pulp duplicates to the Cuzcatlan and ALS Chemex laboratories.

The Minera Cuzcatlan laboratory has been the primary laboratory for assaying channel samples since February 2012 with the results of the inserted QC samples detailed below. Prior to this channel samples were sent to ALS Chemex along with appropriate numbers of standards, blanks, and duplicates, which indicated reasonable levels of accuracy, precision, and no contamination or sample switching issues. These results have not been detailed in this Technical Report as they correspond to areas long extracted. Exploration and infill drill core is sent to the ALS Chemex laboratory with accompanying standards, blanks and duplicates with the QC results presented below.

11.4.1   Standard reference material

Standard reference material (SRM) are samples that are used to measure the accuracy of analytical processes and are composed of material that has been thoroughly analyzed to accurately determine its grade within known error limits. SRM is inserted by the geologist into the sample stream, and the expected value is concealed from the laboratory, even though the laboratory will inevitably know that the sample is a SRM of some sort. By comparing the results of a laboratory’s analysis of a SRM to its certified value, the accuracy of the result is monitored.

SRM have been used to assess the accuracy of the assay results from both the Cuzcatlan and ALS Chemex laboratories having been placed into the sample stream by Minera Cuzcatlan geologists to monitor accuracy of the analytical process. SRM results detailed in this Technical Report are presented in a tabular form; results are however assessed at the operation on a monthly basis using time series graphs to identify trends or biases.

Cuzcatlan Laboratory

This analysis focuses on the submission of 2,231 standards with 34,640 channel samples (submission rate of 1 in 16 samples) between February, 2012 and June 30, 2015 to the

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Cuzcatlan laboratory corresponding to the majority of channel samples taken at the operation. As described above the Cuzcatlan laboratory employs a three acid digestion methodology with atomic absorption for assaying silver, unless the grade is greater than 500 g/t Ag, in which case the sample is re-assayed by fire assay with a gravimetric finish. For gold, the sample is assayed using fire assay with atomic absorption finish unless the gold greater is greater than 6.5 g/t Au, in which case the sample is re-assayed with a gravimetric finish.

The grade characteristics of the twelve different SRM’s used since February 2012 at the Cuzcatlan laboratory and the assaying methodology they were used to monitor are detailed in Table 11.1.

Table 11.1 Accepted values for standards inserted at Cuzcatlan laboratory

Method	Standard	Silver (g/t)		Gold (g/t)
		Best value	Std Dev	Best value	Std Dev
Silver – AA-3Ac Gold – FA-AA	CDN-CMC-1	38.3	1.8	0.361	0.018
	CDN-CMC-2	65.4	2.45	0.563	0.027
	CDN-CMC-3	170	3.25	1.50	0.04
	CDN-CMC-4	280	4.7	2.30	0.065
	CDN-CMC-6	44.4	2.15	0.36	0.02
	CDN-CMC-7	107.0	3.3	0.94	0.045
	CDN-CMC-8	168.8	5.6	1.42	0.05
	CDN-CMC-9	398.0	14.0	3.915	0.126
	CDN-FCM-2	73.9	3.65	1.37	0.06
	CDN-GS-5H	50.4	1.35	3.84	0.14
	CDN-ME-4	414	8.5	2.61	0.15
Silver – FA-GRAV Gold – FA-GRAV	CDN-CMC-5	1,312	26.5	10.30	0.25

The majority of standards (9 of the 12) have been generated from in-house coarse reject material and certified by CDN Resource Laboratories Ltd in Vancouver, Canada.

Results for the SRM submitted to the Cuzcatlan laboratory are detailed in Table 11.2. In addition to statistical analysis, graphical analysis of the results was also conducted to assess for trends and bias in the data.

Table 11.2 Results for standards inserted at Cuzcatlan laboratory

Standard	Silver (g/t)			Gold (g/t)
	No. submitted	No. of fails*	Pass (%)	No. submitted	No. of fails*	Pass (%)
CDN-CMC-1	370	1	100	370	7	98
CDN-CMC-2	366	2	99	366	0	100
CDN-CMC-3	397	19	95	397	33	92
CDN-CMC-4	411	12	97	411	39	91
CDN-CMC-6	36	1	97	36	1	97
CDN-CMC-7	37	0	100	37	1	97
CDN-CMC-8	39	0	100	39	0	100
CDN-CMC-9	38	1	97	38	0	100
CDN-FCM-2	1	1	0	1	1	0
CDN-GS-5H	37	20	46	37	9	76
CDN-ME-4	16	1	94	16	3	81
CDN-CMC-5	483	9	98	483	35	93
Total	2,231	67	97	2,231	129	94
*Fail being >± 3 standard deviations from best value

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Pass rates reported for standards submitted with channel samples since mining commenced to the data cut-off date for silver and gold values are 97 percent and 94 percent respectively. Two of the purchased standards (CDN-FCM-2 and CDN-GS-5H) failed to provide representative samples for the assaying process and submission ceased in favor of the in-house standards. The accuracy levels for silver and gold can be regarded as acceptable. The Cuzcatlan laboratory had some initial issues with its protocols and equipment regarding gold assaying in the second half of 2012 and early 2013. The laboratory has been through several external audits and the revisions have resulted in improvements in accuracy of the gold grades.

ALS Chemex Laboratory

Drill core (exploration and infill) is sent to ALS Chemex for assaying. As described above, silver is assayed by inductively coupled plasma atomic emission spectroscopy (ICP-AES), unless the grade is greater than 100 g/t Ag, in which case the sample is re-assayed by fire assay with a gravimetric finish (FA-GRAV).

A total of 2,306 standards to monitor the accuracy of silver assays were submitted with 52,966 drill core samples representing a submission rate of 1 in 23 samples between 2006 and June 30, 2015, of which 1,163 were submitted for assaying by ICP-AES (Table 11.3) and 1,143 by FA-GRAV (Table 11.4).

Table 11.3 Results for SRM inserted with drill core assayed for silver by ICP-AES

Standard	Best value (g/t)	Silver (g/t)
		No. submitted	No. of fails*	Pass (%)
CDN-CMC-1	38.3	93	0	100
CDN-CMC-2	65.4	149	2	99
CDN-CMC-6	45.0	30	1	97
CDN-FCM-2	73.9	5	1	80
CDN-FCM-3	23.6	1	1	0
CDN-FCM-5	28.4	9	0	100
CDN-FCM-7	64.7	8	2	75
CDN-GS-5J	72.5	27	2	93
CDN-HC-2	15.3	126	83	34
CDN-ME-1101	68.2	93	3	97
CDN-ME-12	52.5	74	2	97
CDN-ME-1201	37.6	3	0	100
CDN-ME-1202	10.0	1	0	100
CDN-ME-1204	58.0	88	0	100
CDN-ME-1205	25.6	136	5	96
CDN-ME-1301	26.1	20	0	100
CDN-ME-1304	34.0	14	0	100
CDN-ME-16	30.8	108	11	90
CDN-ME-18	58.2	11	0	100
CDN-ME-2	14.0	4	0	100
Total		1,163	126	89

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Table 11.4 Results for SRM inserted with drill core assayed for silver by FA-GRAV

Standard	Best value (g/t)	Silver (g/t)
		No. submitted	No. of fails*	Pass (%)
CDN-CMC-3	170.0	203	20	90
CDN-CMC-4	280.0	161	15	91
CDN-CMC-5	1,312.0	64	3	95
CDN-CMC-7	105.6	36	1	97
CDN-CMC-8	166.5	34	0	100
CDN-CMC-9	399.0	37	0	100
CDN-GS-5G	101.8	14	0	100
CDN-HLHZ	101.2	103	11	89
CDN-ME-1206	274.0	128	4	97
CDN-ME-1302	418.9	30	0	100
CDN-ME-1303	152.0	43	1	98
CDN-ME-1305	231.0	21	0	100
CDN-ME-19	103.0	103	3	97
CDN-ME-4	402.0	40	0	100
CDN-ME-5	206.1	23	1	96
CDN-ME-7	150.7	9	0	100
PM-1106	812.0	87	10	89
PM-1112	227.7	15	1	93
Total		1,143	62	95

SRM inserted to assess silver grades using ICP-AES returned a pass rate of 89 percent whereas SRM assessing silver grades using FA-GRAV had a pass rate of 95 percent. It should be noted that many of the failures (83 of the 126) observed in the ICP-AES can be attributed to standard CDN-HC-2 which was thought to be compromised and insertion ceased. If this standard is ignored the silver accuracy levels can be regarded as reasonable.

Gold is assayed by fire assay with atomic absorption finish (FA-AA) unless the gold is greater than 10 g/t Au, in which case the sample is re-assayed with a gravimetric finish (FA-GRAV).

A total of 2,861 standards to monitor the accuracy of gold assays were submitted with 52,966 drill core samples representing a submission rate of 1 in 19 samples between 2006 and June 30, 2015, of which 2,784 were submitted for assaying by FA-AA (Table 11.5) and 77 by FA-GRAV (Table 11.6).

Table 11.5 Results for SRM inserted with drill core assayed for gold by FA-AA

Standard	Best value (g/t)	Gold (g/t)
		No. submitted	No. of fails*	Pass (%)
CDN-CGS-20	7.75	32	1	97
CDN-CM-2	1.42	163	5	97
CDN-CMC-1	0.36	93	1	99
CDN-CMC-2	0.56	225	18	92
CDN-CMC-3	1.50	204	21	90
CDN-CMC-4	2.30	161	8	95
CDN-CMC-6	0.36	30	1	97
CDN-CMC-7	0.94	36	1	97
CDN-CMC-8	1.42	34	0	100
CDN-CMC-9	3.92	37	0	100
CDN-FCM-2	1.37	83	16	81

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Standard	Best value (g/t)	Gold (g/t)
		No. submitted	No. of fails*	Pass (%)
CDN-FCM-5	0.55	9	2	78
CDN-FCM-7	0.90	8	0	100
CDN-GS-3B	3.47	67	4	94
CDN-GS-3C	3.58	25	0	100
CDN-GS-3D	3.41	49	1	98
CDN-GS-5G	4.77	14	1	93
CDN-GS-5J	4.90	27	1	96
CDN-GS-5K	3.85	95	0	100
CDN-HC-2	1.67	126	22	83
CDN-HLHZ	1.31	95	10	89
CDN-ME-1101	0.56	93	1	99
CDN-ME-12	0.35	74	2	97
CDN-ME-1201	0.13	3	0	100
CDN-ME-1204	0.98	88	5	94
CDN-ME-1205	2.20	113	3	97
CDN-ME-1206	2.61	105	1	99
CDN-ME-1301	0.44	20	0	100
CDN-ME-1302	2.41	30	0	100
CDN-ME-1303	0.92	43	2	95
CDN-ME-1304	1.80	14	1	93
CDN-ME-1305	1.92	21	1	95
CDN-ME-16	1.48	108	4	96
CDN-ME-18	0.51	11	2	82
CDN-ME-19	0.62	103	7	93
CDN-ME-2	2.10	4	0	100
CDN-ME-4	2.61	40	0	100
CDN-ME-5	1.07	23	2	91
CDN-ME-7	0.22	9	3	67
PM-112	1.35	15	1	93
PM-160	4.49	114	39	66
PM-409	1.13	89	13	85
Total		2,695	201	93

Table 11.6 Results for SRM inserted with drill core assayed for gold by FA-GRAV

Standard	Best value (g/t)	Gold (g/t)
		No. submitted	No. of fails*	Pass (%)
CDN-CMC-5	10.30	65	6	91
CDN-GS-47	47.12	12	0	100
Total		77	6	92

SRM inserted to assess gold grades using FA-AA returned a pass rate of 93 percent whereas SRM assessing gold grades using FA-GRAV had a pass rate of 92 percent. It should be noted that the standards that tended to fail at a higher rate were those inserted at the beginning of the monitoring program with results improving as time has progressed. The gold accuracy levels can be regarded as reasonable for estimation purposes.

11.4.2   Blanks

Field blank samples are composed of material that is known to contain grades that are less than the detection limit of the analytical method in use and are inserted by the geologist in the field. Blank sample analysis is a method of determining sample switching and cross-contamination of samples during the sample preparation or analysis

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processes. Minera Cuzcatlan uses coarse marble sourced from a local quarry and provided by an external supplier as their blank sample material.

Cuzcatlan Laboratory

The analysis focuses on the submission of 2,222 blanks since February 2012 to June 30, 2015 representing a submission rate of 1 in 16 samples. Results of the blanks submitted indicate that cross contamination and mislabeling are not material issues at the Cuzcatlan laboratory. Of the 2,222 blank samples submitted six exceeded the fail line (set at two times the lower detection limit) for silver assays and fourteen for gold assays indicating an excellent result with pass rates greater than 99 percent.

ALS Chemex Laboratory

A total of 2,755 blanks were submitted with core samples to the ALS Chemex laboratory by Fortuna and Minera Cuzcatlan covering all core submitted since 2006 representing a submission rate of 1 in 18 samples. Of the 2,755 blank samples submitted 31 exceeded the fail line (set at two times the lower detection limit) for silver, and 10 exceeded the fail line for gold assays. This represents a pass rate of greater than 99 percent for both silver and gold blank submissions. If two blanks failed in succession, all assay results for the batch were automatically reviewed and re-analyzed if deemed necessary. Blank results from ALS Chemex are regarded as acceptable indicating no significant sample switching or contamination.

11.4.3   Duplicates

The precision of sampling and analytical results can be measured by re-analyzing the same sample using the same methodology. The variance between the measured results is a measure of their precision. Precision is affected by mineralogical factors such as grain size and distribution and inconsistencies in the sample preparation and analysis processes. There are a number of different duplicate sample types which can be used to determine the precision for the entire sampling process, sample preparation, and analytical process. A description of the different types of duplicates used by Minera Cuzcatlan is provided in Table 11.7.

Table 11.7 Duplicate types used by Minera Cuzcatlan

Duplicate	Description
Field

Sample generated by another sampling operation at the same collection point. Includes a second channel sample taken parallel to the first or the second half of drill core sample and submitted in the same or separate batch to the same (primary) laboratory.

Preparation	Second sample obtained from splitting the coarse crushed rock during sample preparation and submitted in the same batch by the laboratory.
Laboratory	Second sample obtained from splitting the pulverized material during sample preparation and submitted in the same batch by the laboratory.
Reject assay	Second sample obtained from splitting the coarse crushed rock during sample preparation and submitted blind to the same or different laboratory that assayed the original sample.
Duplicate assay	Second sample obtained from splitting the pulverized material during sample preparation and submitted blind at a later date to the same laboratory that assayed the original pulp.
Check assay	Second sample obtained from the pulverized material during sample preparation and sent to an umpire laboratory for analysis.

Numerous plots and graphs are used on a monthly basis to monitor precision and bias levels. A brief description of the plots employed in the analysis of Cuzcatlan duplicate data, is described below:

August 20, 2016	Page 80 of 189

•

Absolute relative difference (ARD) statistics: relative difference of the paired values divided by their average.

•

Scatter plot: assesses the degree of scatter of the duplicate result plotted against the original value, which allows for bias characterization and regression calculations.

•

Ranked half absolute relative difference (HARD) of samples plotted against their rank % value.

Duplicates were submitted to both the Cuzcatlan laboratory (with channel samples) and the ALS Chemex laboratory (with drill core). The ALS laboratory also acts as the umpire laboratory, analyzing reject assays and check assays (pulps) from the Cuzcatlan laboratory.

If both the original and duplicate result returned a value less than ten times the detection limit the result was disregarded for the ARD analysis due to distortion in the precision levels at very low grades close to the limits at which the instrumentation can measure. These very low values are not seen as material and can distort more meaningful results if they are not removed.

Cuzcatlan Laboratory

Minera Cuzcatlan inserts field duplicates with channel samples as part of its QAQC program. Preparation and laboratory duplicates are inserted by the laboratory whereas reject assays and duplicate assays are inserted blind from the geology department. Check assays (both coarse rejects and pulps) from the Cuzcatlan laboratory are sent to the certified laboratory of ALS Chemex to provide an external monitor of precision. Standards and blanks are also submitted with the check assays to ensure the accuracy of the ALS results. Absolute relative difference (ARD) results for duplicates used to assess the Cuzcatlan laboratory are displayed in Table 11.8.

Table 11.8 Duplicate results for Cuzcatlan laboratory

Type of Duplicate	Metal	Assay Technique	No. of duplicates analyzed#	Percent of samples meeting ARD* acceptance criteria
Field Duplicate[1]	Ag (g/t)	AA-3Ac	562	52
		FA-GRAV	325	50
	Au (g/t)	FA-AA	616	51
		FA-GRAV	192	49
Preparation dulpicate[2]	Ag (g/t)	AA-3Ac	2,314	97
		FA-GRAV	1,098	98
	Au (g/t)	FA-AA	504	99
		FA-GRAV	349	99
Laboratory Duplicate[3]	Ag (g/t)	AA-3Ac	1,893	92
		FA-GRAV	647	94
	Au (g/t)	FA-AA	1,521	90
		FA-GRAV	426	96
Reject assays[4]	Ag (g/t)	AA-3Ac	750	89
		FA-GRAV	196	92
	Au (g/t)	FA-AA	833	83
		FA-GRAV	91	91
Duplicate assays (pulps)[5]	Ag (g/t)	AA-3Ac	834	82
		FA-GRAV	238	90
	Au (g/t)	FA-AA	897	64
		FA-GRAV	111	86

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Type of Duplicate	Metal	Assay Technique	No. of duplicates analyzed#	Percent of samples meeting ARD* acceptance criteria
Check assays (rejects)[6]	Ag (g/t)	AA-3Ac	924	85
		FA-GRAV	410	86
	Au (g/t)	FA-AA	973	86
		FA-GRAV	308	75
Check assays (pulps)[7]	Ag (g/t)	AA-3Ac	1,181	89
		FA-GRAV	379	91
	Au (g/t)	FA-AA	1,284	83
		FA-GRAV	230	83

*ARD = Absolute Relative Difference

# Values that are less than x10 the lower detection limit for both samples have been excluded from the statistics.

1.

Acceptable ARD value for field duplicates is >90% of the population being less than 0.3.

2.

Acceptable ARD value for preparation duplicates is >90% of the population being less than 0.2.

3.

Acceptable ARD value for laboratory duplicates is >90% of the population being less than 0.1.

4.

Acceptable ARD value for reject assays is >90% of the population being less than 0.2.

5.

Acceptable ARD value for duplicate assay pulps is >90% of the population being less than 0.1.

6.

Acceptable ARD value for check assays rejects is >90% of the population being less than 0.2

7.

Acceptable ARD value for check assays pulps is >90% of the population being less than 0.1

In general precision levels are reasonable with the majority of ARD values being greater than 80 percent. However, field duplicate results are poor for both silver and gold. The operation has tested numerous practices to improve the sampling procedure, such as including: closer supervision of the sampling process; increasing the sampling mass; trying alternative sampling methods with limited success. In addition, several adjustments have been made by the laboratory to improve the gold analytical techniques with improvements seen over the years.

Results from the umpire laboratory also indicate reasonable precision levels suggesting the issue with the field duplicates is not a Cuzcatalan laboratory issue.

The poor precision levels for the field duplicates have been attributed to the heterogeneous nature of the mineralization with the presence of a moderate to high nugget effect. It is worth noting that the results observed for the precision levels for the channel samples is similar to that of the drill core, suggesting that sampling error is not the problem.

ALS Chemex Laboratory

Minera Cuzcatlan has primarily relied on the insertion of field duplicates, reject assays (coarse rejects) and duplicate assays (pulps) to assess the precision of drill core results from the ALS Chemex laboratory. The operation also monitors the results of the in-house preparation and laboratory duplicates inserted by ALS. Minera Cuzcutlan also regularly sends check assays (both coarse rejects and pulps) to the umpire laboratory of SGS to provide an external monitor of precision. Standards and blanks are also submitted with the check assays to ensure the accuracy of the SGS laboratory.

Precision results for exploration core samples evaluated by ALS Chemex, expressed as ARD are detailed in Table 11.9.

Table 11.9 Duplicate results of drill core submitted to ALS Chemex

Type of Duplicate	Metal	Assay Technique	No. of duplicates analyzed#	Percent of samples meeting ARD* acceptance criteria
Field Duplicate[1]	Ag (g/t)	ICP-AES	621	56
		FA-GRAV	240	58
	Au (g/t)	FA-AA	760	53
		FA-GRAV	7	72

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Type of Duplicate	Metal	Assay Technique	No. of duplicates analyzed#	Percent of samples meeting ARD* acceptance criteria
Preparation dulpicate[2]	Ag (g/t)	ICP-AES	311	75
		FA-GRAV	53	93
	Au (g/t)	FA-AA	256	75
		FA-GRAV	0	-
Laboratory Duplicate[3]	Ag (g/t)	ICP-AES	1,343	63
		FA-GRAV	314	97
	Au (g/t)	FA-AA	530	59
		FA-GRAV	33	94
Reject assays[4]	Ag (g/t)	ICP-AES	721	61
		FA-GRAV	466	82
	Au (g/t)	FA-AA	1,034	67
		FA-GRAV	44	84
Duplicate assays (pulps)[5]	Ag (g/t)	ICP-AES	594	61
		FA-GRAV	315	94
	Au (g/t)	FA-AA	799	65
		FA-GRAV	30	70

*ARD = Absolute Relative Difference

# Values that are less than x10 the lower detection limit for both samples have been excluded from the statistics.

1.

Acceptable ARD value for field duplicates is >90% of the population being less than 0.3.

2.

Acceptable ARD value for preparation duplicates is >90% of the population being less than 0.2.

3.

Acceptable ARD value for laboratory duplicates is >90% of the population being less than 0.1.

4.

Acceptable ARD value for reject assays is >90% of the population being less than 0.2.

5.

Acceptable ARD value for duplicate assay pulps is >90% of the population being less than 0.1.

The results demonstrate the highly variable nature of the mineralization with poor precision results for the field duplicates, reject assays and duplicate assays. However, it was discovered during an audit of the results that the exploration team had been tending to insert low grade samples (<60 g/t Ag) and this has had a detrimental effect on the results. When higher grade values are assessed the precision levels improve and are seen to be acceptable, which is reflected in the superior results observed for the samples assayed with a gravimetric finish.

Results from the SGS laboratory return similar precision levels suggesting the issue is not specific to the ALS Chemex laboratory.

Precision levels of field duplicates for infill and exploration drill core samples submitted to ALS Chemex are poor. The results are indicative of the highly variable ‘nuggety’ nature of the mineralization that reduces precision levels. The operation is attempting to assess and remove the nugget effect by crushing and splitting the core to obtain a ‘field split’ prior to submission to ALS rather than using the other half of the core. Test work on this new methodology is set to commence in September 2016.

Minera Cuzcatlan continues to monitor and attempt to improve the precision of the sampled drill core, however the results indicate the difficulty the variable grades present for grade estimation, particularly for gold.

11.4.4   Conclusions regarding quality control results

Accuracy (SRM submission) and sample contamination/switching (blank submission) for both laboratories is reasonable, with the Cuzcatlan laboratory making some significant improvements in its gold accuracy since 2013. Precision remains a problem with duplicate results below the expected levels at both ALS Chemex and Cuzcatlan. The precision levels have improved over time as the operation has worked hard at improving their sampling, preparation and analytical techniques but is still falling short

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of the target levels. The fact that both sample types (drill core and channels) return lower than expected precision results supports the theory that the style of mineralization is inherently variable and obtaining a large enough sample mass to counteract this variance is unpractical. The failure to reproduce similar grades in the same sample does mean that there is a slightly higher level of uncertainty in the estimate, particularly for gold, and that some variation between the estimate and reality as reported in the reconciliation should be expected. However there does not appear to be a definitive bias to the results and the variation has been taken into account during Mineral Resource classification.

11.5

Opinion on adequacy of sample preparation, security, and analytical procedures

It is the opinion of Fortuna’s Corporate Head of Technical Services Mr. Eric Chapman (P. Geo.) that the sample preparation, security, and analytical procedures for samples sent to both the ALS Chemex and Cuzcatlan laboratories have been conducted in accordance with acceptable industry standards and that assay results generated following these procedures are suitable for use in Mineral Resource and Mineral Reserve estimation.

The style of mineralization does present problems primarily with precision levels due to the “nugget effect” and subsequently some variations between the estimate and reality can be expected on a local scale. The gold assays are likely to present the biggest variation and the operation must continue to improve the channel sampling process to improve repeatability so as to increase the confidence in the block model estimates and grade control grades.

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Data Verification

Minera Cuzcatlan staff follow a stringent set of procedures for data storage and validation, performing verification of data on a monthly basis. The operation employs a Database Manager who is responsible for overseeing data entry, verification and database maintenance.

Data used for Mineral Resource estimation are stored in two databases, one stores data relating to the mine (including channel samples) and the other for storage of drilling results (exploration and infill drilling). Both databases are in a SQL database format.

A preliminary validation of the Minera Cuzcatlan databases was performed by their database management team in June 2015. The onsite databases have a series of automated import, export, and validation tools to minimize potential errors. Any inconsistencies were corrected during the analysis with the databases being handed over for final review on June 30, 2015.

Both databases were then reviewed and validated by Mr. Eric Chapman, P. Geo. The data verification procedure involved the following:

•

Inspection of selected drill core to assess the nature of the mineralization and to confirm geological descriptions

•

Inspection of geology and mineralization in underground workings of the Trinidad and Bonanza veins

•

Verification that collar coordinates coincide with underground workings or the topographic surface

•

Verification that downhole survey bearing and inclination values display consistency

•

Evaluation of minimum and maximum grade values

•

Investigation of minimum and maximum sample lengths

•

Randomly selecting assay data from the databases and comparing the stored grades to the original assay certificates

•

Assessing for inconsistences in spelling or coding (typographic and case sensitivity errors)

•

Ensuring full data entry and that a specific data type (collar, survey, lithology, and assay) is not missing

•

Assessing for sample gaps or overlaps

A small number of inconsistences were noted generally relating to coding (i.e. geological codes entered in both upper and lower case) and occasional data overlaps due to typographic errors. All inconsistencies were subsequently corrected.

Based on the data verification detailed above, Fortuna’s Mineral Resource Manager Mr. Eric Chapman, P. Geo. considers the Minera Cuzcatlan data to be suitable for the estimation of classified Mineral Resources and Mineral Reserves.

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Mineral Processing and Metallurgical Testing

Initial metallurgical test work to assess the optimum processing methodology for treating ore from the Trinidad Deposit was conducted by METCON Research (METCON) in 2009 and reported in the prefeasibility study written by CAM (2010a). The following provides a summary of the metallurgical work conducted and includes comments regarding the most recent studies and findings from the processing plant. The reader is referred to the CAM (2010a) prefeasibility study for a more detailed description of the METCON work.

13.1

Metallurgical tests

The metallurgical study METCON performed was conducted on ten composite samples representing a variety of potential ore types. The test work included the following:

•

Whole rock analysis

•

Bond ball mill work index

•

Grind calibration

•

Rougher flotation test work with three stages of cleaning

•

Locked cycle flotation test work

•

Rougher kinetics flotation

Relevant additional information obtained since the prefeasibility study in respect to the above test work is detailed below.

13.1.1   Whole rock analysis

The data developed in the whole rock analysis conducted on the variability composite samples showed that (SiO2) quartz is the main gangue mineral and the samples are amenable to gold and silver recoveries by the flotation process. The whole rock analysis was based on ten composite samples taken from separate drill holes that provide good spatial representivity.

Minera Cuzcatlan conducted additional whole rock analysis tests on more than forty separate composites between September 2012 and June 2016. The tests provided similar results to the original ten composites evaluated and confirmed that these were representative of the style of mineralization at the deposit.

13.1.2   Bond ball mill work index

The Bond ball mill grindability test is used to determine the work index which is used in conjunction with Bond’s Third Theory of Comminution to calculate net power requirements to grind the ore so that 80 percent passes a specified sieve size. METCON performed the first evaluation in 2009 as part of the prefeasibility study obtaining values ranging between 14.35 and 19.20 kWh/t for the samples assessed. The upper value of 19.20 kWh/t was used for design purposes.

Minera Cuzcatlan have conducted additional Bond work index (BWI) tests since early 2012. In all cases, composite samples were sent to SGS Minerals Services, Durango and

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Mexican Geological Services, Oaxaca. Results for this test work are detailed in Table 13.1.

Table 13.1 Bond ball mill work index on composites conducted since 2012

Date of test work	Mesh size of grind	Bond Ball Mill Work Index (kWh/t)
March 2012	100	15.5
September 2012	150 (106 microns)	16.0
November 2012	150 (106 microns)	16.3
January 2013	150 (106 microns)	17.2
July 2013	150 (106 microns)	16.3
February 2014	150 (106 microns)	19.8
May 2014	150 (106 microns)	16.2
July 2014	150 (106 microns)	16.4
August 2014	150 (106 microns)	16.7
September 2014	150 (106 microns)	17.8
October 2014	150 (106 microns)	18.1
November 2014	150 (106 microns)	19.9
December 2014	150 (106 microns)	20.3
January 2015	150 (106 microns)	18.2
February 2015	150 (106 microns)	18.8
March 2015	150 (106 microns)	17.9
April 2015	150 (106 microns)	18.3
May 2015	150 (106 microns)	18.3
June 2015	150 (106 microns)	18.3
July 2015	150 (106 microns)	17.6
August 2015	150 (106 microns)	17.3
September 2015	150 (106 microns)	18.6
October 2015	150 (106 microns)	17.7
November 2015	150 (106 microns)	19.3
December 2015	150 (106 microns)	18.0
January 2016	150 (106 microns)	18.4
February 2016	150 (106 microns)	17.5
March 2016	150 (106 microns)	17.6
April 2016	150 (106 microns)	17.2
May 2016	150 (106 microns)	18.0

The results of the test work indicate that the average BWI is lower than the plant design and should result in less power being required than was predicted, also the results show that there are some cases were BWI is equal to the design so that the plant is prepared to treat all material without any losses in the process.

13.1.3   Locked cycle flotation

The METCON study also included testing locked cycle flotation using two stages of grind on the composite samples. The conclusions of this study as summarized in the CAM (2010a) pre-feasibility study were as follows:

•

The metallurgical data indicated that average concentrate grades of 74 g/t for gold and 6,676 g/t for silver may be produced on the composite sample using a two-stage grind process

August 20, 2016	Page 87 of 189

•

Gold and silver average recoveries of approximately 90 percent gold and 88 percent silver may be produced on the composite sample

•

Iron contained in the precious metal concentrate impacts the precious metal concentrate grade

•

Further metallurgical testing should be conducted to study pyrite depression on the final precious metal concentrate

Results obtained from the plant since 2012 are detailed in Table 13.2.

Table 13.2 Plant concentrate and recovery values since 2012

Composite period	Head Grade		Concentrate grade		Recovery
	Ag (g/t)	Au (g/t)	Ag (g/t)	Au (g/t)	Ag (%)	Au (%)
2012	188	1.74	6,284	57.77	87.52	86.79
2013	194	1.46	5,977	45.01	88.61	88.94
2014	226	1.72	6,833	52.06	89.40	89.52
2015	234	1.83	7,190	56.20	91.40	91.26
Q1 2016	240	1.73	7,620	54.52	92.74	92.20
Q2 2016	226	1.70	7,451	55.78	91.99	91.65

Results obtained from the plant are comparable to those used in the design process.

During the second half of 2015 more detailed flotation tests were performed by the metallurgical department at Minera Cuzcatlan, where more representative samples were used to predict the metallurgical recovery for the 2016 and 2017 years. The average recovery results were 90.6 % gold and 91.9 % silver.

The results obtained during 2015 tests allowed the technical department to predict estimated recoveries of 90.5 % for both elements for the life of mine plan.

13.1.4   Thickening and Filtering

A further difference between the plant design and functionality has been in the amount of flocculent required for thickening and filtering process of the tailings and concentrate. The CAM 2010 prefeasibility study had recommended the usage of 40 g/t to 60 g/t of the reagent HychemAF304 for thickening of tailings to achieve solid content of 47 to 51 percent. Minera Cuzcatlan has performed the thickening of tailings using the reagent Magnafloc 336 at the lower concentrations of 15 g/t to 25 g/t and producing tailings with approximately 55 percent solid content.

The reagent HychemAF304 (recommended at 25 g/t to 40 g/t concentrations) was also replaced with Magnafloc 336 (5 g/t to 10 g/t concentrations) for thickening the concentrate with no detrimental effect to the solid content percentage. In this way the plant has made significant cost savings by reducing the quantity of flocculants used in the plant.

Please refer to Section 17 for additional information on the metallurgical recovery of the plant.

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Mineral Resource Estimates

14.1

Introduction

The following chapter describes in detail the Mineral Resource estimation methodology of the veins at the San Jose Mine. The Mineral Resource estimate discussed in this section relates to the Trinidad Deposit located between UTM coordinates 1846500N and 1847750N (Datum NAD 1927, UTM Zone 14N).

14.2

Disclosure

Mineral Resources were prepared by Minera Cuzcatlan under the technical supervision of Eric Chapman (P.Geo.) a Qualified Person as defined in National Instrument 43-101. Mr. Chapman is an employee of Fortuna.

The simulation methodology was peer reviewed by Snowden Mining Industry Consultants (Snowden) in 2012. Mineral Resources are estimated as of June 30, 2015 and reported as of December 31, 2015, taking into account extraction related depletion between July and year-end.

14.2.1   Known issues that materially affect Mineral Resources

Fortuna does not know of any issues that materially affect the Mineral Resource estimates. These conclusions are based on the following:

Environmental

Minera Cuzcatlan is in compliance with Environmental Regulations and Standards set in Mexican Law and has complied with all laws, regulations, norms and standards at every stage of operation of the mine, as detailed in Section 20.

Permitting

Minera Cuzcatlan has represented that permits are in good standing.

Legal

Minera Cuzcatlan has represented that there are no outstanding legal issues; no legal actions, and/or injunctions pending against the project.

Title

Minera Cuzcatlan has represented that the mineral and surface rights have secure title.

Taxation

No known issues.

Socio-economic

Minera Cuzcatlan has represented that the operation has community support from the local town of San Jose del Progreso.

Marketing

No known issues.

August 20, 2016	Page 89 of 189

Political

Minera Cuzcatlan believes that the current government is supportive of the operation.

Other relevant issues

No known issues.

Mining

No known issues.

Metallurgical

Minera Cuzcatlan presently successfully treats ore extracted from the San Jose Mine in the onsite processing plant to produce a silver concentrate with gold credits.

Infrastructure

No known issues.

14.3

Assumptions, methods and parameters

The 2015 Mineral Resource estimates were prepared in one of two ways depending on the quantity of sample data available. Domains with sufficient samples to allow variographic analysis (including the Bonanza, Trinidad, Fortuna and Stockwork Zone) were prepared using the following steps:

•

Data validation as performed by Fortuna

•

Data preparation including importation to various software packages

•

Geological interpretation and modeling of mineralization domains

•

Coding of drill hole and channel data within mineralized domains

•

Sample length compositing of both drill holes and channel samples

•

Exploratory data analysis of the key constituents: Ag, Au, Pb, Zn, Cu, and density

•

Analysis of boundary conditions

•

Declustering of key constituents

•

Analysis of extreme data values and application of top cuts

•

Transformation of declustered Ag and Au grades into Normal Score distributions

•

Variogram analysis and modeling of normal score distributed data

•

Conditional simulation of three realizations of the primary veins into a 2 m x 2 m x 2 m grid of nodes

•

Re-blocking of simulations to represent 4 m x 4 m x 4 m SMU blocks

•

Validation of realizations through comparison to input data

•

Conditional simulation of 50 realizations and re-blocking to SMU size blocks

•

Validation of simulation results and estimation of recoverable resources

•

Estimation of Ag, Au, Pb, Zn, and Cu grades by inverse power of distance (IPD), and density value assignment

•

Depletion of blocks identified as extracted or inaccessible

•

Classification of estimates with respect to CIM guidelines

•

Mineral Resource tabulation and reporting

August 20, 2016	Page 90 of 189

All other veins that have insufficient sample data to fully establish grade continuity were prepared using the following steps:

•

Data validation as performed by Fortuna

•

Data preparation including importation to various software packages

•

Geological interpretation and modeling of mineralization domains

•

Coding of drill hole and channel data within mineralized domains

•

Sample length compositing of both drill holes and channel samples

•

Analysis of extreme data values and application of top cuts

•

Exploratory data analysis of the key constituents: Ag, Au, Pb, Zn, Cu, and density

•

Analysis of boundary conditions

•

Grade interpolation of Ag, Au, Pb, Zn, and Cu by IPD

•

Density value assignment

•

Validation of grade estimates against input sample data

•

Classification of estimates with respect to CIM guidelines

•

Depletion of blocks identified as extracted or inaccessible

•

Mineral Resource tabulation and reporting

14.4

Supplied data, data transformations and data validation

Minera Cuzcatlan information used in the 2015 estimation is sourced from two databases, one stores data relating to the mine (including channel samples) and the other for storage of drilling results. Both databases are in a SQL database format. Supplied data included all information available as of June 30, 2015 and was provided by Minera Cuzcatlan.

14.4.1   Data transformations

All data is stored using the same UTM coordinate system (NAD 1927, UTM Zone 14N) and the same unit convention. Transformations of the supplied drill hole and channel information, including assay grades, were not required.

14.4.2   Software

Mineral Resource estimates have relied on several software packages for undertaking modeling, statistical, geostatistical and grade interpolation activities. Wireframe modeling of the mineralized envelopes was performed in Leapfrog Geo version 2.2. Data preparation, block modeling and IPD grade interpolations were performed in Datamine Studio version 3.23.52.0. Declustering, statistical and variographic analysis was performed in Supervisor version 8.2.1. Normal score transformations, sequential Gaussian simulation, and re-blocking of simulations were performed using the Geostatistical Software Library (GSLIB).

14.4.3   Data preparation

Collar, survey, lithology, and assay data exported from the drill hole database and mine (channels) database provided by Minera Cuzcatlan were imported into Datamine and used to build 3D representations of the drill holes and channels. Two drill holes that

August 20, 2016	Page 91 of 189

had been completed but had not been logged or assayed were removed from the analysis. Assay values at the detection limit were adjusted to half the detection limit. Absent assay values were adjusted to a zero grade. A total of 250 surface drill holes and 192 underground drill holes totaling 155,327.70 m and 12,370 channels totaling 48,288.60 m were available for usage in the San Jose 2015 Mineral Resource estimate. Only a portion of the nearly 203,616 m of data has been assayed. Table 4.2.1 details the data by company and sample type with Fortuna/Cuzcatlan being responsible for collecting 97 percent of the data.

Table 14.1 Data used in 2015 Mineral Resource update

Company	Sample Type	Count	Meters	Percent of Total
Fortuna/Minera Cuzcatlan	Surface Diamond Drill holes	234	87,122.50	43
	UG Diamond Drill holes	192	62,983.70	31
	UG Channels	12,196	47,592.37	23
	Sub-total	12,662	189,603.02	97
Continuum	Surface Diamond Drill holes	13	4370.00	2
	UG Channels	174	696.23	0
	Sub-total	187	5,066.23	3
Pan American Silver	Surface Diamond Drill holes	3	851.50	0
TOTAL	n/a	12,812	203,616.30	100

14.4.4   Data validation

An extensive data validation process was conducted by the Minera Cuzcatlan and the Technical Services of Fortuna prior to Mineral Resource estimation with a more detailed description of this process provided in Section 12.

Validation checks were also performed upon importation into Datamine mining software and included searches for overlaps or gaps in sample and geology intervals, inconsistent drill hole identifiers, and missing data. No significant discrepancies were identified.

14.5

Geological interpretation and domaining

The Trinidad area is typical of a low sulfidation epithermal style deposit having formed in a relatively low temperature, shallow crustal environment. Silver-gold mineralization is hosted by hydrothermal breccias, crackle breccias, quartz/carbonate veins and zones of sheeted and stockworked quartz/carbonate veins emplaced along steeply dipping north and north-northwest trending fault structures. The main silver-gold bearing species are acanthite (argentite) and electrum. Wall rocks consist of andesitic to dacitic subaerial and subaqueous lava flows of presumed Paleogene age.

Major vein systems recognized in the Trinidad Deposit all have a general north to south strike orientation and near vertical dip. Veins in the Trinidad Deposit have been divided into two classes according to the extent of exploration.

Primary domains

•

Bonanza (Bv), Trinidad (Tv), Fortuna (Fv), and Stockwork (Swk)

Secondary domains

•

Paloma (Pv), Bonanza HW splay (Bhws), Trinidad FW splay (Tfw), Trinidad FW2 splay (Tfw2), Trinidad HW splay (Thws4), Stockwork2 (Swk2), and Stockwork3 (Swk3)

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Mineralized envelopes to define each vein were constructed in Leapfrog software by the Minera Cuzcatlan mine geology and exploration departments based on the interpretation of the deposit geology and refined using the drill hole, channel and underground mapping information. A three-dimensional perspective of the wireframes representing the veins is displayed in Figure 14.1. Oxide domains are not present in the Trinidad Deposit.

Figure 14.1 3D perspective of Trinidad Deposit showing vein wireframes

N
Legend
VCODE (geomod (block model))
[ABSENT]
Bv
Bhws
Tv
Thws4
Tfw
Tfw2
Pv
Fv
Swk
Swk2
Swk3
250 m

All domains

N
Legend
VCODE (geomod (block model))
[ABSENT]
Bv
Bhws
Tv
Thws4
Tfw
Tfw2
Pv
Fv
Swk
Swk2
Swk3
250 m

Bonanza vein filtered out

August 20, 2016	Page 93 of 189

14.6

Exploratory data analysis

14.6.1   Compositing of assay intervals

Compositing of sample lengths was undertaken so that the samples used in statistical analysis and estimations have similar support (i.e., length). Minera Cuzcatlan sample drill holes and channels at varying interval lengths depending on the length of intersected geological features and the true thickness of the vein structure. Sample lengths were examined for each vein. The vast majority of samples (>99 percent) were sampled on lengths less than two meters as demonstrated in Figure 14.2.

Figure 14.2 Length of samples assayed

Based on the average sampling length and the selective mining unit a two-meter composite was chosen as suitable for all veins.

The Datamine COMPDH downhole compositing process was used to composite the samples within the estimation domains (i.e. composites do not cross over the mineralized domain boundaries). The COMPDH parameter MODE was set to a value of 1 to allow adjusting of the composite length while keeping it as close as possible to the composite interval; so as to minimize sample loss. The composited and raw sample data were compared to ensure no sample length loss or metal loss had occurred.

This methodology results in a variance in the composite length distributed around the two-meter composite interval. To ensure a bias is not present due to the variance in composite length a comparison of silver and gold grades to composite length was conducted and no relationship determined to be present.

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14.6.2   Statistical analysis of composites

Exploratory data analysis was performed on composites identified in each geological vein (Table14.2). Statistical and graphical analysis (including histograms, probability plots, scatter plots) were investigated for each vein to assess if additional sub-domaining was required to achieve stationarity.

Table 14.2 Univariate statistics of undeclustered drill hole and channel composites by vein

Vein	Grade	Count	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
Bonanza	Ag (g/t)	12,300	0	9,544	214	400	1.9
	Au (g/t)	12,300	0	123.40	2.02	4.41	2.2
	Pb (ppm)	4,218	3	29,835	212	1,009	4.7
	Zn (ppm)	4,218	7	52,257	416	1,768	4.2
	Cu (ppm)	4,218	2	6,030	57	194	3.4
Trinidad	Ag (g/t)	5,514	0	10,200	228	521	2.3
	Au (g/t)	5,514	0	81.16	1.25	2.99	2.4
	Pb (ppm)	1,889	1	118,019	786	3,929	5.0
	Zn (ppm)	1,889	4	226,685	1,542	7,767	5.0
	Cu (ppm)	1,889	1	7,138	111	324	2.9
Stockwork	Ag (g/t)	6,248	0	8,612	229	468	2.0
	Au (g/t)	6,248	0	208.85	1.78	4.91	2.8
	Pb (ppm)	1,779	2	18,647	342	786	2.3
	Zn (ppm)	1,779	31	42,725	691	1,620	2.3
	Cu (ppm)	1,779	2	2,955	86	164	1.9
Fortuna	Ag (g/t)	505	0	1,489	130	203	1.6
	Au (g/t)	505	0	21.00	1.10	1.87	1.7
	Pb (ppm)	453	3	169	30	28	0.9
	Zn (ppm)	453	25	376	71	30	0.4
	Cu (ppm)	453	3	168	28	17	0.6
Paloma	Ag (g/t)	256	0	5,350	186	478	2.6
	Au (g/t)	256	0	28.40	1.62	3.51	2.2
	Pb (ppm)	175	3	758	37	78	2.1
	Zn (ppm)	175	7	621	88	72	0.8
	Cu (ppm)	175	3	355	39	46	1.2
Bonanza HW splay	Ag (g/t)	125	0	10,152	464	1,241	2.7
	Au (g/t)	125	0	50.36	3.32	6.76	2.0
	Pb (ppm)	69	16	29,693	2,699	4,836	1.8
	Zn (ppm)	69	82	42,800	5,186	8,404	1.6
	Cu (ppm)	69	7	12,506	842	1,950	2.3
Trinidad FW splay	Ag (g/t)	377	0	1,605	96	169	1.7
	Au (g/t)	377	0	28.00	0.49	1.61	3.3
	Pb (ppm)	86	7	20,700	1,073	3,387	3.2
	Zn (ppm)	86	77	65,700	2,398	8,211	3.4
	Cu (ppm)	86	5	3,660	173	580	3.4
Trinidad FW2 splay	Ag (g/t)	70	0	1,628	136	260	1.9
	Au (g/t)	70	0	8.68	0.66	1.34	2.0
	Pb (ppm)	68	14	3,303	422	574	1.4
	Zn (ppm)	68	46	5,574	960	1,182	1.2
	Cu (ppm)	68	6	300	56	58	1.0

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Vein	Grade	Count	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
Trinidad HW splay	Ag (g/t)	174	0.25	1,024	79	133	1.7
	Au (g/t)	174	0.01	12.83	0.75	1.30	1.7
	Pb (ppm)	57	9	241	41	44	1.1
	Zn (ppm)	57	16	587	98	81	0.8
	Cu (ppm)	57	4	56	22	11	0.5
Stockwork2	Ag (g/t)	193	1	5,355	226	495	2.2
	Au (g/t)	193	0.02	28.77	1.32	3.09	2.3
	Pb (ppm)	193	11	22,859	1,257	2,593	2.1
	Zn (ppm)	193	39	47,154	2,391	5,369	2.2
	Cu (ppm)	193	5	5,564	141	452	3.2
Stockwork3	Ag (g/t)	200	1	3,329	154	335	2.2
	Au (g/t)	200	0.02	17.41	0.90	1.88	2.1
	Pb (ppm)	200	9	2,785	227	405	1.8
	Zn (ppm)	200	42	9,655	500	992	2.0
	Cu (ppm)	200	2	377	27	38	1.4

14.6.3   Sub-domaining

Exploratory data analysis of the composites indicated that sub-domaining was not required beyond the domaining described above.

14.6.4   Extreme value treatment

The treatment of extreme values is not required in the process of conditional simulation. However, reconciliation results for gold grades in the Trinidad and Bonanza veins indicate over-estimation. To counteract this composites used for the simulation of gold grades in these veins were top cut.

Veins that have insufficient composites to allow variogram modeling (secondary veins) have been estimated using inverse power of distance (IPD) and treatment of extreme values has been considered in these cases.

Top cuts of extreme grade values prevent over-estimation in domains due to disproportionately high grade samples. Whenever the domain contains an extreme grade value, this extreme grade will overly influence the estimated grade.

If the extreme values are supported by surrounding data, are a valid part of the sample population, and are not considered to pose a risk to estimation quality, then they can be left untreated. If the extreme values are considered a valid part of the population but are considered to pose a risk for estimation quality (e.g., because they are poorly supported by neighboring values), they should be top cut. Top cutting is the practice of resetting all values above a certain threshold value to the threshold value.

Fortuna examined the grades of all metals to be estimated (Ag, Au, Pb, Zn, and Cu) to identify the presence and nature of extreme grade values. This was done by examining the sample histogram, log histogram, log-probability plot, and by examining the spatial location of extreme values. Many of the veins have insufficient composites to allow a confident determination of top cut thresholds. In these cases, a threshold has been applied that relates to associated vein structures. Top cut thresholds were determined by examination of the same statistical plots and by examination of the effect of top cuts on

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the mean, variance, and coefficient of variation (CV) of the sample data. Top cut thresholds used for each vein are shown in Table 14.3.

Table 14.3 Top cut thresholds by vein

Vein	Grade	Top cut value	Original Mean	Top cut Mean	Difference (%)
Bonanza	Ag (g/t)*	3,000	214	210	2
	Au (g/t)	30	2.02	1.95	3
	Pb (ppm)	7,000	212	190	10
	Zn (ppm)	10,000	416	368	12
	Cu (ppm)	750	57	50	12
Trinidad	Ag (g/t)*	4,000	228	221	3
	Au (g/t)	20	1.25	1.20	4
	Pb (ppm)	9,500	786	625	20
	Zn (ppm)	25,000	1,542	1,273	17
	Cu (ppm)	2,200	111	106	5
Stockwork	Ag (g/t)*	4,000	229	225	2
	Au (g/t)	40	1.78	1.70	4
	Pb (ppm)	6,000	342	331	3
	Zn (ppm)	6,000	691	633	8
	Cu (ppm)	1,000	86	82	5
Fortuna	Ag (g/t)*	1,000	130	127	2
	Au (g/t)	9	1.10	1.06	4
	Pb (ppm)	100	30	29	3
	Zn (ppm)	150	71	70	1
	Cu (ppm)	100	28	27	4
Paloma	Ag (g/t)	1,100	186	148	20
	Au (g/t)	6	1.62	1.18	27
	Pb (ppm)	120	37	28	24
	Zn (ppm)	130	88	76	14
	Cu (ppm)	160	39	36	8
Bonanza HW splay	Ag (g/t)	2,000	464	335	28
	Au (g/t)	18	3.32	2.92	12
	Pb (ppm)	7,000	2,700	1,968	27
	Zn (ppm)	14,000	5,186	3,853	26
	Cu (ppm)	3,000	842	603	28
Trinidad FW splay	Ag (g/t)	700	96	90	6
	Au (g/t)	3	0.49	0.39	20
	Pb (ppm)	2,000	1,073	339	68
	Zn (ppm)	4,000	2,398	975	59
	Cu (ppm)	440	173	77	55
Trinidad FW2 splay	Ag (g/t)	700	136	117	14
	Au (g/t)	3	0.66	0.52	21
	Pb (ppm)	1,000	422	339	20
	Zn (ppm)	1,900	960	763	21
	Cu (ppm)	125	56	48	14
Trinidad HW splay	Ag (g/t)	320	79	67	15
	Au (g/t)	2.7	0.75	0.64	15
	Pb (ppm)	65	41	32	22
	Zn (ppm)	190	98	99	9
	Cu (ppm)	40	22	21	5

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Vein	Grade	Top cut value	Original Mean	Top cut Mean	Difference (%)
Stockwork2	Ag (g/t)	1,100	226	188	17
	Au (g/t)	6	1.32	1.05	20
	Pb (ppm)	7,000	1,257	1,092	13
	Zn (ppm)	10,000	2,391	1,883	21
	Cu (ppm)	900	141	107	24
Stockwork3	Ag (g/t)	800	154	126	18
	Au (g/t)	5	0.90	0.76	16
	Pb (ppm)	800	228	182	20
	Zn (ppm)	1,350	500	366	27
	Cu (ppm)	100	27	24	11
* Values were not top cut for simulation

The application of the top cuts has not dramatically altered the mean of the sample data in most of the domains with the exception of the Bonanza HW and Trinidad FW splays. This is because these domains are defined by very few samples with a small number (2 to 3) having extreme values far in excess of any other composites. Once these composites are reset the effect on the mean is dramatic, but likely to be more representative of the domain as a whole.

The estimation process employed at San Jose does not exclude these extreme values from the process completely. Instead these composites are used, untreated, to estimate the blocks in a small halo around the identified extreme value. In the case of silver this area of influence is six meters, for gold four meters, and for the base metals ten meters. This helps to maintain the nugget style of mineralization observed underground. The extreme values are top cut for the estimation of any blocks beyond these haloes.

14.6.5   Boundary conditions

Boundary conditions at San Jose are known to be abrupt with underground workings identifying a sharp contact between the mineralized vein structure and the host rock in the majority of cases in all veins. Subsequently domain boundaries were treated as hard boundaries. Only samples coded within a vein were used to simulate or estimate grades within that vein, to prevent smearing of high grade samples in the vein into the low grade host rock, and vice versa.

14.6.6   Sample type comparison

A comparison between drill hole and channel sample types was conducted to assess if any bias exists between the two sampling techniques. Areas in the Trinidad and Bonanza veins were chosen that displayed a similar spatial coverage for both channel and drill hole samples.

Statistical results including probability-probability and quantile-quantile plots were examined. Results showed a bias with grades from channel samples reporting higher values than those from drill hole samples. However, the difference is likely to be partially due to the preferential sampling in the mineralized domain and was determined to be not significant enough to warrant the removal of all channel samples from the estimation process.

It was decided that both sample types were required to provide the best assessment of the deposit with reconciliation results supporting the usage of channels and drill holes.

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14.7

Conditional simulation of primary veins

Simulation, as stated by Sinclair and Blackwell (2002), ‘involves an attempt to create an array of values that has the same statistical and spatial characteristics as the true grades; however, values are generated on a much more local scale than that for which true grade information is available.’ If the simulated data, which reproduces the variance of the input data, both in a Univariate sense (histogram models) and spatially (variogram models), honors the known sample points the technique is conditional simulation, as first described by Journel (1974). The simulation is not an estimate but a set of values that have the same general statistical character of the original data. A simulation approach will reflect local grade variations, as simulated arrays of values are constructed to vary on the same scale as the true variations of sample grades, whereas most estimation methods, such as kriging, will smooth the spatial distribution of grade and lower the variance compared to the true block values (Ravenscroft, 1992).

The simulation produces values (i.e. grades) at the nodes of an extremely fine grid such that the character of the simulated deposit or domain is almost perfectly known by a large set of punctual values. The geostatistical simulation generates an equi-probable image of the reality. Simulation is then repeated, (e.g. 50 times) resulting in a different set of values (realizations) for the grid nodes each time. The sequence of nodes to be simulated is random, incorporating the samples within a specified search ellipse and the input model, to generate the new grid. The random sequence of points ensures that each realization is unique while adhering to the same input models. Accuracy of the realizations is dependent on the methodology used and quality of data provided. Kriging will only provide an average estimation whereas the realizations of the simulation when combined will approximate the kriged estimate.

Sequential Gaussian Simulation (SGS) was chosen for simulating the silver and gold grades of the Bonanza, Trinidad, Stockwork and Fortuna veins. These represent the most important vein structures at the San Jose operation where all mining is presently focused.

By simulating grades into a fine grid of nodes and re-blocking to the selective mining unit (SMU) conditional bias is eliminated and recoverable resources can be reported at the SMU scale. This methodology is designed to reduce the effect of localized over-smoothing of grades and provide a superior comparison between the resource model and what is recovered underground during grade control.

14.7.1   Data declustering

Descriptive statistics of sample populations within a domain may be biased by clustering of sample data. This is a particular problem if the data is being used for simulation as the realizations generated reproduce the grade distribution of the input data. If this distribution is biased due to clustering so will the realizations generated during simulation. To reduce bias caused by clustering of sample data, Fortuna declustered the input sample data using a grid system that applies weights inversely proportional to the number of composites in a grid square. A range of grid sizes were tested for each vein to establish the size that provides the most unbiased grade distribution. This is determined by increasing the grid size along strike and down dip until any change in mean grade stabilizes. Grid sizes used for declustering each vein are shown in Table 14.4.

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Table 14.4 Grid size for declustering

Vein	Grid size (Y and Z directions)	Grade	Original Mean	Declustered Mean	Diff. (%)
Bonanza	45 m x 30 m	Ag (g/t)	210	171	-19
		Au (g/t)	1.95	1.43	-27
Trinidad	35 m x 35 m	Ag (g/t)	221	196	-11
		Au (g/t)	1.20	1.21	+1
Stockwork	35 m x 35 m	Ag (g/t)	225	162	-28
		Au (g/t)	1.70	1.61	-5
Fortuna	45 m x 40 m	Ag (g/t)	127	153	+20
		Au (g/t)	1.06	1.24	+17

The declustering weights applied result in an adjustment in the grade distribution for each vein as displayed in Figure 14.3.

Figure 14.3 Grade distributions of declustered grades by vein

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14.7.2   Grade correlation

It is important that the relationship between constituents is maintained in each of the realizations produced during simulation. Subsequently the correlation between gold and silver grades has been investigated for each vein (Table 14.5).

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Table 14.5 Correlation coefficients of gold and silver grades by vein

Vein	Correlation coefficient
Bonanza	0.82
Trinidad	0.93
Stockwork	0.70
Fortuna	0.87

A strong positive correlation exists between gold and silver composite grades in each of the primary domains. The correlation statistics are reinforced by examining scatterplots of Ag and Au grades for the different veins where a strong positive relationship is displayed (Figure 14.4). The numerous values at 2.5 g/t Ag and 0.025 g/t Au are due to values below the detection limit being reset to half the detection limit. These represent a small proportion of the overall composite numbers (<1 percent) and are not regarded as problematic.

Figure 14.4 Scatter plot of silver versus gold grades by vein

It is expected that similar correlation coefficients and positive grade relationships are present in the realizations to ensure reasonable silver equivalent grades are estimated.

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These correlations have been tested as part of the validation process as described in Section 14.7.10.

14.7.3   Normal score transformation

Normal Score transformation is the process of transforming data that does not conform to a Gaussian distribution by using hermite polynomials. A Gaussian model is generated so that SGS can be performed successfully. Sample data is then back transformed to recreate the original distribution once the conditional simulation has been completed. The declustered weights are taken into account during this process to ensure the input and output grade distributions are unbiased. The process is demonstrated by Figure 14.5, which displays the silver distribution within the Bonanza vein before and after normal score transformation. The normal score transformation was performed using the NSCORE process in GSLIB.

Figure 14.5 Grade distributions of declustered and normal score transformed grades in the Bonanza vein

Once the data has been successfully transformed into a Gaussian distribution the normal score values spatial continuity is modeled to ensure this is also reproduced in the simulated realizations.

14.7.4   Continuity analysis

Continuity analysis refers to the analysis of the spatial correlation between sample pairs to determine the major axis of spatial continuity.

Horizontal, across strike, and down dip continuity maps were examined (and their underlying variograms) for Ag and Au to determine the directions of greatest and least continuity. As each vein has a distinct strike and dip direction analysis was only required to ascertain if a plunge direction was present.

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Continuity maps of the dip plane were examined to ascertain if a plunge was present in any of the veins. An example of the continuity map is displayed in Figure 14.6 (the lower the value the better the continuity with values greater than one representing no continuity) The presence of a distinctive plunge in the grade continuity could not be established for any of the veins and therefore variograms were modeled along strike and down dip.

Figure 14.6 Continuity map of normal score Ag values for the Bonanza vein dip plane

14.7.5   Variogram modeling

The next step is to model the variograms for the major, semi-major, and minor axes. This exercise creates a mathematical model of the spatial variance that can be used by the SGS algorithm. The most important aspects of the variogram model are the nugget and the short range characteristics. These aspects have the most influence on the simulation of grade.

The nugget effect is the variance between sample pairs at the same location (zero distance). Nugget effect contains components of inherent variability, sampling error, and analytical error. A high nugget effect implies that there is a high degree of

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randomness in the sample grades (i.e., samples taken even at the same location can have very different grades). The best technique for determining the nugget effect is to examine the downhole variogram calculated with lags equal to the composite length.

After determining the nugget effect, the next step is to model directional variograms in the three principal directions based on the directions chosen from the continuity maps (Figure 14.7). It was not always possible to produce a variogram for the minor axes, and in these cases the ranges for the minor axes were taken from the downhole variograms, which have a similar orientation (perpendicular to the vein) as the minor axes.

Figure 14.7 Modeled variograms for normal score Ag grades in the Bonanza vein

Variogram parameters for each vein are detailed in Table 14.6. Continuity analysis and variogram modelling were conducted in Supervisor version 8. It should be noted that the parameters reported in Table 14.6 are related to the normal scored modelled variograms used in the simulation process and are not back-transformed. Considerably higher nuggets are observed for both silver and gold in all veins modelled when a back-transformation is applied that corresponds with the heterogeneous nature of the mineralization.

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Table 14.6 Variogram model parameters

Vein	Metal	Major axis orientation	C0§	C1§	Ranges (m)†	C2§	Ranges (m)†	C3§	Ranges (m)†
Bonanza	Ag	00° → 160°	0.31	0.20	13,10,4	0.31	28,28,21	0.18	400,400,400
	Au	00° → 160°	0.27	0.24	13,7,4	0.34	28,31,19	0.15	400,400,400
Trinidad	Ag	00° → 170°	0.15	0.40	10,9,4	0.20	26,51,11	0.25	400,90,40
	Au	00° → 170°	0.25	0.30	10,6,4	0.25	25,53,12	0.20	400,85,18
Stockwork	Ag	00° → 160°	0.35	0.25	17,13,8	0.15	34,36,22	0.25	250,42,52
	Au	00° → 160°	0.30	0.20	14,10,7	0.20	29,43,17	0.30	300,60,80
Fortuna	Ag	00° → 170°	0.20	0.40	10,19,5	0.40	44,23,6
	Au	00° → 170°	0.30	0.30	20,34,6	0.40	61,43,8
Note: § variances have been normalised to a total of one; † ranges for major, semi-major, and minor axes, respectively; structures are modelled with a spherical model

14.7.6   Opinion on the quality of the modeled variograms

Modeling of variograms can be somewhat of a subjective process depending on the quality of the experimental variograms. Confidence in the modeled variograms for the Bonanza, Trinidad and Stockwork domains is high due to the clearly defined continuity displayed by the experimental variograms. The confidence is lower for the Fortuna vein due to the low composite numbers resulting in poor experimental variograms. However, the majority of the Fortuna vein has already been extracted and does not represent a significant component of the San Jose Mineral Resource.

14.7.7   Selective mining unit

The ultimate purpose of the simulation process is to estimate the tonnes and grade of recoverable resource in accordance with the mining methods employed at the operation. Subsequently an appropriate selective mining unit (SMU) has been chosen based on reconciliation results and the equipment used for extraction underground. An appropriate SMU has been determined to be 4 m x 4 m x 4 m. The 4 m width and height of the block corresponds to the typical equipment size. The block size represents the volume of material (64 m3) upon which a decision of ore or waste is typically made.

In addition to the SMU size a panel block size has also been determined based on the sample spacing. This represents the minimum block size at which a linear estimate can provide an unbiased, unsmoothed estimate using the available data, known to be approximately half the sample spacing. The panel block size has been determined to be 4 m x 12 m x 12m.

Block model parameters used for compiling the finalized Trinidad Deposit model containing all vein information is detailed in Table 14.7.

Table 14.7 Block model parameters

Direction	Model Origin	SMU block size (m)	No. of blocks	Panel block size (m)	No. of blocks
Easting	744960	4	123	4	123
Northing	1846000	4	501	12	167
Elevation	800	4	192	12	64

The veins’ geometry has also been considered in the block modeling process. The narrow and undulating nature of the vein means that the entire block is often not spatially located within the vein wireframe. Subsequently a proportion of the block can be regarded as being vein material and a proportion as waste (outside the vein

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wireframe). So as to ensure the volumes are accurately represented a field has been stored in the block model detailing the proportion of the block that is considered as vein material. This has been undertaken for both the SMU and panel sized blocks. A volume comparison between the wireframe and the block model proportions was conducted to validate the process. This proportion has been used when estimating recoverable resources.

14.7.8   Node spacing

To ensure representative grade variability at the SMU scale sufficient nodes must be simulated within each block. The optimum SMU size was determined to be 4 m x 4 m x 4 m based on the mining equipment size and reconciliation results. The node spacing for simulation was set at 2 m x 2 m x 2 m. This ensures that eight nodes represent each SMU block. Fortuna regards this as being sufficient to represent the grade variability when the eight nodes are averaged to estimate the grade of the SMU.

In the case of the Bonanza and Trinidad veins the total number of nodes required to simulate the entire vein exceeds the maximum that can be processed by the program so the vein was subdivided and simulated separately then combined post-simulation. The Bonanza vein was split into three parts based on northing coordinates (south <1846940N, mid >1846940N <1847380N, and north>1847380N) with channels and drill hole samples selected within 100 meters of the partition to prevent an edge effect. The Trinidad vein was also split into three parts based on northing coordinates (south <1847000N, mid >1847000N <1847400, and north >1847400) with the same 100 m buffer zone.

14.7.9   Sequential Gaussian Simulation

Sequential Gaussian Simulation (SGS) was run using the SGSIM process of GSLIB. SGS is performed using the following steps:

1)

The node grid, normal score sample data and variography are input into the SGSIM process. Search neighborhoods were set to match the orientation and distances as modeled in the variograms (Table 14.6)

2)

A random path is set up so each node is visited once

3)

The first node is kriged using simple kriging based on the sample data within the specified search ellipse

4)

A Cumulative Distribution Frequency (CDF) is generated for the node using the estimated mean and kriging variance. SGS kriges using Gaussian data which has a symmetrical distribution, subsequently the estimated mean approximates the mean of the normal distribution and the kriging variance approximates the variance of the normal distribution

5)

A value is randomly sampled from the CDF using a Monte Carlo simulation and assigned to the node

6)

The process then moves to the next node and is repeated, using the original sample data and the previously simulated nodes

7)

This is repeated until all nodes have been simulated

8)

Once all nodes are simulated the process begins again with a new random path to produce successive realizations, all are different and all are equi-probable

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The variability that is incorporated in the simulations depends on the spread of the CDF (step 4). In SGS this is a factor of the kriging variance and hence is a factor of the variogram and the data spacing. SGS assumes strict stationarity in the data as it uses simple kriging. This means that the mean and variance should be consistent across a domain.

Upon completion of the SGS process the simulated node values are back-transformed from a Gaussian distribution to the original grade distribution using the BACKTR program from GSLIB.

14.7.10   Simulation validation

All simulations need to be validated prior to post processing. Validation steps included the following:

•

Visual validation: Visual comparison of the simulated models with the input data to ensure sensible orientations of continuity and sensible grade distributions.

•

Variogram reproduction: Variograms generated using the simulated results were examined to ensure they honored the input variograms. The San Jose simulations have large numbers of nodes and it is impractical to calculate variograms from the full node set. As an alternative a selection of 10,000 random nodes was performed for a realization and variograms generated from this data (Figure 14.8).

Figure 14.8 Experimental grade continuity from simulated silver grades of the Bonanza vein compared with modeled variograms from input composite grades

Variogram for Normal Score value
Direction 1: -80-->070
Lag 10
Sph(0.18, 400)
Sph(0.31, 28)
Sph(0.2, 10)
N(0.31)
Gamma (1.000)
Pair Counts
Sample Separation (m)
NormalScores Variogram for SIMAG1
Direction 1: -80-->070
Lag 10
Sph(0.18, 400)
Sph(0.31, 28)
Sph(0.2, 10)
N(0.31)
Gamma (1.000)
Pair Counts
Sample Separation (m)
NormalScores Variogram for SIMAG2
Direction 1: -80-->070
Lag 10
Sph(0.18, 400)
Sph(0.31, 28)
Sph(0.2, 10)
N(0.31)
Gamma (1.000)
Pair Counts
Sample Separation (m)
NormalScores Variogram for SIMAG3
Direction 1: -80-->070
Lag 10
Sph(0.18, 400)
Sph(0.31, 28)
Sph(0.2, 10)
N(0.31)
Gamma (1.000)
Pair Counts
Sample Separation (m)

August 20, 2016	Page 108 of 189

•

Quantile-Quantile (QQ) plots: Comparison of the statistical distributions of the simulations against the input data. Each simulation should reproduce the input declustered data distribution and hence the QQ plots were checked to ensure they displayed an approximate 1:1 relationship (Figure 14.9).

Figure 14.9 Quantile-Quantile plot of simulated silver grades versus input composite silver grades for the Bonanza vein

•

Correlation reproduction: Correlation statistics between silver and gold grades were checked to ensure the relationship between elements of interest were maintained. Additionally, cross-variograms were generated to ensure a similar spatial relationship in correlation continuity as that of the input data

•

Grade distribution: The grade distribution of each simulation was compared to the original grade distribution of the input data through histograms

Initially only three realizations were generated for silver and gold for each primary vein. These realizations were validated and alterations were made to the minimum/maximum number of composites and search ellipse neighborhoods to optimize the simulations. The following stipulations were used to simulate each node.

•

Minimum of one composite (rarely the case due to the density of sampling)

•

Maximum of twelve composites

•

Maximum of eight simulated nodes for silver and two simulated nodes for gold

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Upon validation of the preliminary realizations the SGSIM process was re-run but with an output of 50 realizations. These realizations were also validated using the above steps.

Validation checks suggested that the simulations were slightly over-smoothing the grade variability and this is by design to take into account misclassification of blocks during mining. A slightly conservative approach to the grade simulation was regarded as reasonable.

14.7.11   Re-blocking

Re-blocking of the nodes smooths the results, taking into account the volume variance effect and the required change of support to move from point support to block support. Each realization has been re-blocked by averaging the 8 nodes to provide grades at the 4 m x 4 m x 4 m SMU block size. The re-blocking process was performed using the BLKAVG program in GSLIB. The corresponding simulated SMU grades were exported from GSLIB and imported into Datamine Studio for post-processing and validation.

14.7.12   Recoverable resources

Re-blocking provides 50 validated realizations representing each of the primary veins at the SMU block scale. Each one of these 50 realizations is equi-probable, however the simulated grades of an individual realization is known to be poor at the local scale. To provide a better estimate of the grade trends and the Mineral Resource all 50 realizations must be considered at the same time (Journel and Kyriakidis, 2004). Taking the average of all simulations would over-smooth the estimate at the cut-off of interest and produce a result similar to a kriged estimate. Instead the recoverable resource has been evaluated.

To estimate the recoverable resource, simulations are post-processed to report what proportion of the panel block (4 m x 12 m x 12 m) is above a specified cut-off grade and what the average grade of that proportion is (Figure 14.10) in relation to the SMU block size (4 m x 4 m x 4 m).

Figure 14.10 Schematic demonstrating recoverable resource concept

Panel Blocks (12 m x 12m)
Proportion and grade of block that are recoverable at the SMU (4m x 4m) scale at the cut-off grade of interest.

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As the cut-off is reported using a silver equivalent grade, simulated grades for gold and silver have been combined for each of the 50 realizations using the below formulae based on long term metal prices and actual plant recoveries observed over the previous 12 months.

Ag Eq. (g/t) = Ag (g/t) + (Au (g/t)*((1,140/19)*(89/89))) or

Ag Eq. (g/t) = Ag (g/t) + (Au (g/t)*60)

Care was taken to match corresponding realizations (i.e. realization 1 of silver was combined with realization 1 of gold to produce Ag Eq realization 1) to ensure the strong positive correlation was maintained when calculating the silver equivalent grades.

New fields were generated in the model representing a) the proportion of the block that is estimated to be greater than the cut-off (e.g. PROP100) and b) the grade that that proportion represents (e.g. AG_E100, AG_100 and AU_100). Tonnes and grade of the recoverable resource have been estimated for a range of Ag Eq (g/t) cut-off grades to effectively provide a grade tonnage curve at the SMU scale. To validate the recoverable resource estimate the result was compared to selected individual realizations to ensure the grade variability was maintained. To do this, 50 realizations were ranked based on the mean Ag Eq (g/t) grade. The realizations ranked at the 5th, 50th and 95th percentiles were selected and grade tonnage curves calculated for each of these three individual realizations and compared to the recoverable resource for each vein.

The recoverable resource grade tonnage curve displayed a similar result as the 50th percentile realization (Figure 14.11). This is to be expected and indicates that the recoverable resource is providing a reasonable evaluation of the tonnes and grade at a range of Ag Eq (g/t) cut-off grades.

Figure 14.11 Grade tonnage curves of the recoverable resource and selected realizations for silver equivalent grades in the Bonanza vein

Bonanza - Grade tonnage curves
SGS 5% C.I. - SIM12
SGS 50% C.I. - SIM14
SGS 95% C.I. - SIM38
Recoverable Resource
Mean Ag (g/t) at denoted Ag Eq (g/t) cut-off grade
Tonnes at denoted Ag Eq (g/t) cut-off grade
0
100
200
300
400
500
600
0
2,000,000
4,000,000
6,000,000
8,000,000
10,000,000
12,000,000
14,000,000
16,000,000
18,000,000
20,000,000
250
225
200
175
150
125
100
75
50
25
0

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The recoverable resource results have been combined with the block model detailing the proportion of the block that is vein material. Blocks that have been mined or are regarded as being sterilized or inaccessible have also been removed to allow for the finalized evaluation of the Mineral Resource in the primary veins.

The final simulated model is locally validated using SWATH plots and visual validation (Figure 14.12) comparing the simulated grades at the zero cut-off grade, to the declustered input grades, an inverse distance weighted estimate, and polygonal estimate.

Figure 14.12 Visual validation of simulated block grades versus composites for the Bonanza vein

With the evaluation of the primary veins completed an estimation of the secondary veins was conducted.

14.8

Grade estimation of secondary veins

Veins that had insufficient samples for meaningful variographic analysis included the Paloma vein, Bonanza HW splay, Trinidad HW splay, Trinidad FW splay, Trinidad FW2 splay, Stockwork2, and Stockwork3. These collectively are referred to as the secondary veins.

Estimation of the secondary veins, as well as the lead, zinc and copper grades in the primary veins was performed using IPD employing a power of two, based on test work conducted in a previous resource estimate (Lechner and Earnest, 2009). Lead, zinc, and copper grades were estimated to allow the operation to monitor areas where grades may be sufficiently elevated to result in penalties being applied to concentrate sales.

The sample data and the blocks were categorized into their mineralized domains for the estimation (Section 14.5). The sample data were composited (Section 14.6.1) and, where necessary, top cut (Section 14.6.4) prior to estimation. Block size selection matched that used in the simulations, corresponding to the SMU size of 4 m x 4 m x 4 m. Each block

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is discretized (an array of points to ensure grade variability is represented within the block) into 2 by 2 by 2 points and grade interpolated into parent cells (Datamine ESTIMA parameter PARENT=1). Search neighborhoods used for estimation were as follows:

•

A search range of approximately 25 m to 30 m along strike and down dip and 10 m across the vein.

•

A minimum of 3 composites per estimate.

•

A maximum of 6 composites per estimate.

The search ellipsoid used to define the extents of the search neighborhood has the same orientation as the vein being estimated.

Distances used were designed to match the configuration of the drill hole data (i.e., areas of sparse drilling have larger ellipses than more densely drilled or sampled areas). This was achieved by using a dynamic search ellipsoid where a second search equal to two times the original was used wherever the first search did not encounter enough samples to perform an estimate; if enough samples were still not encountered, a third search equal to six times the original range and requiring one composite was used. If the minimum number of samples required will still not encountered, no estimate was made.

14.8.1   Estimation validation

Validation of the silver and gold grade estimates of the secondary veins was undertaken using the following methods:

•

Global comparison of the estimated grades with a polygonal estimate

•

Local comparison of the estimated grades with the input data

•

A visual comparison of the estimated models with the input data to ensure sensible orientations of continuity and sensible grade distributions

•

Reconciliation of estimates against production

14.9

Density

There is a total of 1,802 density measurements taken by Minera Cuzcatlan of drill core as of June 30, 2015. A further 76 density measurements have been taken from underground workings but the results differ significantly from those observed in the drill core and have been discarded at this time due to suspicion of preferential sampling. Due to the insufficient spatial coverage of density measurements, estimation was regarded as being inappropriate.

Drill core samples used to determine density have been taken of both vein and non-vein material. Samples of vein material are dominated by measurements taken from the Bonanza, Trinidad, and Stockwork Zone, comprising 876 of the 980 vein total. Results of the density measurement analysis are detailed in Table 14.8 and Figure 14.13.

Table 14.8 Density statistics by vein

Material	No. of samples	Mean (t/m3)	Minimum	Maximum	Std Dev
Vein	980	2.62	1.97	3.18	0.08
Non-vein	822	2.60	2.32	2.89	0.06
Total	1,802	2.61	1.97	3.18	0.07

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Based on the above statistics and reconciliation results it was decided that the density of mineralized material be set at 2.62 g/cm3 until additional density measurements are collected.

Figure 14.13 Histograms of density measurements

14.10

Mineral Resource reconciliation

The ultimate validation of the block model is to compare actual grades to predicted grades using the established estimation parameters. A comparison of the estimation against mineral in-situ reconciliation figures (SMU blocks estimated as being above cut-off grade during extraction) from January 1, 2013 to June 30, 2015. The results of this evaluation are displayed in Table 14.9.

Table 14.9 Reconciliation of the Mineral Resource estimate against production

Period	Mineral In-situ			Block Model			Difference
	Tonnes	Ag (g/t)	Au (g/t)	Tonnes	Ag (g/t)	Au (g/t)	Tonnes	Ag	Au
Quarter 1-2, 2013	198,081	206	1.81	206,735	235	1.77	5%	14%	-2%
Quarter 3-4, 2013	223,571	221	1.61	220,784	244	1.69	-1%	10%	4%
Quarter 1-2, 2014	271,392	276	2.00	304,906	266	1.88	12%	-3%	-6%
Quarter 3-4, 2014	265,081	278	2.09	312,552	271	2.02	18%	-3%	-3%
Quarter 1-2, 2015	277,154	261	2.03	302,604	282	2.12	9%	8%	1%

Comparison of the mineral in-situ against the block model indicates the parameters used in the estimation process are reasonable with a difference of less than 10 percent for tonnes, silver, and gold grades with the exception of the silver grades in the first semester 2013 when it is believed mineral in-situ silver grades were underestimated; and tonnes in the last three quarters which is thought to be due to unexpected internal waste in the Stockwork Zone.

14.10.1   Mineral Resource depletion

All underground development and stopes are regularly surveyed using Total Station methods at San Jose as a component of monitoring the underground workings. The

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survey information is imported into Datamine and used to generate 3D solids defining the extracted regions of the mine. Each wireframe is assigned a date corresponding to when the material was extracted providing Minera Cuzcatlan a detailed history of the progression of the mining.

The 3D solids are used to identify resource blocks that have been extracted and assign a code that corresponds to the date of extraction. Table 14.10 details the codes stored in the resource block model and the date ranges that they represent.

Table 14.10 Depletion codes stored in the resource block model

Field	Description
OLDUG	Historically extracted regions
UG11%	Mineral extracted in 2011 (from August 2011)
UGQ12_12	Mineral extracted from January 1 to June 30, 2012
UGQ34_12	Mineral extracted from July 1 to December 31, 2012
UGQ12_13	Mineral extracted from January 1 to June 30, 2013
UGQ34_13	Mineral extracted from July 1 to December 31, 2013
UGQ12_14	Mineral extracted from January 1 to June 30, 2014
UGQ34_14	Mineral extracted from July 1 to December 31, 2014
UGQ12_15	Mineral extracted from January 1 to June 30, 2015

Removal of extracted material often results in remnant resource blocks being left in the model that will likely never be exploited. These represent inevitable components of mining such as pillars and sills, or lower grade peripheral material that was left behind. To take account of this, areas were identified by the mine planning department as being fully exploited, and any remnant blocks within these areas were identified in the block model using the code “RM = 1” and excluded from the reported Mineral Resources. This included all material identified as extracted or sterilized between July 1 through to December 31, 2015.

The proportion field for each cut-off grade (i.e. PROP100) takes into account the proportion of the block that has been depleted and removes any blocks that are regarded as remnant.

14.11

Mineral Resource classification

Resource confidence classification considers a number of aspects affecting confidence in the resource estimation, such as:

•

Geological continuity (including geological understanding and complexity)

•

Data density and orientation

•

Data accuracy and precision

•

Grade continuity (including spatial continuity of mineralization)

•

Simulated grade variability

14.11.1   Geological continuity

There is substantial geological information to support a good understanding of the geological continuity of the primary veins at the San Jose Property. Exploration and definition drilling conducted on an approximate 25 m x 25 m grid has supported the

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geological continuity of the Bonanza, Trinidad, Fortuna, and Stockwork veins along strike and down dip.

Understanding of the vein systems is greatly increased by the presence of extensive underground workings allowing detailed mapping of the geology. Underground observations have increased the ability to accurately model the mineralization. The proximity of resources to underground workings has been taken into account during resource classification.

Confidence in the geological continuity of the secondary veins is lower as there tend to be fewer intercepts. The uncertainty in the geology of the secondary veins has been taken into account during classification.

14.11.2   Data density and orientation

The estimation relies on two types of data, channel samples and drill holes. Minera Cuzcatlan has explored the primary veins using a drilling pattern spaced roughly 25 m apart along strike and down dip. Each hole attempts to intercept the vein perpendicular to the strike of mineralization but this is rarely the case, with the intercept angle being generally between 60 to 90 degrees.

In the primary veins, exploration drilling data is supported by underground information including channel samples taken at approximately 3 m intervals perpendicular to the strike of the mineralization. Geological confidence and estimation quality are closely related to data density and this is reflected in the classification.

14.11.3   Data accuracy and precision

Classification of resource confidence is also influenced by the accuracy and precision of the available data. The accuracy and the precision of the data is determined through QAQC programs and through an analysis of the methods used to measure the data.

All exploration drill core is sent to ALS Chemex for sample preparation and analysis. Channel samples were sent to both the ALS Chemex and Cuzcatlan laboratories for preparation and analysis prior to February 24, 2012. After this date underground channel samples have been sent to the Cuzcatlan laboratory and ALS Chemex has been used as an umpire laboratory for duplicate assay purposes.

Quality control results from the Cuzcatlan onsite laboratory and the ALS Chemex laboratory indicate reasonable levels of accuracy with no material issues of sample switching or contamination. Precision levels are lower than what would normally be regarded as acceptable and this is partially due to the variable ‘nuggety’ nature of the mineralization (particularly for gold), and partially due to poor selection of samples for evaluation. When a representative range of grades are assessed the results are regarded as being acceptable. The QC results indicate that grades reported from both laboratories are suitable for Mineral Resource estimation.

14.11.4   Spatial grade continuity

Spatial grade continuity, as indicated by the variogram, is an important consideration when assigning resource confidence classification. Confidence in the variogram characteristics, such as the nugget variance and ranges, strongly influence estimation quality parameters.

The variogram structures for the Bonanza, Trinidad, and Stockwork veins are well defined and there is a high level of confidence in the modeled variograms. The

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structures are not as well defined in the Fortuna vein and some interpretation has been exercised during modeling.

The nugget effect and short range variance characteristics of the variogram are the most important measures of continuity. In the primary veins the normal score variogram nugget effect for Ag and Au is between 15 percent and 31 percent of the total variance. The nugget variance is relatively small in the Trinidad (15 percent) and Fortuna (20 percent) systems for silver grades indicating reasonable continuity at short distances, although the variance is higher for gold. The variability in the Bonanza and Stockwork domains is greater with the nugget variance for silver grades of 31 percent and 35 respectively, demonstrating the higher grade variability present in these veins. It should also be noted that these nugget values relate to the normal score transformed grades and the unaltered data exhibits much higher levels of variance. This helps to explain the low precision levels observed in the QC results. Caution should be exercised in relying on estimated grades representing small volumes due to this variability with results being more likely to be representative over larger volumes (e.g. monthly or quarterly estimates). Ranges (the distance at which continuity between sample grades is no longer present) are approximately 50-60 m down dip and along strike for the Bonanza vein; 30-40 m down dip and along strike in the Trinidad vein; 30-80 m down dip and across strike in the Stockwork domain; and 20-50 m down dip and along strike in the Fortuna vein. These distances are typical for epithermal style mineralization and suggest that a drilling grid of 25 m is reasonable for representative grade simulation in these veins.

14.11.5   Simulated grade variability

Each SMU block is simulated 50 times to provide a spread of potential grades. The variance in the simulated grade is influenced by the variogram, the size of the block being simulated, and the data configuration. The variance in the grade is directly related to the average grade of the constituent of interest. If the average grade is high the variance will tend to be greater than if the constituent of interest has a low average grade (Dimitrakopoulos et al, 2010). So as to standardize the variance between blocks the coefficient of variation value (CVV) has been calculated in the following way:

CVV = Standard deviation of the 50 SMUs/mean of the 50 SMUs

The lower the CVV the smaller the spread in the potential grade of the block and the higher the confidence in the reported grade. Fortuna used the CVV to aid in assignment of resource confidence classifications. The classification strategy has resulted in the expected progression from higher to lower quality estimates when going from Measured to Inferred Resources.

14.11.6   Classification

The Mineral Resource confidence classification of the San Jose Mineral Resource models incorporated the confidence in the drill hole and channel data, the geological interpretation, geological continuity, data density and orientation, spatial grade continuity, and estimation quality. The resource models were coded as Inferred, Indicated, and Measured in accordance with CIM standards. Classification was based on the following steps:

•

Blocks in the primary veins were considered as Measured Resources if on average a minimum of 12 composites, from at least 3 different channels/drill holes were used in the estimate with the nearest sample being within 20 % of

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the variogram range (Bonanza <10 m, Trinidad <12 m, Stockwork <12 m, and Fortuna <13 m). The CVV was on average less than 0.5.

•

Blocks in the primary veins were considered as Indicated Resources if on average a minimum of 10 composites, from at least 2 different channels/drill holes were used in the estimate with the nearest sample being within 40 % of the variogram range (Bonanza <20 m, Trinidad <25 m, Stockwork <25 m, and Fortuna <26 m). The CVV was on average less than 1.0 but greater than 0.5.

•

Blocks in the primary veins were considered as Inferred Resources if a minimum of one composite was used in the estimate with the nearest sample being within 100 % of the variogram range (Bonanza <50 m, Trinidad <60 m, Stockwork <60 m, and Fortuna <65 m). The CVV was on average greater than 1.0.

•

Blocks in the Paloma vein were considered as Indicated Resources if a minimum of four composites, from at least 2 different channels/drill holes were used in the estimate with the nearest sample being within 20 m of the block centroid. All other blocks in the domain were classified as Inferred.

•

Blocks in all other secondary veins that received an estimated grade were classified as Inferred Resources.

•

Perimeter strings were digitized in Datamine and the block model coded as either CLASS=1 (Measured), CLASS=2 (Indicated) or CLASS =3 (Inferred) based on the above steps.

The above criteria ensure a gradation in confidence from Measured to Indicated to Inferred Resource blocks. It also ensures that blocks considered as Measured are informed from at least three sides, blocks considered as Indicated from two sides, and blocks considered as Inferred from one side. An example of a classified vein is provided in Figure 14.14 with the selection criteria used in the categorization.

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Figure 14.14 Long section of Bonanza vein displaying Mineral Resource categorization

Notes:

- Blocks inside green perimeter classified as Measured Resources

- Blocks inside yellow perimeter classified as Indicated Resources

- Blocks inside pink perimeter classified as Inferred Resources

- White markers represent composites intersecting the Bonanza Vein

14.12

Mineral Resource reporting

Mineral Resources have been reported using a silver equivalent cut-off grade based on recoveries reported from the concentrator plant in 2014 (Silver = 89 % and Gold = 89%) and long term metal prices (Silver = $19/oz and Gold = $1,140/oz) as in the following formula.

Ag Eq (g/t) = Ag (g/t) + (Au (g/t)*((1,140/19)*(89/89)))

Mineral Resources have been reported at a range of cut-off grades for comparison purposes (Table 4.2.11). The 100 g/t Ag Eq. cut-off grade is presently used by the operation as the base case and has been highlighted.

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Table 14.11 Mineral Resources as of December 31, 2015 reported at a range of Ag Eq cut-off grades

Category	Ag Eq Cut-off (g/t)	Tonnes (000)	Ag Eq (g/t)	Ag (g/t)	Au (g/t)	Contained Metal
						Ag Eq (Moz)	Ag (Moz)	Au (koz)
Measured	50	713	296	201	1.58	6.8	4.6	36.3
	75	629	327	223	1.74	6.6	4.5	35.2
	100	550	361	246	1.92	6.4	4.3	33.9
	125	481	395	269	2.10	6.1	4.2	32.5
	150	421	431	294	2.29	5.8	4.0	30.9
	175	370	467	319	2.47	5.5	3.8	29.4
	200	326	503	343	2.66	5.3	3.6	27.9
Indicated	50	5,854	275	189	1.44	51.8	35.5	270.8
	75	5,121	305	210	1.59	50.3	34.6	261.7
	100	4,446	339	233	1.75	48.4	33.4	250.4
	125	3,859	373	258	1.92	46.3	32.0	238.0
	150	3,361	408	283	2.09	44.1	30.5	225.4
	175	2,940	443	308	2.25	41.9	29.1	212.9
	200	2,581	479	333	2.42	39.7	27.7	200.8
Measured + Indicated Resources	50	6,568	277	190	1.45	58.6	40.1	307.1
	75	5,749	308	211	1.61	56.9	39.1	296.9
	100	4,996	341	235	1.77	54.8	37.7	284.3
	125	4,340	375	259	1.94	52.4	36.2	270.4
	150	3,781	410	284	2.11	49.9	34.5	256.3
	175	3,309	446	309	2.28	47.4	32.9	242.3
	200	2,908	481	334	2.45	45.0	31.3	228.7
Inferred Resources	50	8,917	283	205	1.29	81.1	58.9	369.2
	75	7,767	315	230	1.43	78.7	57.3	356.9
	100	6,561	357	261	1.61	75.4	55.0	339.9
	125	5,633	398	291	1.78	72.0	52.6	323.2
	150	4,888	437	320	1.95	68.7	50.3	306.9
	175	4,288	476	349	2.11	65.6	48.1	291.3
	200	3,768	516	379	2.28	62.5	45.9	275.9

Notes on Mineral Resources

•

Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves 2010

•

Mineral Resources are estimated as of June 30, 2015 and reported as of December 31, 2015 taking into account production-related depletion for the period through December 31, 2015

•

Mineral Resources as reported in Table 14.11 are inclusive of Mineral Reserves

•

The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues

•

Resources are reported at a range of cut-offs for sensitivity purposes with the base case highlighted (100 g/t Ag Eq)

•

Metal prices used in the Ag Eq evaluation are US$19/oz for silver, US$1,140/oz for gold

•

Metallurgical recovery values used in the Ag Eq evaluation are 89 % for silver and 89 % for gold

•

Measured + Indicated Resources totaling 0.44 Mt containing 5.4 Moz of silver and 31.5 koz of gold, and Inferred Resources totaling 4.8 Mt containing 42.4 Moz of silver and 241.7 koz of gold reported at a 100 g/t Ag Eq cut-off grade, are located in the Taviche Oeste concession and subject to a 2.5 % royalty

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•

The quantity and grade of the Inferred Resources reported in this estimation are conceptual in nature, and it is uncertain if further exploration will result in upgrading of the Inferred Resources to Indicated or Measured Resources

•

Measured Resource tonnes are rounded to the nearest thousand

•

Totals may not add due to rounding

The Mineral Resource can be further assessed by examining the tonnes and grade associated with each vein at the reported cut-off grade (Table 14.12).

Table 14.12 Mineral Resources as of December 31, 2015 reported by vein at a 100 g/t Ag Eq cut-off grade

Category	Vein	Tonnes (000)	Ag Eq (g/t)	Ag (g/t)	Au (g/t)	Contained Metal			Average Thickness (m)*
						Ag Eq (Moz)	Ag (Moz)	Au (koz)
Measured	Bonanza	260	381	245	2.26	3.18	2.05	18.9	9.2
	Bonanza (North)#	8	365	256	1.82	0.10	0.07	0.5	13.8
	Trinidad	134	322	242	1.33	1.39	1.05	5.7	7.1
	Fortuna	6	294	206	1.45	0.06	0.04	0.3	5.0
	Stockwork	141	363	250	1.87	1.64	1.14	8.5	31.4
	Total	550	361	246	1.92	6.38	4.34	33.9	14.4
Indicated	Bonanza	1,145	301	202	1.65	11.1	7.4	60.7	5.7
	Bonanza (North)#	358	336	237	1.64	3.9	2.7	18.9	7.3
	Trinidad	652	315	227	1.46	6.6	4.8	30.6	4.8
	Trinidad (North)#	317	580	435	2.42	5.9	4.4	24.6	5.9
	Paloma	98	285	188	1.61	0.9	0.6	5.1	2.1
	Fortuna	50	278	192	1.44	0.5	0.3	2.3	4.9
	Stockwork	1,687	334	224	1.85	18.1	12.1	100.2	17.4
	Stockwork Splay	137	324	216	1.80	1.4	1.0	8.0	5.2
	Total	4,446	339	233	1.75	48.4	33.3	250.4	10.1
Inferred Resources	Bonanza	531	272	182	1.51	4.6	3.1	25.7	2.4
	Bonanza (North)#	855	369	268	1.68	10.1	7.4	46.2	3.5
	Bonanza HW splay	187	634	394	4.00	3.8	2.4	24.0	4.0
	Trinidad	375	309	232	1.29	3.7	2.8	15.6	3.8
	Trinidad (North)#	1,658	490	369	2.01	26.1	19.7	107.2	5.4
	Trinidad HW splay	30	212	137	1.25	0.2	0.1	1.2	2.6
	Trinidad FW splay	50	220	175	0.76	0.4	0.3	1.2	3.8
	Trinidad FW2 splay#	141	194	152	0.69	0.9	0.7	3.1	5.3
	Paloma	27	262	167	1.59	0.2	0.1	1.4	1.6
	Fortuna	25	281	194	1.46	0.2	0.2	1.2	3.2
	Stockwork	374	342	236	1.77	4.1	2.8	21.4	4.7
	Stockwork Splay	49	294	196	1.63	0.5	0.3	2.6	4.2
	Stockwork 2#	1,112	315	236	1.32	11.3	8.4	47.2	10.8
	Stockwork 3#	1,147	249	181	1.14	9.2	6.7	42.0	9.6
	Total	6,561	357	261	1.61	75.4	55.0	339.9	6.3

Notes detailed below Table 14.11 are applicable to these Mineral Resources

# Bonanza North, Trinidad North, Stockwork 2, Stockwork 3, and Trinidad FW2 located in Trinidad North discovery (see Figure 14.15)

*Average thickness calculated by spearing the block model at 2 m intervals in an east to west direction

The figures demonstrate the importance of the presently mined Stockwork Zone to the silver and gold ounces with the average width of the Stockwork Zone being significantly greater than other mineralized domains and infill drilling continuing to expand the extent of this domain to the south and at higher elevations.

An important addition to the Inferred Resources has been attributed to the step-out drilling program focused north of 1847300N and generally below 1200 masl elevation,

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in the Trinidad North discovery area (Figure 14.15) as detailed in previous press releases (Fortuna, 2013a; Fortuna, 2013b; Fortuna, 2013c; Fortuna, 2013d; Fortuna, 2013e; Fortuna, 2013g; Fortuna, 2014a; Fortuna, 2014c; Fortuna, 2014d; Fortuna, 2014e; Fortuna, 2014f)).

Figure 14.15 Trinidad North discovery

South
1847000
1847500
1848000
North
Surface
Drill Stations
Measured and Indicated Resources
5.0 Mt at 235 g/t Ag, 1.77 g/t Au
(341 g/t Ag Eq)
(Including Trinidad North)
Trinidad North
Inferred Resources
6.6 Mt at 261 g/t Ag, 1.61 g/t Au
(357 g/t Ag Eq)
(Including Trinidad North)
Trinidad North
Measured and Indicated Resources
0.7 Mt at 329 g/t Ag, 2.00 g/t Au
(450 g/t Ag Eq)
Inferred Resources
4.9 Mt at 271 g/t Ag, 1.56 g/t Au
(365 g/t Ag Eq)
at 100 g/t Ag Eq cutoff
Fortuna Silver Mines Inc.
2015 Step-out Drill Program
Mineral Resources
(as of December 31, 2015)
Longitudinal Section (Looking West)
San Jose Mine, Oaxaca, Mx
Datum: NAD27, UTM Zone 14N
20160203
Mine Workings
Mineral Resources
Measured
Indicated
Inferred
Bonanza Vein Intercepts as of December 31, 2015
Trinidad North - 2015 Boundary
0 100 200 300 400 500
m

The Trinidad North discovery comprises the extension of the Bonanza and Trinidad veins to the north as well as the Trinidad FW2 splay, Stockwork2, and Stockwork3 domains. Measured and Indicated Resources for the Trinidad North discovery total 0.7 Mt at a 100 g/t Ag Eq cut-off containing an estimated 7.2 Moz Ag and 44 koz gold or 9.9 Moz Ag Eq. Inferred Resources total 4.9 Mt at a 100 g/t Ag Eq cut-off containing an estimated 42.8 Moz Ag and 245 koz gold or 57.6 Moz Ag Eq (Table 14.13). The Trinidad vein component of this area is of particular interest containing significantly higher grades than the deposit average (Table 14.12). The highest grades are located in the center and at depth of the Trinidad North discovery area grading to more average deposit grades towards the northern limit of the deposit.

Infill drilling since June 30, 2015 has confirmed that the main Stockwork Zone and Stockwork 2 domain are connected with significant intercepts encountered in the

August 20, 2016	Page 122 of 189

Trinidad North area. The geological reinterpretation of these infilled areas will be accounted for in the annual resource update and reported at the end of 2016.

Table 14.13 Trinidad North discovery Mineral Resources as of December 31, 2015 reported at a range of Ag Eq cut-off grades

Category	Ag Eq Cut-off (g/t)	Tonnes (000)	Ag Eq (g/t)	Ag (g/t)	Au (g/t)	Contained Metal
						Ag Eq (Moz)	Ag (Moz)	Au (koz)
Measured Resources	50	10	317	221	1.59	0.1	0.1	0.5
	75	9	340	238	1.70	0.1	0.1	0.5
	100	8	365	256	1.82	0.1	0.1	0.5
	125	7	391	274	1.94	0.1	0.1	0.5
	150	6	422	296	2.10	0.1	0.1	0.4
	175	6	456	320	2.26	0.1	0.1	0.4
	200	5	489	344	2.42	0.1	0.1	0.4
Indicated Resources	50	822	383	280	1.72	10.1	7.4	45.6
	75	749	415	303	1.86	9.9	7.3	44.7
	100	675	450	330	2.01	9.8	7.2	43.5
	125	606	489	359	2.16	9.5	7.0	42.2
	150	545	528	389	2.32	9.3	6.8	40.7
	175	492	568	419	2.48	9.0	6.6	39.2
	200	445	607	449	2.63	8.7	6.4	37.7
Measured + Indicated Resources	50	831	383	279	1.72	10.2	7.5	46.1
	75	757	414	303	1.86	10.1	7.4	45.2
	100	682	450	329	2.00	9.9	7.2	44.0
	125	613	488	358	2.16	9.6	7.1	42.6
	150	551	527	388	2.32	9.3	6.9	41.1
	175	497	567	418	2.48	9.1	6.7	39.6
	200	450	607	449	2.63	8.8	6.5	38.1
Inferred Resources	50	6,602	291	216	1.25	61.7	45.7	265.7
	75	5,803	322	239	1.38	60.0	44.6	257.7
	100	4,913	365	271	1.56	57.6	42.8	245.7
	125	4,228	405	302	1.72	55.1	41.1	233.9
	150	3,687	445	332	1.88	52.7	39.4	222.6
	175	3,255	482	361	2.02	50.5	37.8	211.8
	200	2,873	522	391	2.18	48.2	36.1	200.9

Notes detailed in Table 14.11 are applicable to these Mineral Resources

See Figure 14.14 for cross section showing definition of Trinidad North Discovery area

Trinidad North Discovery Measured and Indicated Resources comprised from Bonanza North and Trinidad North veins

Trinidad North Discovery Inferred Resources comprised from Bonanza North, Trinidad North, Trinidad HW2 splay, Stockwork2 and Stockwork3

Due to the presence of high grade regions in this zone there is the potential to selectively mine the higher grade material of Trinidad North to obtain higher grade tonnes without significantly reducing recoverable silver and gold ounces.

14.12.1   Comparison to previous estimates

Year-on-Year

The press release by Fortuna (2015a) details the Mineral Reserves and Mineral Resources of San Jose as of December 31, 2014 (Table 14.14). Silver equivalent grades were calculated based on long term metal prices of US$19/oz Ag and US$1,140/oz Au and metallurgical recovery rates of 89 percent for Ag, and 89 percent for Au. This

August 20, 2016	Page 123 of 189

resulted in a silver equivalent ratio of Ag Eq = Ag + Au * 60 matching that used in the 2015 update.

Table 14.14 Summary of Mineral Resources reported as of December 31, 2014 at a 100 g/t Ag Eq cut-off grade

Category	Tonnes	Ag Eq (g/t)	Ag (g/t)	Au (g/t)	Contained Metal
					Ag Eq. (Moz)	Ag (Moz)	Au (koz)
Measured	601,000	365	245	1.99	7.0	4.7	38.4
Indicated	4,581,000	332	226	1.77	49.0	33.3	260.7
Measured + Indicated	5,182,000	336	228	1.80	56.0	38.1	299.1
Inferred	7,127,000	361	257	1.75	82.9	58.9	400.8

A comparison of the year-on-year Measured and Indicated Resource tonnes shows a slight decrease from 5.18 Mt to 5.00 Mt with grades increasing from 228 g/t to 235 g/t for silver and decreasing from 1.80 g/t to 1.77 g/t for gold. The Inferred Resource tonnes have decreased from 7.13 Mt to 6.56 Mt with grades increasing from 257 g/t to 261 g/t for silver and decreasing from 1.75 g/t to 1.61 g/t for gold. The primary reasons for these changes are:

•

Production-related depletion of 717,505 t of ore averaging 234 g/t Ag, 1.83 g/t Au totaling 7.24 Moz Ag Eq extracted from December 31, 2014 to December 31, 2015

•

Exploration drilling in the Trinidad North discovery area contributing approximately 0.4 Mt of new Inferred Resources averaging 446 g/t Ag Eq containing an estimated 5.2 Moz Ag Eq although this was offset by a loss of 5.7 Moz Ag Eq due to the re-interpretation of existing Inferred Resources based on the new exploration results in a net loss of 0.5 Moz Ag Eq

•

Infill drilling of the previously established Stockwork Zone in conjunction with underground developments in previously unclassified areas resulted in the identification of 0.4 Mt averaging 453 g/t Ag Eq containing an estimated 5.9 Moz Ag Eq, however this was offset by a loss of 4.0 Moz Ag Eq due to the reinterpretation of existing Indicated Resources resulting in a net gain of 1.9 Moz Ag Eq

•

The infill drilling also led to the upgrading of 0.8 Mt averaging 341 g/t Ag Eq totaling 8.9 Moz Ag Eq into the Measured and Indicated categories resulting in the loss of the same quantity from the Inferred Resources

•

Geological reinterpretation of secondary veins resulted in an additional loss of 2.9 Moz Ag Eq

Taking into account all of the above, the contained silver equivalent ounces in the Measured and Indicated classification decreased slightly from 56.0 Moz Ag Eq to 54.8 Moz Ag Eq (Figure 14.16) while contained silver equivalent ounces in the Inferred classification also decreased from 82.9 Moz to 75.4 Moz Ag Eq (Figure 14.17).

August 20, 2016	Page 124 of 189

Figure 14.16 Waterfall diagram showing changes to Measured + Indicated Resource silver equivalent ounces year-on-year

Figure 14.17 Waterfall diagram showing changes to Inferred Resource silver equivalent ounces year-on-year

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Previous Technical Report

The previous Technical Report filed on November 29, 2013 (Chapman & Kelly, 2013b) details the Mineral Reserves and Mineral Resources as of July 4, 2013 reported using a 70 g/t Ag Eq cut-off grade (Table 14.15). Silver equivalent grades were calculated based on long term metal prices of US$25.14/oz Ag and US$1,391.63/oz Au and metallurgical recovery rates of 89 percent for Ag, and 89 percent for Au.

Table 14.15 Summary of Mineral Resources reported as of July 4, 2013 at a 70 g/t Ag Eq cut-off grade

Category	Tonnes	Ag Eq (g/t)	Ag (g/t)	Au (g/t)	Contained Metal
					Ag Eq. (Moz)	Ag (Moz)	Au (koz)
Measured	406,000	320	207	2.04	4.2	2.7	26.6
Indicated	4,438,000	280	190	1.63	40.0	27.2	232.1
Measured + Indicated	4,844,000	284	192	1.66	44.2	29.9	258.7
Inferred	5,422,000	289	202	1.56	50.4	35.3	272.3

A comparison of the Measured and Indicated Resource tonnes shows a slight increase from 4.84 Mt to 5.00 Mt with grades increasing significantly from 192 g/t to 235 g/t for silver and from 1.66 g/t to 1.77 g/t for gold, primarily due to the higher grades encountered in the definition of the Stockwork Zone. The Inferred Resource tonnes have also increased from 5.42 Mt to 6.56 Mt with grades increasing from 202 g/t to 261 g/t for silver and increasing from 1.56 g/t to 1.61 g/t for gold, due primarily to the exploration drilling of the higher grade Trinidad North Discovery. A breakdown of the reasons for the changes in silver equivalent ounces between the two estimates is detailed in Figure 14.18 and Figure 14.19.

Figure 14.18 Waterfall diagram showing changes to Measured + Indicated Resource silver equivalent ounces compared to previous Technical Report

August 20, 2016	Page 126 of 189

Figure 14.19 Waterfall diagram showing changes to Inferred Resource silver equivalent ounces compared to previous Technical Report

August 20, 2016	Page 127 of 189

Mineral Reserve Estimates

The following chapter describes in detail the Mineral Reserve estimation methodology performed in September 2015 based on the Mineral Resources as of June 30, 2015 as well as adjustments made to take into account operational depletion through December 31, 2015.

Mineral Resources have been reported in three categories, Measured, Indicated, and Inferred. The Mineral Reserve estimate has considered only Measured and Indicated Mineral Resources as only these categories have sufficient geological confidence to be considered Mineral Reserves (CIM, 2014). Measured Resources may become Proven Reserves and Indicated Resources may become Probable Reserves.

15.1

Mineral Reserve methodology

The Mineral Reserve estimation procedure for the San Jose deposit is defined as follows:

•

Review of Mineral Resources in longitudinal sections and grade tonnage curves

•

Evaluate location and dimensions of potential bridges and pillars based on mining methodology (Carter, 2014)

•

Identification of accessible Mineral Resources using current mining practices and based on the mine architecture

•

Removal of inaccessible areas and material identified as pillars or bridges

•

Removal of Inferred Resources

•

Dilution of tonnes and grades based on factors estimated by the Cuzcatlan mine planning department and determined from the six to twelve months of production preceding Mineral Reserve estimation

•

After obtaining the resources with diluted tonnages and grades, the value per tonne of each selective mining unit (SMU) is determined based on metal prices and metallurgical recoveries for each metal

•

A breakeven cut-off grade is determined based on operational costs of production, processing, administration, commercial, and general administrative costs (total operating cost in US$/t) and converted into a silver equivalent grade. If the silver equivalent grade of an SMU is higher than the breakeven cut-off grade, the SMU is considered as part of the Mineral Reserve otherwise the SMU is regarded as part of the Mineral Resource

•

Depletion of Mineral Reserves and Mineral Resources exclusive of reserves relating to operational extraction between July 1 and December 31, 2015

•

Reconciliation of the reserve block model against mine production between July 1 and December 31, 2015 to confirm estimation parameters

•

Mineral Reserve and Mineral Resources exclusive of reserves tabulation and reporting as of December 31, 2015

August 20, 2016	Page 128 of 189

15.2

Mineral Resource handover

The Mineral Resource reported in Table 14.11 is comprised of Measured, Indicated and Inferred categories.

Upon receipt of the block model a review was conducted to confirm the Mineral Resource was reported correctly and to validate the various fields in the model.

For estimating Mineral Reserves, only Measured and Indicated Resources that are considered accessible have been considered. Table 15.1 shows the total of Measured and Indicated Resources that were considered for conversion into Mineral Reserves.

Table 15.1 Measured and Indicated Resources considered for Mineral Reserves

Category	Ag Eq. Cut-off (g/t)	Tonnes	Ag Eq. (g/t)	Ag (g/t)	Au (g/t)

Measured	50	713,000	296	201	1.58
	75	629,000	327	223	1.74
	100	550,000	361	246	1.92
	125	481,000	395	269	2.10
	150	421,000	431	294	2.29
	175	370,000	467	319	2.47
	200	326,000	503	343	2.66
Indicated	50	5,854,000	275	189	1.44
	75	5,121,000	305	210	1.59
	100	4,446,000	339	233	1.75
	125	3,859,000	373	258	1.92
	150	3,361,000	408	283	2.09
	175	2,940,000	443	308	2.25
	200	2,581,000	479	333	2.42

Mineral Reserve estimation process considered the Mineral Resources above a 100 g/t Ag Eq cut-off grade.

15.3

Key Mining Parameters

15.3.1   Mining Recovery

Mining recovery levels vary due to the geometry of the vein and geotechnical characteristics of the material being mined. Some mineralized material cannot be economically extracted due to its isolated location, thickness being below the minimum mineable width or due to other technical or economic considerations.

If the vein width is greater than 5 meters, mining recovery ranges between 85 and 95 percent, whereas if the vein width is 5 meters or less mining recovery ranges between 95 and 100 percent. In addition, there is a necessity for leaving bridges for each main mine level or sublevel to allow access to the extractable ores.

The overall mining recovery is 85.5 percent which takes into account the presence of pillars in wide veins and bridges for each main mine level.

15.3.2   Dilution

Dilution refers to the waste material (below breakeven cut-off grade) that is not separated from the ore (above breakeven cut-off grade) during mining. Dilution

August 20, 2016	Page 129 of 189

increases ore tonnage while decreasing its grade. It can be defined as the ratio of the tonnage of waste against the total tonnage of ore sent to the mill and is usually expressed as a percentage (William et al, 2001) equation number 1.

Two sources of dilution have been considered for estimating Mineral Reserves, operational (or internal) dilution and mucking dilution.

Operational dilution

Internal dilution was calculated based on mine production data from January to June 2015 by the Planning Department of Minera Cuzcatlan. The process is based on making a comparison of the actual material extracted during mining (mineral extracted) against the planned ore predicted by the reserve block model (Figure 15.1).

Operational dilution was assessed by comparing the geologic structure of the vein (as modeled by the Geology Department) and what was planned for extraction (Planning Department). Waste material is considered to contain no precious metals with silver and gold grades set at a zero gram per tonne value. The data is evaluated in Datamine mining software using macros.

The results of this evaluation taken in conjunction with operational experience indicate the internal dilution is 12.8 percent if a zero grade for the waste material is applied

Figure 15.2 Idealized diagram demonstrating the methodology for determining operating (internal) dilution (William et al, 2001)

August 20, 2016	Page 130 of 189

Mucking dilution

Mucking dilution is based on the underground surveys of the stopes and calculates the percentage of back fill extracted during mucking. Based on this criterion and the twelve months of production preceding the Mineral Reserve estimation this factor has been estimated as 2.3 percent. Back fill is considered to contain no mineralization with silver and gold grades set at a zero gram per tonne value.

Based on the estimated operational and mucking dilution factors related to reserves as of June 2015, the total dilution for the mine is as follows:

Total dilution = 12.8 % Internal dilution + 2.3 % Mucking dilution = 15.0%

15.3.3   Metal prices, metallurgical recovery, and NSR values

Metal prices, metallurgical recoveries and NSR values used in the evaluation of Mineral Reserves are detailed in Table 15.2.

Table 15.2 Metal price, metallurgical recovery, and NSR values

Metal	Price (US$/oz)	Metallurgical Recovery (%)	NSR (US$/g)	NSR (US$/g) Taviche Oeste
Silver	19.00	89	0.49	0.48
Gold	1,140.00	89	30.62	29.85

Metal prices used for Mineral Reserve estimation were determined as of May 2015 by the corporate financial department of Fortuna.

Metallurgical recoveries were based on metallurgical test work and operational results at the plant from January to December 2015.

NSR values were dependent on various parameters including metal prices, metallurgical recovery, price deductions, refining charges and penalties. Fortuna regards some of these details to be confidential.

15.4

Operating costs

The breakeven cut-off grade was determined based on all variable and fixed costs applicable to the operation. These include exploitation and treatment costs, general expenses and administrative and commercialization costs (including concentrate transportation). Operating costs used to calculate the breakeven cut-off grade for Mineral Reserve estimation are detailed in Table 15.3.

Table 15.3 Operating cost by area

Area	Cost (US$/t)
Mine	31.60
Plant	15.20
General services	5.90
Administrative services	2.90
Management Fee	0.20
Distribution	4.70
Sales & Administration expense	6.50
Total operating cost	67.10

August 20, 2016	Page 131 of 189

Based on the above operating costs, metal prices and metallurgical recoveries the break- even cut-off grade was determined as 137 g/t Ag Eq except for the Taviche Oeste concession where the extra royalty resulted in a 140 g/t Ag Eq cut-off grade.

15.5

Mineral Reserves

SMU’s whose NSR values are higher than the operating cost have been reported within the Mineral Reserve inventory. Table 15.4 shows Mineral Reserves estimated as of December 31, 2015. Measured Resources have been converted to Proven Reserves and Indicated Resources have been converted to Probable Reserves. There are no known mining, metallurgical, economic, legal, environmental, social or governmental issues that would prevent the conversion of Measured and Indicated Resources to Proven and Probable Reserves respectively. Mineral Resources exclusive of Mineral Reserves as of December 31, 2015 are reported in Table 15.5.

Table 15.4 Mineral Reserves as of December 31, 2015

Category	Vein	Tonnes	NSR (US$/t)	Ag Eq (g/t)	Ag (g/t)	Au (g/t)
Proven	Bonanza	147,000	182	371	239	2.20
	Bonanza (Trinidad North)	1,000	148	309	219	1.49
	Trinidad	83,000	160	326	245	1.34
	Fortuna	5,000	139	283	200	1.38
	Stockwork	46,000	156	318	220	1.64
	Total	282,000	170	347	237	1.84
Probable	Bonanza	872,000	146	298	201	1.62
	Bonanza (Trinidad North)	297,000	156	327	231	1.59
	Trinidad	464,000	158	322	234	1.46
	Trinidad (Trinidad North)	268,000	268	561	422	2.32
	Fortuna	78,000	135	275	181	1.56
	Stockwork	1,366,000	160	327	219	1.79
	Stockwork Splay	112,000	157	320	214	1.77
	Paloma	41,000	132	270	187	1.37
	Total	3,498,000	163	335	232	1.72
Total Proven + Probable Reserves		3,780,000	164	336	232	1.73

Notes:

•

Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves

•

Mineral Reserves are estimated as of June 30, 2015 and reported as of December 31, 2015 taking into account production-related depletion for the period through December 31, 2015

•

Mineral Reserves are reported above a NSR breakeven of US$67.10/t equivalent to 137 g/t Ag Eq and at 140 g/t Ag Eq for Taviche Oeste

•

Metal prices used in the NSR evaluation are US$19/oz for silver, US$1,140/oz for gold

•

Metallurgical recovery values used in the NSR evaluation are 89 % for silver and 89 % for gold

•

Point metal values (taking into account metal price, concentrate recovery, smelter cost, metallurgical recovery) used for NSR valuation are US$0.49/g for silver and US$30.62/g for gold with the exception of material located in the Taviche Oeste concession where point metal values are US$0.48/g for silver and US$29.85/g for gold

•

Mining, processing and administrative costs estimated based on first half of 2015 actual costs

•

Reserve tonnes are rounded to the nearest thousand

•

Totals may not add due to rounding

August 20, 2016	Page 132 of 189

Table 15.5 Mineral Resources exclusive of Mineral Reserves as of December 31, 2015

Category	Vein	Tonnes	Ag Eq (g/t)	Ag (g/t)	Au (g/t)
Measured	Bonanza	29,000	128	81	0.79
	Trinidad	25,000	142	102	0.66
	Fortuna	1,000	116	74	0.70
	Stockwork	9,000	117	79	0.63
	Total	64,000	132	89	0.71
Indicated	Bonanza	215,000	131	85	0.78
	Bonanza (Trinidad North)	55,000	123	84	0.65
	Trinidad	148,000	137	92	0.75
	Trinidad (Trinidad North)	37,000	136	93	0.72
	Fortuna	9,000	133	87	0.77
	Paloma	17,000	133	87	0.77
	Stockwork	274,000	117	76	0.67
	Stockwork Splay	25,000	126	82	0.74
	Total	780,000	127	84	0.72
Total Measured + Indicated Resources		844,000	127	84	0.72
Inferred	Bonanza	531,000	272	182	1.51
	Bonanza (Trinidad North)	855,000	369	268	1.68
	Bonzana Hanging Wall	187,000	634	394	4.00
	Trinidad	375,000	309	232	1.29
	Trinidad (Trinidad North)	1,658,000	490	369	2.01
	Trinidad Hanging Wall 4	30,000	212	137	1.25
	Trinidad Footwall	50,000	220	175	0.76
	Trinidad Footwall 2	141,000	194	152	0.69
	Fortuna	27,000	262	167	1.59
	Paloma	25,000	281	194	1.46
	Stockwork	374,000	342	236	1.77
	Stockwork Splay	49,000	294	196	1.63
	Stockwork 2	1,112,000	315	236	1.32
	Stockwork 3	1,147,000	249	181	1.14
Total Inferred Resources		6,561,000	357	261	1.61

Notes:

•

Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves

•

Mineral Resources are exclusive of Mineral Reserves

•

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability

•

Mineral Resources are estimated as of June 30, 2015 and reported as of December 31, 2015 taking into account production-related depletion for the period through December 31, 2015

•

Mineral Resources are reported above a 100 g/t Ag Eq cut-off grade

•

Metal prices used in the Ag Eq evaluation for Mineral Resource reporting purposes are US$19/oz for silver, US$1,140/oz for gold

•

Metallurgical recovery values used in the Ag Eq evaluation are 89% for silver and 89% for gold

•

The quantity and grade of the Inferred Resources reported in this estimation are conceptual in nature, and it is uncertain if further exploration will result in upgrading of the Inferred Resources to Indicated or Measured Resources

•

Measured Resource tonnes are rounded to the nearest thousand

•

Totals may not add due to rounding

August 20, 2016	Page 133 of 189

Grade tonnage curves have been calculated to display the effect of varying the Ag Eq cut-off grade against the recoverable reserve tonnes and average silver equivalent grade (Figure 15.2). A long section showing the Mineral Reserves and stope design is displayed in Figure 15.3.

Figure 15.2 Mineral Reserve grade-tonnage curve

Ag Eq (g/t) grade - Tonnage curve
Tonnes (000)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Ag Eq (g/t)
600
500
400
300
200
100
0
Cut-off (g/t)

	150	200	250	300	350	400	450
Ag Eq (g/t)	336	337	347	380	434	501	570
Tonnes (000)	3,779	3,761	3,519	2,771	1,826	1,141	740

Figure 15.3 Longitudinal section showing Proven and Probable Reserves,

Mineral Resources exclusive of reserves and stope design at the San Jose Mine

N
Compañía Minera Cuzcatlán
1700
1600
1500
1400
1300
1200
1100
1000
900
800
700
A1
K
O
N
N1
L
M
C1
B1
B
A
I
P
P1
D
C
D1
F
E
J
Q
F1
E1
H
G
S
R
G1
G2
X
W
V
U
T
H1
H2
W1
V1
Z
Y
I1
I2
Y1
J1
J2
Mineral Resources
[Measured]
[Indicated]
[Inferred]
Mineral Reserve
[Proven]
[Probable]
0 50 100 150 200 250

August 20, 2016	Page 134 of 189

15.5.1   Comparison to previous reserve estimates

Year on Year

Figure 15.4 and Figure 15.5 display waterfall diagrams to demonstrate the differences in tonnes and silver equivalent ounces between the previously publicly released reserve estimate as of December 31, 2014 (Fortuna, 2014b) and the updated estimate as of December 31, 2015. As can be seen reserve tonnes and silver equivalent ounces remained relatively unchanged with tonnes gained through exploration/infill drilling resulting from the upgrading of Inferred Resources replacing those lost through production and slight losses due to an increase in cut-off grade relating to decreases in metal prices.

Figure 15.4 Waterfall diagram showing changes to Proven and Probable Reserve tonnes year-on-year

Figure 15.5 Waterfall diagram showing changes to Proven and Probable Reserve silver equivalent ounces year-on-year

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Previous Technical Report

Figure 15.6 and Figure 15.7 display waterfall diagrams to demonstrate the differences in tonnes and silver equivalent ounces between the previously filed Technical Report reserve estimate as of July 4, 2013 (Chapman & Kelly, 2013b) and the updated estimate as of December 31, 2015.

Figure 15.6 Waterfall diagram showing changes to Proven and Probable Reserve tonnes compared to previous Technical Report

Figure 15.7 Waterfall diagram showing changes to Proven and Probable Reserve silver equivalent ounces compared to previous Technical Report

August 20, 2016	Page 136 of 189

Mining Methods

This section summarizes the mine design and planning work completed to support the preparation of the Mineral Reserve statement. Mining method selection is also critical as it impacts dilution, productivity, product consistency, production capacity, development, backfill and ventilation requirements. The mining method applied at the San Jose Mine is overhand cut-and-fill using a mechanized extraction methodology. Production capacity has been increased to 3,000 tpd as a result of the mill expansion commissioned in June 2016.

All mine planning, hydrogeology, geotechnical assessment, mine services, ventilation, and electric power supply evaluations are undertaken by the Mine Planning & Engineering departments of Minera Cuzcatlan.

16.1

Hydrogeology

Based on information generated, collected and interpreted by San Luis de Potosi University (Benavides & Amaral, 2007) and Water Management Consultants (2009), it has been possible to define the approximate location of the local aquifer, which is related to unconsolidated material near surface. The chemical composition of groundwater shows that the depth of circulation is relatively shallow. The groundwater temperature is relatively homogeneous, being close to the annual surface average, verifying that the groundwater circulation is restricted to near surface environments. Most of the monitored flow systems currently captured by local wells are associated with surface water runoff generated within the basin. The wells also capture an intermediate flow that passes through the fractured volcanic rocks.

Recent studies have observed the presence of underground water in the form of sporadic and permanent flows in specific areas of the Trinidad and Bonanza vein systems at the 1200 level. In some cases, minor water flows have been detected along fault zones, but the majority of groundwater is restricted in its vertical movement.

Based on the above referenced hydrogeological studies, the estimated groundwater inflows to the proposed areas of the underground mine reach a nominal 28.3 liters per second (l/s) for the worst case and a nominal 25 l/s for the base case scenario.

SVS consultants selected a groundwater inflow rate of 35 l/s for the design of the mine dewatering system as part of the 3,000 tpd mine expansion study (SVS, 2015). The base case water inflow was used to support the estimated operating power requirements for the main pumps that will deliver water to the surface.

16.2

Mine geotechnical

Minera Cuzcatlan’s department of geomechanics evaluates the rock mass classification for the active areas in the mine based on the following systems:

•

Geological Strength Index (GSI) as described by Marinos et al (2007)

•

Rock Mass Rating (RMR) that uses the Bieniawski (1989) classification system

RMR and GSI are used as the main systems for ranking the rock mass at the San Jose Mine from very bad (RMR less than 20), to good (RMR greater than 61) as detailed in Table 16.1.

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Table 16.1 Geomechanical classification used at the San Jose Mine

Classification	RMR
Good	61 - 80
Regular - A	51- 60
Regular - B	41 - 50
Bad - A	31 - 40
Bad - B	21 - 30
Very Bad	0 - 20

The maximum stable opening dimensions have been estimated based on this rock mass classification and the hydraulic radius for each mineralized structure. The maximum stable size approved for underground mining is 6 to 8 meters in width and 6 meters in height.

The average RMR of the rock for the Bonanza and Trinidad vein systems is 40 to 55, supporting the type of openings indicated for the cut-and-fill mining methodology (using paste backfill or waste rock fill). The ground support designed for the stope openings is 8-foot long bolts and 2 to 3-inch thickness of shotcrete. To ensure appropriate support is achieved in a timely manner, three robot shotcrete machines and two bolters have been incorporated into the mining fleet.

When the mineralized structure is greater than 8 m in width, exploitation is performed with a combination of cut-and-fill, and room-and-pillar for ground support stability, where pillars of either 6 by 4 m (24 m2 area) or 5 by 5 m (25 m2 area) are recommended by SVS (2015).

16.3

Mining method

The method chosen for underground mining is overhand cut-and-fill which removes ore in horizontal slices, starting from the bottom undercut and advancing upwards. When ore widths are greater than 8 m, a combination of overhand cut-and-fill and room-and-pillars has been selected as the best method for the conditions encountered.

Mechanized mining utilizes a Jumbo drill rig to drill blast holes, scoop trams for loading and trucks for ore haulage. Rock support is provided through rock bolts and shotcrete. The ore deposit width ranges from 4.5 m to 17 m for the Bonanza and Trinidad vein systems and can be more than 30 m in the Stockwork Zone. Mechanized mining is regarded as the only methodology suitable in all veins based on the geological structure and geotechnical studies (Section 16.2). The mechanized mining sequence is demonstrated in Figure 16.1 and includes: drilling (with a Jumbo drill rig), blasting, support, loading (by scoop tram) and haulage described as follows:

1.

Ore is extracted from the stope in horizontal slices that span the entire width and length of the stope using pivot cuts of up to ±15 percent gradient.

2.

After the stope has been mined out, voids are backfilled with paste or waste rock. The key performance indicators for this activity sets 85 t/h production rates for rock waste and 100 to 150 t/h for paste fill.

3.

Drilling of horizontal slices is conducted in sections of 6 m by 6 m by mechanized jumbos which have a boom length of 5 m.

4.

The blast pattern is charged with an explosive made up of emulsion and ANFO. The average power factor applied in the blasting is 0.45 kg/t for

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stopes. After the mine face has been blasted and ventilated, scaling of loose rock is conducted. This is an important phase of the mining cycle in terms of safety due to the risk of falling rock.

5.

Mucking is done by scoop trams (6 yd3 capacity) from the face to an underground stockpile in the stope. Trucks with 14 m3 capacity transport the broken ore from the stopes to the surface stockpiles using a paved ramp which allows speeds of up to 25 km/h.

6.

Required support is defined by the geotechnical department.

Figure 16.1 Mechanized mining sequence

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16.4

Mineral Reserves

Mineral Reserves are estimated at 3.78 million tonnes as of December 31 2015, which is sufficient for a four-year life-of-mine consisting of 350 days in the year for production. Table 16.2 presents the life-of-mine plan (LOM) taking into account the mill expansion to 3,000 tpd commissioned in June 2016. Based on the evaluation using the Mineable Shape Optimizer (MSO), the LOM annual average production will be approximately 6.3 million troy ounces of silver and 47.8 thousand troy ounces of gold based on an average head grade of 226 g/t Ag and 1.71 g/t Au. Inferred Resources totaling 6.6 Mt averaging 261 g/t Ag and 1.61 g/t Au are not taken into consideration in the LOM calculation.

Table 16.2 San Jose life-of-mine production plan

Item	2016	2017	2018	2019
Ore milled (t)	875,000	1,050,000	1,050,000	805,000
Ore grade Ag (g/t)	231	231	233	207
Ore grade Au (g/t)	1.69	1.75	1.78	1.60
Metal recovery Ag (%)	90.5	90.5	90.5	90.5
Metal recovery Au (%)	90.5	90.5	90.5	90.5
Concentrate production (t)	25,382	30,458	30,462	23,318
Concentrate grade Ag (g/t)	7,207	7,207	7,268	6,467
Concentrate grade Au (g/t)	53	55	56	50
Ag metal production (000 oz)	5,881	7,057	7,118	4,848
Au metal production (oz)	43,026	53,465	54,381	37,476

The selective mining unit (SMU) has been determined to be 4 m by 4 m by 4 m. This corresponds to the mining equipment (4 m in height and 4 m in width) and one round of a blast (3.5 m).

Dilution factors are estimated to be approximately 15 percent for all veins and are independent of the increased production rate. Waste material is considered to contain no mineralization with silver and gold grades set at a zero gram per tonne value.

16.4.1   Economic cut-off grade

An equivalent silver breakeven cut-off grade was determined based on all variable and fixed costs applicable to the operation. These include exploitation and treatment costs, general expenses, administrative and commercialization costs (including concentrate transportation). Operating costs used to calculate the breakeven cut-off grade for Mineral Reserve estimation are detailed in section 15.4.

Based on the operating costs, metal prices (gold at US$1,140/oz and silver at US$19/oz), metallurgical recoveries (gold and silver recovery at 89 percent) and commercial terms, the break-even cut-off grade was determined as 137 g/t Ag Eq. For the Taviche Oeste concession an extra royalty was applied resulting in a cut-off grade of 140 g/t Ag Eq.

16.4.2   Stope design

Datamine’s Minable Shape Optimizer (MSO) was used to develop the indicative mineable envelopes at the given cut-off grades. MSO utilizes key inputs to generate an optimized stope shape whereby the mined metal in relation to tonnage is optimized. The optimization is driven by the following inputs:

•

Cut-off grade

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•

Mining extents

•

Minimum and maximum stope widths

•

Level spacing

•

Minimum and maximum dip angles

The stope design is optimized by performing the following steps:

1.

Generation of minable areas. This process requires the following inputs:

a.

Height of the operational slice; 6 m high has been considered for the optimization

b.

Width of the operational slice; a minimal operational width of 4 m was applied

c.

A breakeven cut-off equivalent to 67.10 US$/t (see Table 15.3)

d.

Dip and strike of the vein

e.

The resource block model

2.

MSO outputs were imported into Datamine’s 5D planner to evaluate and remove extraneous satellite stopes that are not conducive to practical and/or economic extraction. A mineable tonnage at a specific cut-off grade and three-dimensional wireframe are obtained which represent the mineable mineral reserves to be extracted. Figure 16.2 shows the longitudinal section of the optimized stopes. The result is used as an input for production and related development infrastructure planning and sequencing.

Figure 16.2 Optimized mineable areas for the San Jose Mine

1600
1550
1500
1450
1400
1350
1300
1250
1200
1150
1100
1050
1000
950
N
A1
K
O
N
N1
L
M
C1
B1
B
A
I
P
D
C
D1
F
E
J
Q
E1
H
G
S
R
X
W
V
U
T
W1
V1
Z
Y
Infrastructure
Stopes
1:4500
0
50
100
150
200

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16.5

Underground mine model

16.5.1   Mine layout

Access to the San Jose underground mine is from surface through a main ramp with a total average gradient of 10 percent and dimensions of 4.5 m width by 4.5 m height. he mine is divided into two main zones, Trinidad North and Trinidad Central (Figure 16.3).

The San Jose Mine has been designed with a separation of 100 m between levels primarily to limit blast vibration but also to assist hanging wall and footwall stability.

Two 7-foot diameter ore passes are under construction in 2016 at the 1100 level for the Trinidad North and Trinidad Central areas. They have been designed with hydraulic hoppers for automatic truck loading. The purpose of this investment is to increase productivity and reduce ore handling in the stopes.

In addition, one 7-foot diameter waste pass will be constructed at the 1100 level in 2017 to increase backfilling productivity in the Trinidad North area.

The ventilation requirements for expanding the mine to produce 3,000 tpd is 548,966 cfm. The new system brings all the intake air through the main ramp and three main airway networks. Exhaust air is forced to the surface from inside the mine by three principal fans, two operate at 250,000 cfm and one at 120,000 cfm.

Figure 16.3 Mine layout

1700
1600
1500
1400
1300
1200
1100
1000
900
800
N
Trinidad Central
Trinidad North
A1
K
O
N
N1
L
M
C1
B1
B
A
I
P
P1
D
C
D1
F
E
J
Q
F1
E1
H
G
S
R
G1
G2
X
W
V
U
T
H1
H2
W1
V1
Z
Y
I1
I2
Y1
J1
J2
Trinidad North boundary
Infrastructure
Main Intakes
Main Returns
0 50 100 150 200 250 300 m

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16.5.2   Lateral development

The San Jose Mine requires approximately 23,766 m of lateral development of which 77 percent is for preparation and lateral advance requirements, 16 percent for the main ramp development, and 7 percent for Brownfields lateral development (Table 16.3).

Table 16.3 Lateral development for the San Jose LOM

Development	2016	2017	2018	2019	Total
Preparation (m)	4,213	5,437	6,035	2,561	18,246
Trinidad Central (m)	2,197	3,142	5,702	2,535	13,576
Trinidad North (m)	2,015	2,296	333	26	4,670
Main Ramp & associated services (m)	2,447	749	575		3,771
Trinidad Central (m)	862	209	555		1,625
Trinidad North (m)	1,585	540	20		2,145
Brownfields (m)	1,539	210			1,749
Trinidad North (m)	1,539	210			1,749
Total (m)	8,199	6,396	6,610	2,561	23,766

16.5.3   Raising requirements

A total of 2,217 m of vertical development is required for the life of the mine as detailed in Table 16.4.

Table 16.4 Vertical development for the San Jose LOM

Development	2016	2017	2018	Total
Preparation (m)		503	271	775
Trinidad Central (m)		247	271	518
Trinidad North (m)		257		257
Main Ramp & associated services (m)	769	673		1,442
Trinidad Central (m)	554	231		785
Trinidad North (m)	215	442		657
Total (m)	769	1,177	271	2,217

16.6

Equipment, manpower, services, and infrastructure

16.6.1   Contractor development

The San Jose underground mine is operated by mining contractors selected by Minera Cuzcatlan based on a competitive bidding process.

The mining contractor will generally include activities such as drift development, stope preparation, exploitation, rock bolting support, and backfilling of waste rock fill.

16.6.2   Mining equipment

The current mining fleet consists of the following equipment:

•

Seven Scooptrams of 6 yd3 capacity

•

Four electric hydraulic jumbo’s with two arms

•

One electric hydraulic jumbo

•

Two electric hydraulic bolter jumbo’s

•

Five jackleg’s

August 20, 2016	Page 143 of 189

•

Fifteen trucks of 14 m3 capacity

•

Five trucks of 7 m3 capacity

•

Four concrete mixer trucks

•

Three shotcrete robots

•

Three telehandlers (telescopic)

•

One backhoe loader

•

One utility truck (diesel-oil)

16.6.3   Mine manpower

San Jose Mine estimates a total of 855 employees are required for operation related activities during the production period of the mine, comprised of 494 contractors and 361 Minera Cuzcatlan staff.

16.6.4   Underground drilling

The underground mine utilizes several different drilling techniques and equipment including:

•

mechanized drilling for horizontal and decline drifts using electro-hydraulic jumbos

•

drilling with jacklegs for conventional support and the construction of short vertical raises

•

mechanized bolting uses two jumbos

•

exploration, infill and ore definition drilling with approximately 21,000 m planned for 2016

•

vertical raises (3 m diameter) with an average of 700 m per year planned for the next three years

16.6.5   Ore and waste handling

Transportation of ore and waste is done via trucks with a 14 m3 capacity through the main and secondary ramps. The main ramp has been designed with two different gradients, the first is associated with straight sections being 12 percent, and the second is associated with curved sections being 5 percent with a curvature radius of 17 m. In order to optimize the transportation velocity, the mine has paved the ramp wheel pathways with a compression resistance of 210 kg/cm2. This construction allows the trucks to increase speeds from 8 km/h to a maximum of 25 km/h.

16.6.6   Mine ventilation

Air requirements at the mine have been analyzed in accordance with the Mexican Regulation NOM-023-STPS-2012.

Ventilation at the  mine considers:

•

The main ventilation system

•

Auxiliary ventilation system (for stopes and blind developments)

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For optimal performance of the operation, and to provide adequate ventilation to the working faces, the required air flow is 548,966 cubic feet per minute (cfm) taking into account the total number of people working inside the mine and the total amount of equipment required to accomplish daily tasks (Table 16.5).

Table 16.5 Mine air flow requirements at 3,000 tpd

Item	Diesel Equipment	Equipment power (hp)	Simultaneous Use (%)	Quantity	Requirement (75 cfm / hp)
1	Mixer	250	50%	4	37,500
2	3 t truck	170	50%	4	25,500
3	Robot (Alpha - 20)	145	50%	2	10,875
4	Backhoe loader (John Deere)	87	42%	2	5,438
5	Scooptrams 7 yd3 (Sandvik)	308	71%	7	114,537
6	Jumbos (Sandvik)	108	50%	5	20,250
7	Bolter	83	50%	2	6,225
8	Scissor	174	50%	1	6,525
9	Telehandler	105	50%	3	11,813
10	Supervision trucks	134	21%	26	54,429
11	7 m3 trucks	266	42%	5	41,563
12	14 m3 trucks	361	50%	15	203,063
13	Underground personnel			150	11,250
	Total				548,966

Planned airways into and out of the mine are listed in Table 16.6. Air intake is through the main access ramp. Exhaust is through two 3 m diameter raises.

The ventilation network as of December 2015 comprises 82 percent of the total design. Ongoing work to support the 3,000 tpd ventilation design is presently related to the construction of two 3 m diameter raises and the acquisition of a 250,000 cfm fan.

Table 16.6 Air flow in-out balance

Airways	LOM (cfm)
Fresh air	550,600 (*)
Exhaust air	605,660
Requirements (**)	548,966
Coverage (%)	100%
* Projected by Ventsim Simulator
** Mexican regulation (75 cfm/hp)

16.6.7   Backfill method

The mine uses two kinds of backfill; waste rock backfill generated during underground mining, and paste fill. The paste fill is comprised of a mixture of fine particles from the tailings, cement, and water. It has a solid content of between 70 and 80 percent that ensures consistency and allows it to be pumped through a pipe network. Cement is added to help dry the mixture and ensure the fill sets to a specified minimum level of strength within a reasonable timeframe. Tailings enter the mixture as a main component of the blend with the process described as follows:

•

Thickened tailings come from the concentrator plant and are stored in a continuously agitated tank. The pulp has an average density of 1500 g/l, equivalent to a solids content of 55 percent

•

Filtered tailings come from the filter plant and have a solids content of 86 percent

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•

Portland cement is supplied via a 190 tonne silo and represents 3 percent of the dry solids of the tailings

•

Water is supplied from the pulp

Paste design resistance is 3 kg/cm2 or 300 kPa with this being achieved after 28 days and 150 kPa after 7 days. It is advisable to wait a minimum of 7 days before mucking to ensure the paste fill can handle the weight of the scoop trams.

16.6.8   Mine dewatering system

The drainage system of the mine removes any excess water that is encountered underground or produced during drilling activities. To pump water from underground to surface three pumping stations have been installed at different levels of the mine, as part of the main drainage system. Once the water is pumped to surface a sedimentation process is performed in a 1,000 m3 pool with the cleaner water stored in a 9,000 m3 pool where it is recycled for reuse in the mine.

The three pumping stations have settling ponds to allow suspended solids to settle from the water. This water is then poured into a tank of decanted water where a 150 hp pump moves the clean water with low solids to the upper pumping stations.

The pumping system in the mine is comprised of three stages, from the bottom of the mine to the surface. The stages include:

•

Pumping station 3, located at level 1200, pumps water to the 1300 level

•

Pumping station 2, located at level 1300, pumps water to the 1400 level

•

Pumping station 1, located at level 1400, pumps the water to the surface

Three future pumping stations will be constructed for the coming years in accordance with the LOM requirements and will include the following:

•

Pumping station 4, to be located at level 1100, to pump water to the 1200 level

•

Pumping station 5, to be located at level 1000, to pump water to the 1100 level

•

Pumping station 6, to be located at level 900, to pump water to the 1000 level

Each pumping station will have two 150 hp pumps (one as a standby), a settling pond, and a pumping chamber.

There are 12 pneumatic pumps, carrying water from the development faces to the aforementioned settling ponds. These pumps can force a flow rate of 50 gallons per minute with 7 percent solids content and a static height of 25 m.

The industrial water required by the mine operation is recovered from the water pumped to the surface via the underground dewatering system. The water returns to the mine through a 4-inch pipeline network to supply the various drilling requirements.

16.6.9   Maintenance facilities

To increase the productivity for the 3,000 tpd production level, a workshop was constructed on the 1100 level where the contractor will do the maintenance of the LHD equipment.

The workshop is for major, minor and preventive maintenance. The workshop area is approximately 1,500 m2 in area and includes the following:

August 20, 2016	Page 146 of 189

•

Maintenance office

•

Washing area for mechanical equipment

•

Maintenance area for jumbos and scoops

•

Spare parts warehouse

•

Oils and lubricants store

•

Tire store

•

Welding area including a ventilation raise

•

Utility area

•

Area for jackleg maintenance

•

Electric board

•

Grease trap

•

Sanitary facilities

16.6.10   Power distribution

The mining unit is connected to the national electric network managed by the Federal Electricity Commission (CFE) through a main feed of 115,000 volts and a secondary line available to supply power to critical equipment in case of power failure or electrical maintenance of the main line.

The main power line supplies two secondary transformers with transform ratios as detailed in Table 16.7. Both transformers work independently and for safety purposes are separated by a concrete wall. Independence of the transformers provides the operation with flexibility to deal with power failures and to carry out preventative maintenance.

Table 16.7 Transformer capacities

Equipment	Transformation relation	Capacity
Power transformer 1	115 kV / 13800 volts	7.5 – 9.37 MVA
Power transformer 2	115 kV / 13800 volts	6.7 – 8.4 MVA

The mining unit has two main distribution circuits to support the 3,000 tpd expansion:

•

Circuit 1 - Transformer 1 (13,800 kV, 6.7-8.4 MVA) supplies the following areas:

o

Crusher plant

o

Mills M1 and M2

o

Flotation

o

Thickeners

o

Underground mine – Central main circuit

o

Underground mine – North main circuit

o

Mine’s surface facilities

o

Capacitor battery

August 20, 2016	Page 147 of 189

•

Circuit 2 - Transformer 2 (13,800 kV, 7.5-9.37 MVA) supplies the following areas:

o

Filtration plant

o

Paste Fill plant

o

Mill - M3

o

Flotation (new circuit)

o

Chemical lab

o

General offices

o

Underground mine compressors area

o

Mechanical / Electrical Workshop

o

Water treatment plant

o

Warehouse

o

Clinic

o

Dining room

The power supply for the underground mine consists of three main circuits with the following provisions:

•

Circuit 1 - Transformer 1.1, located at surface with a transformer ratio of 13,800 to 4,160 volts and a capacity of 2 MVA. This main transformer feeds the northern portion of the mine with the following distribution:

o

Substation 1N at 1300 level with a transformer ratio of 4,160 volts to 440 volts of 750 kVA which feeds the main 250,000 cfm fan

o

Substation 2N at 1300 level with a transformer ratio of 4,160 volts to 440 volts of 750 kVA which feeds the construction activities for the exploration drifts at this level

o

Substation 3N at 1100 level where two transformers are located with a transformer ratio of 4,160 volts to 440 volts of 750 kVA and 500 kVA which feeds all of the operations power needs for the 1100 level

o

A future substation 4N will be constructed at 1000 level, with a transformer ratio of 4,160 volts to 440 volts of 1,000 kVA and will feed all of the operations power needs for the 1000 level

•

Circuit 2, located at surface with a transformer ratio of 13,800 to 4,160 volts with a capacity of 1.5 MVA. This main transformer feeds the central side of the mine with the following distribution:

o

Substation 1C 1300 level, with a transformer ratio of 4,160 volts to 440 volts of 750 kVA which feeds the main 120,000 cfm fan, the workshop at 1300 level, and pumping system 2

o

Substation 2C 1200 level, with a transformer ratio of 4,160 volts to 440 volts of 750 kVA which feeds 30 percent of the operational demands of the 1100 level, and pumping station 3

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o

Substation 3C 1100 level Central, with a transformer ratio of 4,160 volts to 440 volts of 750 kVA which feeds 70 percent of the operational demands of the 1100 level as well as the auxiliary pumping system, the general ventilation, raise borer machines, exploration drill rigs, and jumbo drill rig

•

Circuit 3, transformer 1.3 13800 v / 440 v 750 kVA (2 pieces), these transformers feed the compressors at surface, contractor offices and the training area of the mine safety brigade

16.6.11   Other services and infrastructure

Additional complementary services and infrastructure have been constructed inside the mine and include; a compressed air supply; an underground explosive storage facility; and refuge stations and mine rescue facilities.

Compressed air supply

Currently Minera Cuzcatlan has two Atlas Copco GA 250-125 compressors located at surface with a maximum operating pressure of 8.85 bar and air flow of 1,300 cfm.

The compressed air network is comprised of a tank after the main compressors with a 7,400-liter capacity. Compressed air is pumped along a 6-inch main pipeline of 450 m length from the surface to the 1100 level, with a future expansion of 500 m proposed to supply the compressed air to the Trinidad North area between the 1100 and 900 levels. A secondary pipeline network takes the compressed air from the main pipeline to the working areas through a series of pipes. To support the network two compressed air tanks have been installed at the 1200 and 1100 levels.

Underground explosive storage

The explosive storage is comprised of two separate areas that meet the safety and security requirements established by Mexican Federal Regulations. The facilities are designed to store explosives and blasting accessories separately.

Refuge station and mine rescue facilities

Safety is of paramount importance to Minera Cuzcatlan. A network of vertical manway exits has been built to ensure that if a major incident occurred the workforce has the ability to escape. Additionally, a refuge station has been constructed adjacent to the ramp to provide shelter.

August 20, 2016	Page 149 of 189

Recovery Methods

17.1

Crushing and milling circuits

Expansion of the concentrate plant was successfully completed in June of 2016 taking the ore throughput capacity from 2,000 dry tpd to 3,000 dry tpd. The principal stages as detailed in Figure 17.1 are as follows:

i.

Crushing

ii.

Milling

iii.

Flotation

iv.

Thickening, filtering and shipping

17.1.1   Crushing

Crushing at the San Jose mine is a dry process, where ore extracted from the mine is reduced in size from 406 mm to 12.7 mm to be fed to the mill.

The crushing process begins at the reception hopper, where ore from the mine is deposited. The ore is fed from the bottom of the hopper via a plate feeder into a jaw crusher that crushes the ore to a 102 mm product size prior to it being transported via conveyors to one 2.44 m by 6.1 m primary screen deck. The screen deck operates with one mesh of 35 mm opening. Material that does not pass through the 35 mm mesh is sent to a secondary crusher via a chute, where it is reduced to 25 mm and the product returned to the primary screen deck. The material that passes the 35 mm mesh is sent via a conveyor to one 3 m by 7.3 m secondary screen deck. The screen deck operates with one mesh of 12.7 mm opening. Material that does not pass through the 12.7 mm mesh is sent to a tertiary crusher where it is reduced to 12 mm size before being sent back to the jig to close the circuit. The fine ore that passes through 12.7 mm mesh is sent to fine ore storage, achieving a final product of 12.7 mm that is stockpiled before being fed into the milling circuit.

17.1.2   Milling and classification

The fine ore stock is sent via conveyor belts to either a 3.96 m by 5.94 m or 4.57 m by 6.6 m ball mill with 25 to 30 percent of their volume filled with three inch wrought steel balls used to further reduce (grind) the ore size. The product of the mills is pumped to the classification process comprised of hydro-cyclones, where two products are generated; 1) a fine ore, which is expulsed thorough the top of the cyclones, and 2) a coarse ore that exits through the bottom and is recycled back into the mills for further grinding. The fine ore must comply with the metallurgical conditions for metal recovery, which indicates 80 percent of the product must be under the 200 mesh size (equivalent to 74 microns), before being sent to the flotation process.

17.1.3   Flotation

The pulp (water + mineral) received from the fine ore of the hydro-cyclone, is first sent to a flotation stage performed in ten mechanic cells, six 14.2 cubic meter and four 17 cubic meters in size, which generate agitation through a propeller and diffuser that distributes the pulp and injects air. The agitated pulp allows reagents to act on the elements of value and adhere to the bubbles formed by the injected air, freely spilling over the edges of the cells into a collection trough. The resulting product is known as

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the primary concentrate. Upon conclusion of this first stage, the pulp is sent by gravity to a second stage.

The second flotation stage is similar to the first, utilizing an additional six 17 cubic meter mechanic cells to generate the same conditions, from this process a secondary scavenger concentrate is obtained. This secondary scavenger concentrate is returned to the beginning of the process. Mineral that did not float in the second flotation stage is regarded as tailings and passes to the thickening process.

The primary concentrate is sent to a first cleaning stage that is carried out in twelve 2.8 cubic meter mechanical cells, whose function is to eliminate impurities and increase the grade of the concentrate. The product obtained is a first clean concentrate and the residue is returned to the beginning of the process. The first clean concentrate is sent to a second cleaning stage performed in three 2.8 cubic meter mechanic cells having a similar function to the first where impurities continue to be removed to obtain a second clean concentrate and the residue is returned to the first cleaning stage. The second clean concentrate is sent to a third cleaning stage performed in two 2.8 cubic meter mechanic cell to obtain a final concentrate that passes to the thickening stage and a residue that returns to the second cleaning stage.

17.1.4   Thickening, filtering, and shipping

The third cleaning concentrate is sent to a thickening tank where, using a flocculating reagent the particles are agglomerated and sediment generated. Solids and liquids are separated so as to recover water to put back into the process (recovered water) while the thickened solid is pumped to a two press-type pressure filter of twelve tarpaulin covered plates, where part of the water is eliminated and then re-circulated to the process. The concentrate cake is discharged from the filters to the concentrate storage for transportation.

The underflow of the final bank of the second flotation (exhaustion) is sent to a thickening tank where a solid-liquid separation is performed through the application of a flocculating reagent that agglomerates fine particles into sediment. Recovered water is returned to the process while the rest of the pulp is pumped to a three press-type pressure filter of one hundred and forty-five tarpaulin covered plates, where most of the water is eliminated and then re-circulated back into the process. The tailings cake is discharged from the filters to the tailings stock for transportation to the dry stack disposal area.

Part of the pulp pumped to the pressure filter is deviated to the paste fill plant for backfilling purposes with 30 percent of the mines backfilling requirements being supplied by the paste fill plant.

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17.2

Requirements for energy, water, and process materials

Energy requirements at the operation are provided by a state power line of 115 kV which supply two power transformers of 7 to 8 MVA capacity. The transformers cover the necessities of the underground mine, the mill plant, and facilities based on the present 3,000 tpd production rate (8 MVA).

The plant requires 2.7 m3 of water to process one tonne of ore, of which 92 percent comes from the recirculation process, and the remaining 8 percent from the waste-water treatment plant in Ocotlan.

Reagent consumption in the processing plant is detailed in Table 17.1.

Table 17.1 Reagent consumption of San Jose processing plant

Reagent		Consumption (g/t)
Frother	Ore Prep 507	11
Collectors	Xantato Amilico de Potasio	7
	Aeropromotor 404	11
	Aerophine 3418	25
	Pennfloat-3	30
	Max Gold	5
Flocculant	Floculante Magnafloc 336	25

A difference between the plant design and functionality has been in the amount of sodium silicate required for the cleaning stages of the flotation process. The CAM (2010) prefeasibility study had recommended the usage of 100 g/t of the sodium silicate reagent whereas Minera Cuzcatlan has identified that the use of this reagent is not necessary to obtain the desired product. In this way the plant has made significant cost savings by reducing the quantity of reagents used in the plant.

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Figure 17.1 Crushing and milling circuits at the San José processing plant

CRUSHING
R.O.M. STOCK PILE
WHEEL LOADER
STATIONARY GRIZZLY
CRUSHER DUMP HOOPER
FEEDER
SCALPER SCREEN
PRIMARY CRUSHER
SECONDARY SCREEN
SECONDARY CRUSHER
COARSE ORE BIN
TERTIARY CRUHSER
TERTIARY SCREEN
TERTIARY CRUSHER
FINE ORE STOCK PILE
RECLAIM FEEDERS
GRINDING
BALL MILL No.1
CYCLONS
BALL MILL No. 3
CYCLONS
ROUGHER FLOTATION CELLS 1
FLOTATION
CONDITIONING TANKS
ROUGHER FLOTATION CELLS 2
1st CLEANER CELLS 1A
1st CLEANER CELLS 1B
2nd CLEANER CELLS
3rd CLEANER CELLS
SCAVENGER FLOTATION CELLS
THICKENING AND FILTRATION TAILS
TAILS POND
TAILS TICKENER
TAILS TANK
TAILS FILTERS
THICKENED TAILS TANK
RECOVERED WATER TANK
TO DRY STACK
TO PAST FILL PLANT
TO PAST FILL PLANT
THICKENING AND FILTRATION CONCENTRATE
CONCENTRATE THICKENER
CONCENTRATE TANK
CONCENTRATE FILTERS
RECOVERED WATER TANK
PROCESS WATER TANK

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Project Infrastructure

The project has a relatively small surface footprint with the property boundary covering an area of 35 ha. The major surface facilities of the mine are displayed in Figure 18.1.

Figure 18.1 Plan view of mine and processing plant area

744600-E
744700-E
744800-E
744900-E
745000-E
745100-E
745200-E
745300-E
745400-E
745500-E
745600-E
1847200-N
1847100-N
1847000-N
1846900-N
1846800-N
1846700-N
1846600-N
N
PROPERTY BOUNDARY
PROPERTY BOUNDARY
PROPERTY BOUNDARY
LEGEND
1 MAIN ENTRANCE
2 FIRST AID
3 OFFICES
4 DINING ROOM
5 LABORATORY
6 MILL
7 MACHINE SHOP
8 CRUSHER AREA
9 LAMP ROOM
10 WASTE STOCK PILE
11 OIL STATION
12 MAIN STORAGE
13 ORE STOCK PILE
14 ELECTRIC POWER STATION
15 BACK FILL PLANT
16 WATER STORAGE
17 MINE ENTRANCE
18 EXPLOSIVES MAGAZINE
19 CORE LOGGING AND STORAGE FACILITIES
20 TAILINGS FILTRATION PLANT
21 WASTE WATER TREATMENT PLANT
22 HAZARDOUS WASTE DISPOSAL
23 AIR COMPRESSORS
LEGEND
PROPERTY BOUNDARY
UNPAVED ROAD
PAVED ROAD
STRUCTURE
0 20 50 100 m
UTM NAD 27 ZONE 14

18.1

Roads

Facilities at the San Jose Mine are connected via unpaved roads that are maintained by the operation (Figure 18.1). Water is applied to the roads during the dry season to reduce dust pollution.

18.2

Tailing disposal facilities

The tailings disposal facility is located approximately 1.5 km to the southwest of the operation, covering an area of 64 hectares (Figure 18.2). There are two types of tailings disposal 1) the tailings dam and 2) the dry stack tailings.

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Figure 18.2  Location map of tailings storage facilities

N
744000-E
744200-E
744400-E
744600-E
744800-E
745000-E
745200-E
745400-E
1847200-N
1847000-N
1846800-N
1846600-N
1846400-N
1846200-N
1846000-N
1845800-N
1845600-N
HIGHWAY 175 OAXACA TO PTO. ANGEL
PROPERTY LINE
Filter Tailings Plant
MINE PROPERTY
Area: 351,072 m²
PROPERTY LINE
Transport route Filtered tailings
ROAD TO SAN JOSE
DRY STACK (S2)
Area: 41,907 m²
PROPERTY LINE
DRY STACK (S3)
Area: 29,517 m²
DRY STACK (S1)
Area: 41,064 m²
Area: 637,200 m²
PROPERTY LINE
Area: 217,207 m²
TAILINGS DAM
0 40 100 200 m
SYMBOLOGY
PROPERTY LINE OF MINE
PROPERTY LINE OF TAILING FACILITY
UTM NAD 27 ZONE 14

August 20, 2016	Page 155 of 189

18.2.1   Tailings Dam

The tailings dam has been designed into three construction phases or stages (Figure 18.3). The Phase 3 (S3) was originally divided into two stages; stage-3a (S3a) and stage-3b (S3b). The S3a raised the crest elevation of the dam from 1,589.8 masl to 1,595 masl, which resulted in a cumulative storage capacity of 2,300,000 m3 of tailings. The S3a phase was completed in 2014. The plan for stage 3b was to reach the elevation of 1,598.3 masl extending the storage capacity to 3,000,000 m3 but this stage will no longer be required as future tailings will be dry stacked.

Figure 18.3  Schematic drawing showing phase 1, phase 2 and phase 3 tailings dam

The dam is 43.0 m high at the center, providing a storage capacity of approximately 2,300,000 m3 (S3a). The base of the dam has been adapted with the installation of a 300 g/m2 non-woven geo-textile lining to protect the 1.5 mm thick geo-membrane that covers the entire basin of the dam. The dam received the underflow of the tailings thickener, which was pumped and discharged into the dam through nine, 6-inch discharge pipes distributed around the tailings impoundment and were opened and closed depending on the need to distribute the tailings uniformly.

Currently the dam is used as a contingency for disposal of tailings if a mechanical failure were to occur in the tailings filter plant.

18.2.2   Dry Stack

In 2015, Minera Cuzcatlan built a series of platforms at different levels, for stacking, laying, and compacting of dry tailings. The dry tailings are transported by trucks from the tailings filter plant which is located at the mine processing area (Figure 18.1).

A 300 g/m2 non-woven geo-textile lining has been installed in the base of each platform to protect the 1.5 mm thick geo-membrane that covers the entire basin. The design of the dry stack includes three phases of construction (Table 18.1).

Table 18.1 Volumes and life of the dry stack tailings facility

	Storage Volume (m3)		Dry Stack life (years)
	Partial	Accumulated	Partial	Accumulated
Stage 1	431,000	431,000	1.10	1.10
Stage 2	655,000	1,086,000	1.67	2.76
Stage 3	500,000	1,586,000	1.27	4.04

The present set of platforms provide a storage capacity of 431,000 m3 (Stage 1) and will reach an elevation of 1,588 masl. Stage 2 is currently under construction and will be complete in November 2016. It will reach the same elevation as the first stage and will

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provide an accumulated storage capacity of 1,086,000 m3.  Stage 3 will commence in 2017 and will reach the same elevation as the other two phases and provide an accumulated storage capacity of 1,586,000 m3.

Future stages are under engineering analysis and will be executed in accordance with the operations requirements.

18.3

Mine waste stockpiles

The mine currently has one waste stockpile used for storing waste material that could not be effectively disposed of underground. This waste material does not generate acid waters. The waste is generated mainly from mine development activities and is not expected to increase significantly over the life of the mine unless some additional infrastructure or new mine areas are incorporated into the mineable reserves.

18.4

Ore stockpiles

The mine currently has two ore stockpiles which store low grade silver ore, or material pending evaluation (due to mixing of different ore types). Once stockpile material of unknown grade has been sampled and results obtained, the geology department in coordination with the mine and planning departments, takes the decision on whether to transport this material to the plant or to the waste stockpile.

18.5

Concentrate transportation

Tractor trailers that can transport two 25 tonne containers each are used to transport concentrate. The containers must be made of stainless steel. Each container is registered and weighed at the mine scales before the loading, sampling and weighing process is performed of the concentrate prior to the unit being sealed and registered. The concentrate is then transported by road to the port of Manzanillo in the State of Colima for subsequent shipping to purchasers in 400 to 600 tonne lots.

18.6

Power generation

The main power supply to the mine is provided via a 115,000 volt circuit managed by the Federal Electricity Commission (CFE), which has an operations switchboard next to the mines principal substation.

The mine also has a secondary reserve power supply in a 13,200 volt circuit, also managed by the Federal Electricity Commission (CFE). This circuit is available to supply power to critical equipment in case of power failure in the main circuit.

18.6.1   Principal substation

The principal substation of the mine is composed of a 7 to 8 MVA transformer with a transformation ratio of 115 to 13.8 kV, connection-disconnection elements and protection relays.

18.6.2   Distribution

Power distribution at the property is primarily through the use of overhead transmission lines on concrete posts. The basic distribution scheme is a 13,800 volt circuit via substations.

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18.6.3   Mine distribution

Power supply for the underground portion of the mine consists of two circuits with the following arrangements:

•

Overhead network that feeds three transformers at the surface with a transformation ratio of 13,200 to 440 volts with capacities of 750 kVA (2 piece) and 112.5 kVA (1 piece).

•

Overhead network that feeds two transformers at the surface with a transformation ratio of 13,200 to 4,160 volts with capacities of 1,500 kVA and 2,000 kVA. This is the principal network and has a two circuit distribution into the underground mine:

o

Circuit 1 (North) involves a 2,000 kVA transformer feeding four underground transformers, at a ratio of 4,160 to 460 volts through an isolated 5 kV wire.

▪

The first transformer (750 kVA), located at the 1,300 level, supplies power to a 250,000 cubic feet per minute fan providing ventilation to the main circuit.

▪

The second transformer (750 kVA) also located at the 1,300 level, supplies power to the mine operation for level 1,200.

▪

The third transformer (750 kVA), located at the 1,100 level, supplies power to the mine operation for level 1,100.

▪

The fourth transformer (500 kVA), located at the 1,100 level, supplies power to a pumping station and the diamond drilling activities.

o

Circuit 2 (Central) involves a 1,500 kVA transformer feeding three underground transformers, at a ratio of 4,160 to 460 volts through an isolated 5 kV wire.

▪

The first transformer (750 kVA), located at the 1,300 level, supplies power to the mine operation for level 1,200.

▪

The second transformer (750 kVA), located at the 1,200 level supplies power to the mine operation for level 1,100.

▪

The third transformer (750 kVA), located at the 1,100 level supplies power to the mine operation for the 1,100 and 1,000 levels.

18.7

Communications systems

Communications services are supplied by Teléfonos de México S.A.B. de C.V. The communication infrastructure consists of a microwave connection from the city of Oaxaca to the telephone center in San José del Progreso (which began operating in August 2012) and from the San José telephone center to the mine’s data center. It is transmitted through copper cables, with digital capacity.

The mining operation has an air-conditioned data center, with controlled access and closed circuit television. The computer network (category 6), is certified by Panduit.

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Switching systems have been purchased from Cisco Systems Inc. and have service policies in effect. The telephone switching equipment is digital and has IP connectivity. Additionally, a backup communications infrastructure consisting of a RF 50 km link connects the San Jose Mine with the Cuzcatlan office in Oaxaca.

The underground mine communication network is operated using fiber optic cable with radio coverage (VHF) over approximately 8 km extending down to the 1,100 level in the central sector and to the 1,000 level in the North sector.

The Personal Detection System, based on RFID (Radio Frequency Identification) technology, has six detection points on surface and twenty-five detection points underground, with coverage of the major workings of the mine. The purpose of this system is to identify and monitor personnel movement inside the mine in real time for safety purposes.

Minera Cuzcatlan has implemented a video surveillance system inside the mine, which consists of seventeen cameras with the purpose of monitoring the main pump stations, power stations and meeting points.

Local networks at the underground mine have been implemented with internet service to two work areas in the central sector of the mine (Level 1,300 and 1,200), and to one work area in the north sector (Workshop Level 1,100).

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Market Studies and Contracts

Since the operation commenced production in August 2011 a corporate decision was made to sell the concentrate on the open market. In order to get the best commercial terms for the concentrates, it is Fortuna’s policy to sign contracts for periods no longer than one year. In December 2015, 50 percent of the concentrate production for 2016 was committed for sale to Trafigura México S.A de CV and the remaining 50 percent was committed for sale to Metagri S.A. de C.V. These commercial agreements take into account the additional production expected from the processing plant expansion project commissioned in July 2016.

Minera Cuzcatlan expects to complete a new tender process during the last quarter of 2016 for selling silver and gold concentrate in 2017.

All commercial terms entered between the buyer and Minera Cuzcatlan are within standard industry norms.

Edwin Gutierrez, a Qualified Person as defined by NI 43-101, has reviewed the aforementioned agreements and has ensured that the results support the assumptions used in this Technical Report.

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Environmental Studies, Permitting and Social or Community Impact

20.1

Environmental compliance and considerations

The San José mine complies with the terms of the Environmental Impact Report and with each of the conditions provided in the resolutions of the environmental impact authorization issued by the Secretary of the Environment and Natural Resources (SEMARNAT) through official communication No. SEMARNAT-SGPA-DIRA-1731, dated October 19, 2009.

As a result of the approval of the Environmental Impact Report, environmental protection programs were implemented, which were prepared for Compañía Minera Cuzcatlán by the Inter-disciplinary Research Center for Comprehensive Regional Development in the Oaxaca Region (CIIDIR). Such programs fully comply with the requests of SEMARNAT.

The principal environmental programs all approved by SEMARNAT are as follows:

•

Technical-Economic Study to determine the security instrument for the San José project which defines the funds that the company must annually spend during the years the project is developed.

•

Flora and Fauna Protection and Conservation Program of the San José project, approved for the rescue of flora and fauna in the construction areas and facilities of the mining operation. It was launched in 2010 and will continue while the mine is operating.

•

Reforestation program for the San José project which considers the reforestation of all the areas directly impacted by the activities relating to the execution of the mining project. This program will be implemented gradually and will continue until the site is abandoned.

•

Ecologic Restoration Program which considers the activities that will be carried out to foster the restoration of the areas directly affected by the activities of the project.

•

Environmental Monitoring Program, which defines the parameters to monitor water, air, noise and total suspended particles (dust), as well as the sampling points and terms. Launched in 2010 the program is executed annually.

20.2

Environmental permitting

The most important environmental permits that have been granted to Compañía Minera Cuzcatlán and which support its establishment and operation are:

•

Environmental Impact Authorization, issued under official communication No. SEMARNAT-SGPA-DIRA-1731/2009, through which SEMARNAT authorized the construction, execution and maintenance of the San José mining unit, for a period of 12 years, effective until October 23, 2021, over a surface of 92.00 hectares.

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•

Resolution SEMARNAT-SGPA-DIRA-367/ 2011, through which SEMARNAT issued an environmental impact authorization for the modernization, operation and maintenance of the waste water treatment plant in Ocotlán de Morelos, Oaxaca (PTAR Ocotlán), effective until May 13, 2031. Minera Cuzcatlan is the manager of this permit in accordance with the agreement with the municipality of Ocotlan de Morelos.

•

Concession Title No. 05OAX137241/20FDOC10, issued by the National Water Commission (CONAGUA), to occupy 31,330 square meters of land in a federal zone, located in San José del Progreso, Ocotlán, Oaxaca. The tailings disposal facilities are built on this land. Such concession will be effective until March 12, 2030.

•

Concession Title No. 05OAX137242/20FKOC10, issued by CONAGUA, for waste water discharge, for a volume of 912.50 m3 per year, resulting from waste water treatment of the mine services, dated February 24, 2010, effective until March 12, 2020. This discharge permit was no longer required after the installation of the wastewater treatment plant (end of 2010).

•

Concession Title No. 05OAX137328/20FDOC10, issued by CONAGUA, for the discharge of 18,250 m3 of water per year used in the mining activities, dated April 15, 2010, effective until May 13, 2020. This concession also authorizes the usage of 25 m2 of land at the wastewater discharge point.

•

Permit No. 4311, dated July 5, 2011, through which CONAGUA, authorized the construction of the tailings dam. It is effective until July 27, 2019.

•

General permit No. 4184, issued by National Defense for the use of explosives in the mine’s activities. This permit must be renewed annually.

•

Mining exploitation concession title No. 217626, “EL PROGRESO”, issued by the Secretary of the Economy through the General Mining Agency, over an area of 284 hectares, effective from August 6, 2002 until August 5, 2052.

•

Mining exploitation concession title No. 217624, “EL PROGRESO II”, issued by the Secretary of the Economy through the General Mining Agency over an area of 53.99 hectares, effective from August 6, 2002 until August 5, 2052.

•

Mining exploitation concession title No. 217625, “EL PROGRESO II BIS”, issued by the Secretary of the Economy through the General Mining Agency, effective from August 6, 2002 until August 5, 2052.

•

Mining exploitation concession title No. 215254, “EL PROGRESO III”, issued by the Secretary of the Economy through the General Mining Agency, over an area of 263.38 hectares, effective from February 14, 2002 until February 13, 2052.

•

Gratuitous bailment agreement between the municipality of Ocotlán de Morelos and Minera Cuzcatlán, to operate the waste water treatment plant located in Ocotlán de Morelos, Oaxaca, dated January 1, 2010 to January 1, 2025.

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20.3

Social or community impact

Minera Cuzcatlan’s Community Relations department promotes the sustainable development of the mines neighboring communities. From 2011 to 2015, Minera Cuzcatlan has signed an economic agreement with the community of San Jose del Progreso in which US$3.8 million has been invested in the following four key areas:

•

Sustainable development

•

Health and nutrition

•

Education and culture

•

Communication and dialogue

20.3.1   Sustainable development

The principal goal of the Sustainable Development Program is to stimulate the local economy through the construction of permanent facilities for society development and the technical support to encourage development of local businesses. A total of US$2.5 million has been invested between 2011 and 2015 in the following projects:

•

Improvement of access roads to improve community mobility

•

Rehabilitation of 79.3 km of agricultural access roads between the communities of San Jose del Progreso, San Jose La Garzona, El Porvenir, and Maguey Largo, benefitting 4,720 residents

•

Improvements to 23 km of unpaved roads at San Jose del Progreso

•

Paving of La Chilana, Los Vasquez, La Garzona and Cuajilote city center streets

•

Construction of bridges and drainage at Los Diaz and La Garzona communities

•

Acquisition of two backhoe vehicles for the maintenance of access roads, and two tractors to support local farming activities

•

Installation of the public lighting system for the main access road to San Jose del Progreso and extension to the electrical network

•

Construction of the sewer system below paved roads at San Jose del Progreso

•

Extension of the potable water supply system at San Jose del Progreso benefitting 2,883 residents

•

Construction of 50 water reservoirs to collect rain water for agricultural purposes

•

Building of 80 wells to supply water for human consumption

•

Construction of a water recovery system at San Jose del Progreso

•

Land acquisition and erection of public municipality offices for the public at El Jaguey, and El Cuajilote communities

•

Creation of the following micro-enterprises:

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o

“Zoralí” openwork and sewing

o

“La Esperanza” cafeteria

o

“El sabor” and “La Cabana” restaurants for contractors

o

“El Potrillo” lodgings

o

Support to farmers with the development of areas for growing fruit trees and vegetables while encouraging drip irrigation and solar powered pumps

o

Breeding and feeding of cattle and chicken farming

o

Promotion of the “Feria de la Tuna” festivity to allow local producers to sell products to a more regional market

•

Promotion and development of local businesses in direct relation to servicing the mining industry including:

o

A community company dealing with ore and waste transportation

o

A community company for the transportation of employees and wages

o

Local construction companies for servicing surface and underground requirements

o

Local earth moving company

20.3.2   Health and nutrition

Health and nutrition campaigns are regularly carried out to help protect and educate the local communities. During the last five years US$ 130,000 has been invested in the following main activities:

•

Construction of the “El Cuajilote” Health Center, benefitting 3,252 residents

•

Construction of the Health House at Los Vasquez community, benefitting 60 families

•

Supply of medicines and medical equipment to the health center at San José del Progreso

•

Health support through specialized medics for surgeries, medical care and eye care

•

Start-up of the communitarian food facility at San José del Progreso, to provide food in favor of vulnerable groups

•

Execution of the “Healthy Home” Program, involving the construction of 719 energy saving stoves, 143 dry ecologic toilets, and 51 tanks to store rainy water

•

Improvement in housing with a focus on the elderly

20.3.3   Education and culture

Between 2011 and 2015, Minera Cuzcatlan has invested US$1.21 million in the Education and Cultural program. Main activities relating to this program include:

•

Scholarship programs carried out at four educational levels: junior high school (460 children), high school and college (55 teenagers), from which seven

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college students have achieved a university degree and have been incorporated as workers at Minera Cuzcatlan or other companies serving mining operations

•

Construction and financial backing of the Rivera Daycare Center to support working mothers (40 children under three years old)

•

Roofing of sports facilities at La Garzona, El Cuajilote and Los Vásquez communities

•

Construction of bathrooms and roofing of sports facilities at San José del Progreso

•

Construction of perimeter fence for the elementary school at “El Porvenir” community

•

Building and equipment for five computer centers across the San José del Progreso Municipality

•

Collaboration Agreement with a state public entity dedicated to improving adult literacy and promoting the certification of studies among the population. Since the program commenced 99 people have completed elementary school and 207 have completed high school

•

Implementation of technical training programs and projects with the Work Training and Productivity Institute

•

Equipping of all elementary and high schools across the Municipality of San José del Progreso with sports equipment, academic infrastructure and multimedia systems

•

Acquisition of land for the extension of the elementary school and construction of the “Culture House” at San José del Progreso

•

Integration and support of the philharmonic band “Armonía de mi Pueblo”

•

Establishment of the “Difuminarte” plastic arts workshop

•

Land acquisition for the construction of the Catholic Church building at San José del Progreso

•

Construction of the temple and atrium, for the San Isidro Labrador Church at La Peña, San José del Progreso

•

Construction of the Catholic Church at Maguey Largo community

•

Donations to encourage the union and social coexistence across San José del Progreso Municipality by supporting December holidays, as well as local festivities throughout the year

20.3.4   Communication and dialogue

The main purposes of good communication and an open dialogue are to ensure that accurate information regarding the operation is disseminated to the local community, any concerns from the local communities are addressed by the operation. Minera Cuzcatlan helps to transmit information locally through leaflets and a weekly radio program, guided visits, formal information meetings and press releases.

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20.4

Mine closure

The mine closure plan has been designed to ensure the rehabilitation of the area where the mine is located based on compliance with the following criteria:

•

Environmental and landscape recovery

•

Adjust slopes for a static safety factor of 1.5, a pseudo static safety factor of 1.1 and estimate a maximum soil erosion loss of 4.5 metric tonnes per hectare per year

•

Reduce infiltration in 95 percent

•

Minimize erosion through engineering controls (trenches, adequate slopes)

•

Re-vegetation

•

Correction of surface runoff mechanisms

The projected total cost required to close present and future infrastructure at the mine is US$6.7 million. This number is comprised of US$4.2 million coming from a closure plan study for the existing infrastructure (Clifton, 2015) and US$2.5 million based on a restoration study conducted by the Inter-Disciplinary Research Center for Comprehensive Regional Development in the Oaxaca region in 2014.

August 20, 2016	Page 166 of 189

Capital and Operating Costs

Minera Cuzcatlan capital and operating cost estimates for 2016 for the San Jose Mine are based on predictions of costs for 2016 and the long term. The analysis includes forward estimates for sustaining capital.

21.1

Sustaining capital costs

Capital costs include all investments in mine development, equipment and infrastructure necessary to upgrade the mine facilities and sustain the continuity of the operation. Projected capital costs for 2016 are summarized in Table 21.1.

Table 21.1 Summary of projected major capital costs for 2016

Capital Item	Cost (MUS$)*
Development	5.30
Mine Geology	2.30
Mine Development	7.60

Mine	2.33
Plant	0.49
Maintenance & Energy	0.01
Safety	0.01
Planning and Geology	0.16
Laboratory	0.18
Other investment	0.28
Equipment and Infrastructure	3.45

Plant expansion	21.86
Tailing filtration plant	0.30
Paste fill plant	0.70
Dry tailing deposit	3.50
Principal Projects	26.36

Total Capital Expenditure	37.40
*Numbers may not total due to rounding

A total of US$37.40 million is estimated for 2016 in order to improve the mine facilities and sustain the operation. The capital costs beyond 2016 are expected to decrease significantly to ranges between US$5 million and US$10 million annually. The capital costs are split into three areas:

•

mine development

August 20, 2016	Page 167 of 189

•

equipment and infrastructure

•

principal projects

21.1.1   Mine development

Mine development includes the main development and infrastructure of the mine through the generation of ramps, ventilation raises, and extraction levels. Infill delineation drilling is included under mine development costs as this activity has the objective of increasing the confidence in the mineral resource estimates in order to include this material in the life of mine. The estimate for these activities in 2016 is US$7.60 million.

21.1.2   Equipment and infrastructure

Equipment and infrastructure costs are attributed to all departments of the mine including; mine, plant, maintenance, energy, safety, information technology, administration and human resources, logistics, geology, planning, laboratory and environmental. The capital cost estimate in 2016 for these areas is US$3.45 million.

21.1.3   Principal projects

Principal projects include the following:

1)

Plant expansion (US$21.86 million). This project involved the expansion of the production plant, consisting of equipment and construction which increased production to 3,000 tpd as of July 2016.

2)

Tailing handling project (US$4.50 million). This project is divided into three areas; paste fill plant, tailing filtration plant and dry tailing deposit. The purpose of the paste fill plant is to re-utilize part of the tailings (comprising 30 percent of the fill) in order to backfill the mine. The tailing filtration plant mainly serves two purposes: 1) help recover approximately 86 percent of the water from the tailings to be re-used in the plants flotation cycle and 2) create a better quality of dry tailings which has a lesser impact on the environment. The dry tailings deposit consists of platforms at different levels, for the stacking, laying and compaction of dry tailings.

21.2

Operating costs

Operating costs include the site costs and other operating expenses for the operation. These operating costs are analyzed on a functional basis and the cost structure is not similar to the operating costs reported by financial statements of Fortuna Silver Mines Inc. The site costs relate to activities that are performed on the property including mine, plant, general services, and administrative service costs. The other operating expenses include costs associated with distribution, general and administrative services, and community support activities. Projected operating costs for 2016 and the long term are summarized in Table 21.2.

August 20, 2016	Page 168 of 189

Table 21.2 Summary of projected major operating costs for 2016

Operating Item	Cost US$/t
Mine	31.14
Plant	14.38
General Services	4.85
Administration mine	1.84
Site Costs	52.22

Concentrate transportation	4.24
Sales and Administration expenses	5.74
Community support activities	0.97
Other Operating Expenses	10.94

Total Site Cost & Operating Expenses*	63.16
* Site costs and operating expenses shown have a functional structure which is not similar to operating costs reported by the financial statements of Fortuna Silver Inc.

21.2.1   Mine operating costs

Mining costs include drilling, blasting, support, loading and haulage. The economy of scale after increasing the mining throughput to 3,000 tpd has provided an opportunity to reduce the mining operating costs. In the long term, the additional transport cost is expected to be offset by a lower mine preparation cost with the mining cost being maintained at approximately the current level.

21.2.2   Mill operating costs

The total mill operating cost is distributed over five areas (crushing, milling, flotation, thickening and filtering, and tailings disposal). Even though the 3,000 tpd increased throughput should reduce the fixed operating costs for the mill, this cost will remain the same due to the additional operational expenses from the tailing filtration plant and the dry stack tailings facility.

21.2.3   General Service costs

General Service costs are estimated to be US$4.85/t. The estimated costs cover operations management, maintenance, geology, planning, safety, environmental and laboratory costs.

21.2.4   Administrative costs

Administrative costs have been estimated as US$1.84/t. Administrative service costs include administration, human resources, storage, hospital, legal, communication systems, accounting and cash, social assistance and community relations.

August 20, 2016	Page 169 of 189

Economic Analysis

The following section is a summary of the major economic consideration of the mine based on the economic analysis conducted by Fortuna following appropriate economic evaluation standards for an operating asset such as the San Jose Mine.

The following section presents the elements of the financial model starting with the financial parameter assumptions and production estimates. Those main inputs allow the forecast of revenues, operating costs, capital costs, sustaining capital, working capital, closure and reclamation costs for final calculations of net project cash flows. The economic analysis has accounted for the increase in processing capacity of the plant from 2,000 tpd to 3,000 tpd in July 2016.

The start date for the economic analysis was January 1, 2016. The financial results are presented based on future metal production, operating costs (OPEX) and capital expenditures (CAPEX) to completion basis from this date. This represents the total project costs without the production and expenditures to that date. The economic analysis is based on an annual production plan for the life of the mine and associated operating and capital costs.

22.1

Summary

Based on a mineable Proven and Probable Reserve of 3.78 million tonnes a project life of over four years is projected. The estimates of metal production, capital costs and operating costs are combined into the discounted cash flow evaluation. The economic evaluation is treated on a project basis using a silver price of US$19 per troy ounce and a gold price of US$1,140 per troy ounce. Income taxes have been accounted for in the cash flow analysis.

The results of the cash flow evaluation are summarized in Table 22.1 showing life-of-mine totals.

Table 22.1 Economic evaluation summary

Item	Value
Payable Silver	24.0 Moz
Payable Gold	181.0 koz
Undiscounted Free Cash Flow (after tax)	US$181 M
Pre-tax NPV at 5%	US$291 M
After-tax NPV at 5%	US$180 M
Pre-tax IRR*	n/a
After-tax IRR*	n/a
* IRR cannot be estimated since all cash flows from the evaluation day onwards are positive

It should be noted that the economic analysis is performed utilizing only Measured and Indicated Mineral Resources, which have been converted to Proven and Probable Reserves; however, Inferred Resources which are not included in the cash flow estimate, can potentially have a positive impact on the project economics and the life of the mine. Inferred Resources in the Trinidad North discovery have the potential to be converted to Mineral Reserves for inclusion into the mine schedule during the upcoming 2016 reserve estimate and life-of-mine plan processes.

August 20, 2016	Page 170 of 189

22.2

Financial assumptions

The most important financial assumptions influencing the economics of the mine include the following parameters:

•

Gold price of US$1,140 per ounce

•

Silver price of US$19 per ounce

•

Mexican Peso exchange rate (MXN$18.20 = US$1.00)

•

Oil price of US$40.06 per barrel (WTI crude) used to derive the diesel price

22.2.1   Gold price

The gold market was on an upward trend from 2001 to 2012 peaking at US$1,668.66 per troy ounce. A correction commenced in late 2012 and continued until 2015 with prices decreasing to US$1,160.35 per troy ounce, however, during 2016 the average price has increased to US$1,251.41. Gold is traded on public markets and during the past few years, new financial products have been introduced to facilitate the accessibility of gold as an investment vehicle.

The base case financial model utilizes a gold price of US$1,140 per troy ounce, with vision through 2019 taken into account.

The price level used is within long-term forecast prices and forward selling curves used by financial and mining analysts. The average monthly gold price from August 2015 to July 2016 based on London Bullion Market Association (LBMA) post meridiem pricing is shown in Figure 22.1. The average annual gold price from 2001 through 2015 based on LBMA average AM/PM pricing is shown in Figure 22.2.

Figure 22.1 Average monthly gold price (US$/troy ounce) from August 2015 to July 2016 based on LBMA pricing

$1,400
$1,350
$1,300
$1,250
$1,200
$1,150
$1,100
$1,050
$1,000
Gold Metal Price US$/oz
Monthly Gold Metal Price

	Aug - 15	Sep - 15	Oct - 15	Nov - 15	Dec - 15	Jan - 16	Feb - 16	Mar - 16	Apr - 16	May - 16	Jun - 16	Jul - 16
PM	$1,117	$1,125	$1,159	$1,086	$1,068	$1,097	$1,200	$1,246	$1,242	$1,259	$1,276	$1,337

August 20, 2016	Page 171 of 189

Figure 22.2 Average annual gold price (US$/troy ounce) since 2001 based on LBMA pricing

22.2.2   Silver price

The base case financial model utilizes a silver price of US$19 per troy ounce, with vision through 2019 taken into account.

The price level used is within financial and mining analysts long-term forecast prices and forward selling curves. The average monthly silver price from August 2015 to July 2016 based on LBMA pricing is shown in Figure 22.3.

Figure 22.3 Average monthly silver price (US$/troy ounce) from August 2015 to July 2016 based on LBMA pricing

August 20, 2016	Page 172 of 189

22.2.3   Mexico peso exchange rate

A significant portion of the capital and operating costs are denominated in Mexican Pesos. These include:

•

Wages and salaries

•

Electrical power

•

Contractor costs

•

Services costs

•

Material costs

•

Federal, provincial and local taxes

Approximately 65 percent of the capital costs and 55 percent of the total operating costs are denominated in Mexican Pesos. All mining duties and taxes are denominated in Mexican currency.

The diesel price used for the project is based on the following assumptions:

•

Crude oil price (US$40.06 per barrel - WTI crude)

•

Crude oil price (MXN$4.62 per liter)

•

Diesel price excluding taxes (MXN$12.09 per liter)

•

Diesel price incl. tax (MXN$14.02 per liter)

•

Diesel price incl. tax (US$0.76 per liter)

22.3

Metal production and revenues

22.3.1   Gold production

Total payable gold production over the mine life from January 1, 2016 is 180,964 troy ounces. The payable gold production per year for the life-of-mine is presented in Figure 22.4.

Figure 22.4 Annual payable gold production

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22.3.2   Silver production

The total life of mine payable silver production is 23.9 million troy ounces from January 1, 2016. The payable silver production per year over the life-of-mine is presented in Figure 22.5.

Figure 22.5 Annual payable silver production

Metal Silver Production (k oz)
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
2016
2017
2018
2019
Annual Production

Revenue

Total net gold and silver revenue of US$598 million is estimated over the mine life at gold and silver prices of US$1,140 and US$19 per troy ounce, respectively. Total net revenue by year is presented in Figure 22.6.

Figure 22.6 Annual net revenues

$200,000
$180,000
$160,000
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$-
Net Revenue US$ 000
2016
2017
2018
2019
Annual net revenue

August 20, 2016	Page 174 of 189

22.4

Gold and silver price sensitivity analysis

A series of price sensitivity analysis were undertaken to demonstrate the variation that can occur if one or both prices deviate from the established price parameters and how  they affect revenue.

Figure 22.7 reflects the effects on price changes while varying combined gold and silver prices and Figure 22.8 reflects the effects while varying the gold and silver prices independently.

Figure 22.7 Price sensitivity analysis for gold and silver variations (combined impacts) reflected on revenue

900
800
700
600
500
400
300
Net Revenue US$ Millions
AU -30%
AU -20%
AU -10%
AU
AU +10%
AU +20%
AU +30%
Gold Variation
Ag -30%
Ag -20%
Ag -10%
Ag
Ag +10%
Ag +20%
Ag +30%

Figure 22.8 Price sensitivity analysis for gold and silver variations (independent impacts) reflected on revenue

Net Revenue US$ Millions
800
700
600
500
400
300
200
100
0
-30%
-20%
-10%
10%
20%
30%
Variation Metal Price
Ag
Au

August 20, 2016	Page 175 of 189

22.5

Taxes

Based on estimated cash flow, sales, and investments included in financial models prepared for the period 2016 to 2019, projections were made of the following items based on current Mexican tax laws for 2015; the Federal Tax Code (CFF), Law on Income Tax (LISR) and Miscellaneous Tax Resolution (RFM):

•

Annual Income Tax under the following assumptions: normal deduction for investments in fixed assets made before 2009, annual deduction of exploration expenses.

o

RATE = 3 % for the years 2016 to 2019

22.5.1   Mexico Mining Tax

On September 8, 2013, the Executive Branch of the Mexican government presented the 2014 Tax Reform package to Congress. Under the Reform, three new articles were included relating to federal royalties and taxes:

•

Special Mining Royalty. This is a 7.5 percent royalty on EBITDA (income minus producing costs; some costs will no longer be deductible).

•

Additional Mining Tax. This corresponds to a tax of 50 percent of $124.74 per hectare for each concessioned hectare for companies that have not performed exploration or exploration activities for a two consecutive year period during the first eleven years of the concession grant. The tax is increased to 100 percent of $124.74 per hectare in the twelfth year of the concession grant.

•

Extraordinary Mining Royalty, consisting of a 0.5 percent royalty rate for companies producing gold, silver and platinum. This royalty is based on the gross revenues derived from the sales of these metals.

In addition, the option that allows the deduction of exploration expenses in mineral deposits in the same period they were incurred is to be replaced by 10 percent amortization per year.

Since the Mining Tax was approved, Minera Cuzcatlan has paid over US$5 million to the federal government.

22.6

Royalties

Other than the proposed Special Mining Royalty and Extraordinary Mining Royalty detailed above, the Progreso concessions which host the presently reported Mineral Reserves at the San Jose Project are not subject to a royalty obligation. A Royalty agreement between Minera Cuzcatlan and Pan American Silver dated January 30, 2013 grants a 1.5 percent Net Smelter Return Royalty to Pan American Silver and a 1 percent Net Smelter Return Royalty to the Mexican Geological Service as a Discovery Royalty in regards to the mining concession “Reduccion Taviche Oeste”.

For the future life of mine plan an estimated of $2.6 million is considered as royalty due to the production of reserves from the Reduccion Taviche Oeste concession.

There are two other royalty agreements in place which have no material impact on the San Jose operation where all Mineral Resources and Mineral Reserves detailed in this report are located. These include:

August 20, 2016	Page 176 of 189

•

Royalty agreement between Minera Cuzcatlan and Beremundo Tomas de Aquino Antonio dated July 1, 2007 granting a one percent Net Smelter Return Royalty to a maximum of US$800,000 in regards to the mining concession “El Pochotle”. To date no mineralized material has been extracted from the El Pochotle concession and no Mineral Resources or Mineral Reserves have been identified on the El Pochotle concession. Minera Cuzcatlan has a buyout provision where they can purchase this royalty right for US$200,000.

•

Royalty agreement between Minera Cuzcatlan and Underwood y Calvo Compania, S.N.C dated June 22, 2006 granting a 1 percent Net Smelter Return Royalty to a maximum of US$2,000,000 with regards to the mining concessions “Bonita Fraccion I”, “Bonita Fraccion II” and “La Voluntad”. To date no mineralized material has been extracted from the aforementioned concessions and no Mineral Resources or Mineral Reserves have been identified in the concessions. Minera Cuzcatlan has a buyout provision where they can purchase this royalty right for US$400,000.

22.7

Reclamation and closure costs

Reclamation and closure costs have been estimated for rehabilitation of the tailings facility and waste dump, reclamation of the surrounding area, dismantling the plant and associated infrastructure and undertaking environmental monitoring. The projected cost required to close present and future infrastructure is US$6.7 million. The total is comprised of US$4.2 million coming from a closure plan study for the existing infrastructure (Clifton, 2015) and US$2.5 million coming from a restoration study done by the Inter-disciplinary research center for comprehensive regional development in the Oaxaca region in 2014(CIDIR, 2014).

22.8

Financial results pre and post-tax

22.8.1   Net cash flow

The project cash flow is presented on a total project basis and on a CAPEX to completion basis in Table 22.2. The model includes the expansion of the plant from 2,000 tpd to 3,000 tpd in July, 2016. The evaluation model presented in Table 22.2 is a summary of the project net cash flows.

August 20, 2016	Page 177 of 189

Table 22.2 Summary of net cash flow

Item	Unit	2016	2017	2018	2019
Price Assumptions
Ag	US$/oz	19	19	19	19
Au	US$/oz	1,140	1,140	1,140	1,140

Production and unit figures
Treated Ore	t	875,000	1,050,000	1,050,000	805,000
Ag head grade	g/t	231	231	233	207
Au head grade	g/t	1.69	1.75	1.78	1.60
Silver production	oz	5,881,111	7,057,333	7,118,435	4,848,479
Silver equivalent production	oz	8,462,690	10,265,211	10,381,306	7,097,049
NSR	US$/t	159.87	161.97	164.01	144.69
Cash cost per tonne	US$/t	57.42	58.57	59.02	58.78
Cash cost per ounce (Ag Eq)	US$/oz	3.18	3.03	2.92	4.19

Financials
Revenue	US$ '000	139,889	170,066	172,214	116,472
(Silver revenue / Total revenue)		73%	72%	72%	72%
Operating income	US$ '000	32,364	37,911	36,021	6,903

EBITDA	US$ '000	79,496	95,600	96,161	55,916
- Current taxes	US$ '000	(22,255)	(29,922)	(26,186)	(10,642)
- Capex	US$ '000	(37,399)	(8,959)	(5,625)	(4,944)
Free Cash Flow	US$ '000	19,841	56,719	64,350	40,330

NPV Calculation	US$ '000
Pre-tax NPV @ 5%	291,491.76
After-tax NPV @ 5%	180,026.68

August 20, 2016	Page 178 of 189

Adjacent Properties

There is no information regarding adjacent properties applicable to the San Jose Property for disclosure in this report.

August 20, 2016	Page 179 of 189

Other Relevant Data and Information

Fortuna considers that the Technical Report contains all the relevant information necessary to ensure the report is understandable and not misleading.

August 20, 2016	Page 180 of 189

Interpretation and Conclusions

An updated Mineral Resources estimate has been prepared for the Trinidad Deposit, San Jose Mine in the Oaxaca state of Mexico. The Mineral Resources estimate is based on drilling and underground sampling data of acceptable quality from a series of drilling and sampling programs conducted between 2001 and June 30, 2015. A combination of Sequential Gaussian Simulation (SGS) and Inverse Power of Distance (IPD) estimation techniques was used to model the mineralized vein systems that make up the deposit.

Proven and Probable Reserves as of December 31, 2015 total 3.78 Mt at an average grade of 232 g/t Ag and 1.73 g/t Au above a break even cut-off grade.

This Technical Report represents the most accurate interpretation of the Mineral Reserve and Mineral Resource available as of the effective date of this report. The conversion of Mineral Resources to Mineral Reserves was made using industry-recognized methods, actual operational costs, capital costs, and plant performance data. Thus, it is considered to be representative of actual and future operational conditions. This report has been prepared with the latest information regarding environmental and closure cost requirements.

Since September 2011 Minera Cuzcatlán has successfully managed the operation of the San José Mine, processing over 2.7 Mt of ore from its underground mining operation and producing 16.8 Moz of silver and 132 koz of gold. During this period considerable investment was made to expand the processing plant and increase the capacity of the tailings dam.

Operating costs are projected at US$57.4 per tonne of processed ore. This is a significant improvement from previous years when this value was over US$75.00 per milled tonne. The operating costs reduction is mainly explained by the progressively expanded ore processing throughput to 3,000 tpd which allows for the decrease of the operating fixed costs component. Proposed capital expenditure for 2016 is considered reasonable in order to improve the facilities, equipment and infrastructure and guarantee the continuity and sustainability of the mining operation.

Capital expenditure for 2016 is estimated at US$37.4 million with the main costs attributed to mine development (US$7.6 million); the 3,000 tpd mill expansion (US$21.9 million); and the dry stack tailings facility (US$4.5 million). Capital expenditure is expected to decrease significantly from 2017 onwards.

The mining operation has been developed in strict compliance with the regulations and permits required by the government agencies involved in the mining sector. In addition, all work follows the international quality and safety standards set forth under standards ISO 14001 and OHSAS 18000.

Minera Cuzcatlán continues developing sustainable annual programs for the benefit of local communities, including educational, nutritional and economic programs. The above mentioned social and environmental responsibilities support a good relationship between the company and local communities. This will aid the development and continuity of the mining operation and improve the standard of living and economies of local communities.

August 20, 2016	Page 181 of 189

Recommendations

A combination of the increase in throughput to 3,000 tonnes per day at the processing plant in July 2016 and the potential of the high-grade silver-gold resources in the Trinidad North discovery area provide the foundation for a growing production profile for Minera Cuzcatlan. Fortuna has targeted its efforts on unlocking this potential for the company and its shareholders while continuing to promote an efficient and cost-effective operation.

Short-term mine plans must be developed in accordance with long-term plans to ensure the mine’s production results are consistent with its budget.

Recommended work programs for 2016 included:

1)

Plant Expansion. This project involved the expansion of the production plant, consisting of equipment and construction to increase production to 3,000 tpd. The estimated cost of this project was US$21.86 million.

2)

Mine Development Program. This activity is designed to prepare the high-grade mineralized Stockwork Zone at the 1,100 level, which will sustain production in 2016. Additionally, the development will aim to reach the 1,100 and 1,000 level to complete the access and to commence the required infrastructure in the Trinidad North discovery area at the 1,100 level.

3)

Tailings handling facility. This project is divided into three areas; paste fill plant, tailing filtration plant and dry tailing deposit. The purpose of the paste fill plant is to re-utilize part of the tailings (comprising 30 percent of the fill) in order to backfill the mine. The tailing filtration plant will mainly serve two purposes: 1) help recover approximately 86 percent of the water from the tailings to be re-used in the plants flotation cycle and 2) create a better quality of dry tailings which will have a lesser impact on the environment. The dry tailings deposit will consist of platforms at different levels, for the stacking, laying and compaction of dry tailings. The project is budgeted to cost US$4.5 million.

4)

Delineation (infill) drilling. Minera Cuzcatlan is planning to continue the delineation drilling from underground in 2016 mainly in the Trinidad North area. The goal of the program is to convert a total of 1.6 Mt of Inferred Resource to the category of Indicated Resource representing an estimated 21 Moz Ag Eq. To achieve this, 64 drill holes totaling 11,000 m have been planned at a budgeted cost of US$1.7 million.

5)

Brownfields exploration. Fortuna has assigned US$8.2 million in 2016 for Brownfields exploration of the San Jose district. This includes 22,000 meters of diamond drilling and the development of a 1,500-meter underground exploration drift that will allow better access to explore the northern extension of the Trinidad North vein system. (Fortuna, 2015b).

Additional recommendations outside of the above work program include:

1)

Mine plan optimization and risk analysis. The conditional simulation methodology used in the estimation of the primary veins results in the generation of 50 equi-probable realizations. By assessing these multiple

August 20, 2016	Page 182 of 189

potential scenarios, the mine plan can be optimized with the identification of low and high risk regions of the deposit.

2)

Density analysis. It is recommended that the number of bulk density measurements be increased in all veins. In addition to this it is also recommended that a study be performed to improve the understanding of the bulk density in the deposit. If a correlation between density and mineralogy could be established it may provide a superior alternative than the presently used global density assignment.

August 20, 2016	Page 183 of 189

References

Alvarez, L.R., 2009. Historia operativa de la Mina San José y de la Planta Concentradora de San Jerónimo Taviche durante la operación de Minerales de Oaxaca previa a l compra por parte de Compañía Minera Cuzcatlán: Internal report for Compañía Minera Cuzcatlán S.A. de C.V., 14p.

Bieniawski, Z.T., 1989. Engineering Rock Mass Classification. New York: John Wiley, pp 51

Cardona Benavides, A., Cham Amaral, C., 2007. Estudio hidrogeológico para la Compañía Minera. Cuzcatlan, Prepared for Universidad Autónoma De San Luis Potosí, Facultad de Ingeniería, pp 2.

Carranza Alvarado, M., Gómez Caballero, J. A., y Pérez León, C., ed., 1996. Monografía geológico-minera del Estado de Oaxaca: Consejo de Recursos Minerales, Secretaria de Comercio y Fomento Industrial, Coordinación General de Minería, Publicación M-17e, 298 p.

Carter, T.G., 2014. Guidelines for use of the Scaled Span Method for Surface Crown Pillar Stability Assessment, 1st International Congress of mine design by empirical methods, Lima - Perú, pp.11-13.

Centro Interdisciplinario de Investigación para el Desarrollo Integral Regional Unidad Oaxaca, Instituto Politécnico Nacional, 2014. Actualización del Estudio Técnico-Económico para determinar el Instrumento de Garantía del Proyecto Minero San José, San José del Progreso, Ocotlán, Oaxaca, México.

Chapman, E.N., and Kelly, T., 2013a. Technical Report: San Jose Property, Oaxaca, Mexico. Prepared for Fortuna Silver Mines Inc., March 22, 2013.

Chapman, E.N., and Kelly, T., 2013b. Technical Report: San Jose Property, Oaxaca, Mexico. Prepared for Fortuna Silver Mines Inc., November 22, 2013.

Chlumsky, Armbrust, and Meyer, 2010a. Pre-feasibility Study: San Jose Project, Oaxaca, Mexico. Prepared for Compania Minera Cuzcatlan, April 23, 2010.

Chlumsky, Armbrust, and Meyer, 2010b. NI 43-101 Technical Report: San Jose Silver Project, Oaxaca, Mexico. Prepared for Fortuna Silver Mines Inc., June 9, 2010.

CIM, 2014. CIM Definition Standards on Mineral Resources and Mineral Reserves. Prepared by the CIM Standing Committee on Reserve Definitions. Adopted by the CIM Council, May 10, 2014.

Clifton, 2015. Plan de Restitucion y Cierre. Clifton Associates Ltd, 2015.

Corbett, G., 2002. Epithermal Gold for Explorationists. AIG Journal-Applied geoscientific practice and research in Australia, 26p.

Corbett, G., 2006. Controls to Low Sulfidation Epithermal Au-Ag. Presentation by G.Corbett, 92p.

Dickinson, W.R., and Lawton, T.F., 2001. Carboniferous to Cretaceous assembly and fragmentation of Mexico. Geological Society of America Bulletin, v. 113, p. 1142-1160.

August 20, 2016	Page 184 of 189

Dimitrakopoulos, R., Godoy, M., and Chou, C.L., 2010. Resource/Reserve Classification with Integrated Geometric and Local Grade Variability Measures in Advances in Orebody Modelling and Strategic Mine Planning I, Australian Institute of Mining and Metallurgy Spectrum Series No.17 (Ed. Dimitrakopoulus, R) pp215-222.

Fortuna, 2011a. Press Release Titled “Fortuna Silver Reports Increase in Reserves and Resources”. Vancouver, Canada, April 12, 2011.

Fortuna, 2011b. Press Release Titled “Fortuna Begins Commercial Production at San Jose Mine, Mexico”. Vancouver, Canada, September 1, 2011.

Fortuna, 2012. Press Release Titled “Fortuna Reports Updated Reserves and Resources”. Vancouver, Canada, March 27, 2012.

Fortuna, 2013a. Press Release Titled “Fortuna closes transaction for the Taviche Oeste Concession, and drills 427 g/t Ag and 2.77 g/t Au over 12.3 m on new extension zone at San Jose mine, Mexico”. Vancouver, Canada, February 4, 2013.

Fortuna, 2013b. Press Release Titled “Fortuna Silver updates Reserves and Resources; Silver in Inferred Resources Increases 38%, Gold 26%”. Vancouver, Canada, March 05, 2013.

Fortuna, 2013c. Press Release Titled “Fortuna intercepts 736 g/t Ag and 4.8 g/t Au over 19.3 m at Trinidad North discovery, San Jose Mine, Mexico”. Vancouver, Canada, May 22, 2013.

Fortuna, 2013d. Press Release Titled “Fortuna drills 7.3 m of 1789 g/t Ag and 10 g/t Au on northern extension of the San Jose mine, Mexico”. Vancouver, Canada, April 22, 2013.

Fortuna, 2013e. Press Release Titled “Fortuna intercepts 736 g/t Ag and 4.8 g/t Au over 19.3 m at Trinidad North discovery, San Jose Mine, Mexico”. Vancouver, Canada, May 22, 2013.

Fortuna, 2013f. Press Release Titled “Fortuna completes transaction to purchase 100% of the Taviche Oeste Concession”. Vancouver, Canada, June 19, 2013.

Fortuna, 2013g. Press Release Titled “Fortuna intercepts 487 g/t Ag and 4 g/t Au over 8.2 m at Trinidad North discovery, San Jose Mine, Mexico”. Vancouver, Canada, August 15, 2013.

Fortuna 2014a. Press Release Titled “Fortuna drills step-out hole of 3.5 kg/t Ag and 15 g/t Au over a true width of 3.7 meters at Trinidad North”. Vancouver, Canada, January 21, 2014.

Fortuna 2014b. Press Release Titled “Fortuna Updates Reserves and Resources; Silver in Inferred Resources Increases 26%, Gold 36% Year-Over-Year”. Vancouver, Canada, February 18, 2014.

Fortuna 2014c. Press Release Titled “Fortuna drills 2.8 kg/t Ag and 14.5 g/t Au over a true thickness of 4.2 meters at Trinidad North Discovery, San Jose mine, Mexico”. Vancouver, Canada, May 10, 2014.

Fortuna, 2014d. Press Release Titled “Fortuna intercepts 2.6 kg/t Ag and 10.8 g/t Au over 3 m in Trinidad North Discovery, San Jose Mine, Mexico”. Vancouver, Canada, April 29, 2014.

Fortuna, 2014e. Press Release Titled “Fortuna intercepts 854 g/t Ag and 5 g/t Au over 3.3 m in Trinidad North step-out drilling at the San Jose Mine, Mexico”. Vancouver, Canada, July 14, 2014.

August 20, 2016	Page 185 of 189

Fortuna, 2014f. Press Release Titled “Fortuna Silver increases silver in reserves by 26% and silver in inferred resources by 67% at the San Jose Mine, Mexico”. Vancouver, Canada, September 30, 2014.

Fortuna, 2015a. Press Release Titled “Fortuna Updates Reserves and Resources: Silver Contained in Reserves Increases 14% Year-over-Year”. Vancouver, Canada, March 10, 2015.

Fortuna, 2015b. Press Release Titled “Fortuna provides year-end update for the San Jose Mine, Mexico”. Vancouver, Canada, December 16, 2015.

Fortuna, 2016a. Press Release Titled “Fortuna Updates Reserves and Resources”. Vancouver, Canada, March 24, 2016.

Fortuna, 2016b. Press Release Titled “Fortuna commissions 3,000 tpd mill expansion on-time and under-budget at the San Jose Mine, Mexico”. Vancouver, Canada, Jul 06, 2016.

Hester, M.G., and Ray, G.E., 2007. Geology, epithermal silver-gold mineralization and mineral resource estimate at the San Jose Mine property, Oaxaca, Mexico: NI43-101 Technical Report prepared for Fortuna Silver Mines Inc., 58p.

Journel, A.G., 1974. Geostatistics for conditional simulation of ore bodies. Econ. Geol., V.69, pp673-687.

Journel, A.G., Kyriakidis, P.C., 2004. Evaluation of Mineral Reserves: A Simulation Approach. Applied Geostatistics Series.

Lechner, M.J., and Earnest, D.F., 2009. Mineral Resource Estimate, Trinidad Deposit, San Jose Project, Oaxaca, Mexico. Prepared for Fortuna Silver Mines Inc., December 10, 2009.

Marinos P., Marinos V., Hoek, E., 2007. The Geological Strength Index (GSI): A Characterization tool for Assessing Engineering Properties for Rock Masses in Proceedings of the International Workshop on Rock Mass Classification in Underground Mining., pp87–94.

Martinez-Serrano, R.G., Solis-Pichardo, G., Flores-Marquez, E.L., Macias-Romo, C, Delgado-Duran, J., 2008. Geochemical and Sr-Nd isotropic characterization of the Miocene volcanic events in the Sierra Madre del Sur, central and southeastern Oaxaca, Mexico. Revista Mexicana de Ciencias Geologicas v.25, no.1, pp1-20.

Osterman, C., 2004. Geology and silver-gold mineralization at the San Jose Mine and the Taviche Mining District, Oaxaca, Mexico. Unpublished Internal Report for Continuum Resources Ltd., 15 p.

Ravenscroft, P.J., 1992. Recoverable reserve estimation by conditional simulation, in Case Histories and Methods in Mineral Resource Estimation, Geological Special Publication, No.63. (Ed. Annels, A.E.) pp.289-298.

Ray, G.E., 2005. Geology and epithermal silver-gold mineralization at the San Jose Property, Oaxaca, Mexico: A NI 43-101 Technical Report prepared for Continuum Resources, 26 p. plus appendices.

Ray, G.E., 2006. Geology and epithermal silver-gold mineralization at the San Jose and Taviche properties, Oaxaca, Mexico: A NI 43-101 Technical Report prepared for Fortuna Silver Mines Inc., 221 p.

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Sánchez Rojas, L. E., Castro Rodríguez, M.G., Ney Aranda Osorio, J., Zarate Lopez, J., Zarate Barradas, R., y Salinas Rodríguez, J.M., 2003. Carta geológico-minera Zaachila E14-12, Escala 1:250,000, 81p.

Sinclair, A.J. and Blackwell, G.H., 2002. Applied Mineral Inventory Estimation. (1st Edition) Cambridge University Press, 381pp.

SVS, 2015. Conceptual study of the extension to 3000 tpd of San Jose Mine, Oaxaca, Mexico, March 2015.

William, A., Hustrulid, W. A., Hustrulid, R. C., 2001. SME Underground Mining methods, Mining Dilution in moderate-to-narrow width deposits. pp 615.

Water Management Consultants Inc, 2009. Evaluación y caracterización de Recursos Hídricos – Fase I Mina San Jose del Progreso, Oaxaca, pp 23, 25.

August 20, 2016	Page 187 of 189

Certificates

CERTIFICATE of QUALIFIED PERSON

(a) I, Eric N. Chapman, Corporate Head of Technical Services for Fortuna Silver Mines Inc., 650-200 Burrard St, Vancouver, BC, V6C 3L6 Canada; do hereby certify that:

(b) I am the co-author of the amended technical report titled Fortuna Silver Mines Inc. San Jose Property, Oaxaca, Mexico dated effective August 20, 2016 (the “Technical Report”).

(c) I graduated with a Bachelor of Science (Honors) Degree in Geology from the University of Southampton (UK) in 1996 and a Master of Science (Distinction) Degree in Mining Geology from the Camborne School of Mines (UK) in 2003. I am a Professional Geologist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration No. 36328) and a Chartered Geologist of the Geological Society of London (Membership No. 1007330). I have been preparing resource estimates for approximately thirteen years and have completed more than twenty resource estimates for a variety of deposit types such as epithermal gold/silver veins, porphyry gold deposits, banded iron formations and volcanogenic massive sulfide deposits. I have completed at least eight Mineral Resource estimates for polymetallic projects over the past seven years.

I have read the definition of ‘qualified person’ set out in National Instrument 43-101 (“the Instrument”) and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements of a ‘qualified person’ for the purposes of the Instrument.

(d) I last visited the property from August 18 to August 20, 2016;

(e) I am responsible for the preparation of sections 1: Summary; 2: Introduction; 3: Reliance on other experts; 4: Property description and location; 5: Accessibility, climate, local resources, infrastructure and physiography; 6: History; 7:Geological setting and mineralization; 8: Deposit types; 9: Exploration; 10: Drilling; 11: Sample preparation, analyses and security; 12: Data verification; 14: Mineral Resource estimates; 23: Adjacent properties; 25: Interpretation and conclusions; 26: Recommendations; 27: References of the Technical Report.

(f) I am an employee of the issuer, Fortuna Silver Mines Inc.

(g) I have been an employee of Fortuna and involved with the property that is the subject of the Technical Report since May 2011.

(h) I have read the Instrument and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

(i) As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Vancouver, BC, this 30th day of January 2017.

[signed]

Eric N. Chapman, P. Geo., C. Geol. (FGS)

August 20, 2016	Page 188 of 189

CERTIFICATE of QUALIFIED PERSON

(a) I, Edwin Gutierrez, Technical Services Manager of Fortuna Silver Mines Inc., Piso 5, Av. Jorge Chavez # 154, Miraflores, Lima, Peru; do hereby certify that:

(b) I am the co-author of the amended technical report titled Fortuna Silver Mines Inc. San Jose Property, Oaxaca, Mexico dated effective August 20, 2016 (the “Technical Report”).

(c) I graduated with a Bachelor of Science Degree in Mining from Pontificia Universidad Catolica del Peru, Lima, Peru in 2000. I have a Master of Science Degree in Mining from University of Arizona, USA, granted in 2008. I am a Registered Member of the Society for Mining, Metallurgy and Exploration, Inc. (SME Registered Member Number 4119110RM). I have practiced my profession for 16 years. I have been directly involved in underground and open pit operations, mining consulting, and assisting in the development of mining projects in Peru, Brazil, Chile, Argentina, Ghana, Democratic Republic of Congo, Indonesia, Canada, United States of America, and Mexico.

I have read the definition of ‘qualified person’ set out in National Instrument 43-101 (“the Instrument”) and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements of a ‘qualified person’ for the purposes of the Instrument.

(d) I last visited the property in July 2016;

(e) I am responsible for the preparation of sections 1: Summary; 2: Introduction; 13: Mineral processing and metallurgical testing; 15: Mineral Reserve estimate; 16: Mining Methods; 17: Recovery methods; 18: Project Infrastructure; 19: Market studies and contracts; 20: Environmental studies, permitting and social or community impact; 21: Capital and operating costs; 22: Economic analysis; 24: Other relevant information; 25: Interpretation and conclusions; 26: Recommendations; 27: References of the Technical Report.

(f) I am an employee of the issuer, Fortuna Silver Mines Inc.

(g) I have been an employee of Fortuna and involved with the property that is the subject of the Technical Report since July 2015.

(h) I have read the Instrument and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

(i) As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Lima, Peru, this 30th day of January 2017.

[signed]

Edwin Gutierrez, SME Registered Member

August 20, 2016	Page 189 of 189